

HelixBioPharmaCorp.

HELIX BIOPHARMA CORP.

POWIADOMIENIE I OKÓLNIK DOTYCZĄCY WNIOSKU KIEROWNICTWA PRZEZNACZONE NA ROCZNE WALNE ZGROMADZENIE AKCJONARIUSZY W STYCZNIU 2012 ROKU

W

Sheraton Parkway Toronto North
600 Highway 7 East
Richmond Hill, ON
Kanada

Poniedziałek, 30 stycznia 2012 r.
o godz. 10:00 (czasu Toronto)

NINIEJSZY OKÓLNIK DOTYCZĄCY WNIOSKU KIEROWNICTWA ZACHĘCA DO GŁOSOWANIA NA NIEBIESKICH FORMULARZACH PEŁNOMOCNICTWA

Istnieje szereg ważnych spraw, które każdy akcjonariusz powinien dokładnie rozważyć w związku ze Zgromadzeniem.

Zarząd spółki Helix BioPharma Corp. **JEDNOMYŚLNIE ZALECA** akcjonariuszom GŁOSOWANIE **ZA** wszystkimi zagadnieniami zawartymi w **NIEBIESKIM** formularzu pełnomocnictwa.

W przypadku pytań lub aby uzyskać pomoc w zakresie wykonywania prawa głosu z racji posiadanych akcji należy skontaktować się z:

KINGSDALE SHAREHOLDER SERVICES INC.

130 King Street West
Suite 2950, PO Box 361
Toronto, Ontario
M5X 1E2

Bezpłatny numer telefonu w Ameryce Północnej: 1-866-879-7649
Płatny numer telefonu (poza Kanadą i Stanami Zjednoczonymi) – 1-416-867-2272
E-mail: contactus@kingsdaleshareholder.com

Niniejszy dokument, wraz ze wszystkimi załącznikami, stanowi tłumaczenie oryginalnej wersji w języku angielskim wykonane przez TransPerfect Translations, członka globalnej grupy spółek świadczących międzynarodowe usługi językowe i biznesowe. Jednakże, w przypadku jakichkolwiek sprzeczności pomiędzy niniejszym dokumentem a jego oryginalną wersją w języku angielskim, oryginalna wersja w języku angielskim będzie miała znaczenie nadrzędne.

27 grudnia 2011 r.

Drodzy Akcjonariusze,

Mam przyjemność ogłosić, iż w 2011 roku spółka Helix BioPharma Corp. („**Helix**" lub „**Spółka**") osiągnęła największy postęp w swojej historii w związku ze swoimi programami rozwoju wschodzących produktów. Jednakże niestety Helix stoi obecnie na rozdrożu. Jak zapewne Państwo wiedzą, Państwa Spółkę czekają prawdopodobnie wybory zapewne w formie konkursu do zarządu („**Zarząd**"). Jeśli do tego dojdzie, Państwa głosy wpłyną bezpośrednio na przyszłość Spółki oraz ostateczną wartość wytworzoną przez Państwa inwestycję w spółkę Helix.

Kierownictwo („**Kierownictwo**") spółki Helix oraz Zarząd uważają, iż najlepszym sposobem zwiększenia wartości dla wszystkich akcjonariuszy zarówno w Ameryce Północnej, jak i w Europie jest podtrzymanie strategii i kierunku ostrożnie opracowanego przez aktualny Zarząd. Jeśli dysydenci przejmą kontrolę nad Zarządem, to, zdaniem aktualnego Kierownictwa i Zarządu, Spółka nie będzie dłużej podtrzymywać tych strategii ani kierunku, a skutki tegoż odczują akcjonariusze.

Obecny Zarząd i Kierownictwo mają strategiczną wizję ugruntowania Helix jako wiodącej spółki, która opracuje klinicznie zatwierdzone, innowacyjne terapie nowotworowe. Naszym zdaniem opracowaliśmy technologie, które są wyjątkowe w zakresie podawania leków i docelowej terapii nowotworowej. Naszym zdaniem mogą one zmienić przyszłość związaną z profilaktyką i terapią nowotworową. Uważamy, iż nasze strategie postawią Spółkę w najlepszym położeniu do zmaksymalizowania wartości dla akcjonariuszy, zarówno w perspektywie krótkoterminowej, jak i długoterminowej. Przez cały czas dynamicznie realizujemy odpowiedzialny fiskalnie plan strategiczny, który skupia się na przyspieszeniu i rozszerzeniu naszego portfolio opracowywanych produktów, finansowanego z trwałych środków, gdziekolwiek to możliwe, generując wsparcie znanych instytucji i firmy farmaceutycznych, rozszerzając nasz profil korporacyjny oraz poprawiając płynności akcji.

W ciągu ostatniego roku obecne Kierownictwo oraz Zarząd poczyniły duże postępy w położeniu podwalin pod utworzenie trwałej, długoterminowej wartości dla akcjonariuszy. Dokonaliśmy tego na kilku poziomach, a do największych osiągnięć należą:

- uzyskanie zatwierdzeń od organów regulacyjnych zgodnie z planem, zarówno w Stanach Zjednoczonych („**U.S.**"), jak i w Polsce, w celu rozpoczęcia badań klinicznych na ludziach z nowym kandydatem na lek L-DOS47 spółki Helix; oraz

- uzyskanie zatwierdzenia od Amerykańskiej Agencji ds. Żywności i Leków („**FDA**") w celu rozpoczęcia naszej planowanej kluczowej próby skuteczności leku Topical Interferon Alpha-2b w Stanach Zjednoczonych z zamierzeniem bazowania na dotychczas zebranych pozytywnych danych klinicznych Fazy II.

Osiągnięcie tych ważnych kamieni milowych sprawiło, iż znajdujemy się obecnie w dobrej pozycji, aby przyspieszyć nasze badania nad dwoma kandydatami na leki, z których każdy jest przeznaczony na ważne rynki o ograniczonej dostępności usług medycznych. Ponadto po otrzymaniu zatwierdzenia od organów regulacyjnych dla testów klinicznych z udziałem naszego pierwszego leku terapeutycznego L-DOS47 na bazie DOS47 wierzymy, iż jesteśmy teraz gotowi rozwijać naszą platformę technologii DOS47, w szczególności z dodatkowymi terapiami nowotworowymi lekiem DOS47 i aktywnie dążymy w tymże kierunku. Jakiekolwiek radykalne zmiany w Zarządzie będą miały niekorzystny wpływ na kierunek Spółki w tym bardzo krytycznym dla niej momencie, gdy mamy zamiar rozpocząć pierwsze testy na ludziach kandydata na lek L-DOS47.

Oprócz przyspieszenia badań klinicznych nad naszymi dwoma kandydatami na lek oraz bazowaniu na naszej platformie technologii DOS47 obecny Zarząd skupia się na następujących działaniach:

- realizacja odpowiednich strategicznych relacji poprzez fuzje i przejęcia, spółki joint venture, udzielnie licencji i podobne transakcje w celu (i) zwiększenia zasobów i wiedzy dostępnych dla spółki Helix, (ii) rozszerzenia oferty produktów oraz (iii) zwiększenia płynności akcjonariuszy spółki Helix.
- zwiększenie płynności akcjonariuszy spółki Helix w inny sposób.

Udzielenie wsparcia dysydentom spowoduje utratę przez spółkę Helix impetu, którego osiągnięcie okupione zostało ogromnym wysiłkiem, poniesienie kosztów związanych z opóźnieniem programów, do których dojdzie w fazie przejściowej, oraz spowolnienie wysiłków na rzecz zwiększenia płynności i dążenia do zawierania cennych relacji strategicznych. Jeśli dysydenci przejmą kontrolę nad Zarządem, Spółka będzie zarządzana przez osoby, które nie są wystarczająco obeznane z programami Spółki lub nie mają odpowiedniego doświadczenia w tym zakresie. Słowem, będą to osoby nieposiadające odpowiednich cech do kierowania Spółką w jej kolejnym, krytycznym etapie rozwoju. To może mieć negatywny wpływ na Państwa inwestycje w spółkę Helix.

Głosowanie odbędzie się 30 stycznia 2012 roku podczas Rocznego Walnego Zgromadzenia Akcjonariuszy („**Zgromadzenie**").

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Termin głosowania upływa w czwartek, 26 stycznia 2012 roku o godz. 10:00 czasu wschodniego (EST), ale należy zagłosować wcześniej, aby mieć pewność, że Państwa głos zostanie policzony.

Zachęcam do oddania głosu na NIEBIESKIM formularzu pełnomocnictwa <u>ZA</u> Zarządem, przedłożonym w niniejszym raporcie.

<u>**Lista kandydatów spółki Helix**</u>

Obecny Zarząd, zgodnie z dobrymi praktykami ładu korporacyjnego, dokonuje regularnego przeglądu i ocen umiejętności i talentów osób zasiadających w Zarządzie. W ramach tego procesu każdy dyrektor musi zdecydować, czy pragnie dalej zasiadać w Zarządzie. Ponadto Państwa obecny Zarząd pragnie rozszerzyć europejską reprezentację swojego składu. W wyniku tego procesu obecny Zarząd proponuje modyfikację Zarządu.

Proponowana lista kandydatów spółki Helix zawiera trzech nowych kandydatów z Kanady: Jacka M. Kay'a, W. Thomasa Hodgsona i dr Donalda Segala. Każdy z nich posiada szerokie doświadczenie w Spółce oraz znaczną wiedzę i doświadczenie w zakresie zarządzania korporacyjnego i finansami. Główna grupa dyrektorów zapewni niezbędną ciągłość i znajomość branży w celu zapewnienia zdolności Spółki do wykorzystywania możliwości na bazie swoich ostatnich osiągnięć. Pan Kay oraz dr Segal posiadają również bogate doświadczenie, w szczególności w sektorze biofarmaceutycznym.

Spółka oraz Zarząd będą również mogły czerpać z doświadczenia i wiedzy Johna Docherty'ego i Kennetha Cawkella, którzy, po odejściu z Zarządu, będą nadal pełnić swoje obowiązki jako, kolejno, prezes i dyrektor ds. operacyjnych (President, Chief Operating Officer) oraz sekretarz spółki (Corporate Secretary). Ponadto niezależność Zarządu zostanie wzmocniona dzięki wymianie niektórych jego członków. Dr Lickrish oraz prof. Roszkowski-Śliż wyrazili chęć ustąpienia z Zarządu podczas Zgromadzenia. Spółka pragnie wyrazić swoją głęboką wdzięczność i uznanie dla panów Cawkella, Docherty'ego, Lickrisha i Roszkowskiego-Śliża za ich olbrzymi wkład w rozwój Spółki podczas pełnienia funkcji dyrektorów.

Wraz z tymi zmianami proponowana przez spółkę Helix lista kandydatów zawiera również trzech nowych niezależnych członków: Ewę Don-Siemion, prof. Wojciecha M. Kwiatka oraz dr. Wayne'a Schnarra. Pani Don-Siemion jest międzynarodowym prawnikiem praktykującym w Polsce, posiadającym szerokie doświadczenie w sektorze prywatnym. Prof. Kwiatek jest przewodniczącym wydziału Polskiej Akademii Nauk, zaangażowanym obecnie w badania nad rakiem. Dr Schnarr jest rezydentem Kanady i posiada szerokie doświadczenie na rynkach kapitałowych, w szczególności w sektorze biofarmaceutycznym. Nowy Zarząd zaproponował kandydaturę pana Kay'a na Przewodniczącego Zarządu. Pan Kay jest prezesem międzynarodowej firmy farmaceutycznej.

<u>**Grupa Dysydentów**</u>

W dniu 17 października 2011 roku Zarząd otrzymał żądanie akcjonariuszy („**Żądanie**") od Andreasa Kandziora („**Pan Kandziora**") reprezentującego ACM Alpha Consulting Management Est. („**ACM Est.**"), Veroniki Kandziora („**Pani Kandziora**") reprezentującą ACM Alpha Consulting Management AG,(„**ACM AG**"), Pana Kandziora osobiście i Zbigniewa Łobacza („**Pan Łobacz**" i wraz z ACM AG, ACM Est. i panem Kandziora, zwanych „**Grupą Dysydentów**"), zwołania spotkania akcjonariuszy w celu wybrania dyrektorów i ustanowienia dyrektorów, którzy mają zostać wybrani na spotkaniu, w liczbie siedmiu (7).

Chcąc udzielić właściwej odpowiedzi kwestie poruszone przez Grupę Dysydentów, w dniu 16 listopada 2011 roku Zarząd powołał specjalny komitet niezależnych dyrektorów („**Specjalny Komitet**"), którego zadaniem jest udzielanie rad i rekomendacji Zarządowi. Członkami Specjalnego Komitetu są pan Kay i pan Hodgson. Specjalny Komitet zaangażował firmę Norton Rose OR LLP w charakterze organu doradczego, aby uzyskać pomoc w wykonywaniu swojego zadania.

Niektórzy członkowie Grupy Dysydentów byli wcześniej związani ze spółką Helix oraz posiadają przewidziane umowami oraz inne zobowiązania wobec spółki Helix. Specjalny Komitet dokonał oceny, m.in., powiązań oraz zobowiązań umownych pana Kandziory, firmy ACM Est. i jej przedstawicieli oraz różnych papierów wartościowych przedłożonych przez Grupę Dysydentów; wydawanych przez nią komunikatów prasowych, innej dokumentacji otrzymanej przez Spółkę od radcy prawnego Grupy Dysydentów oraz dokumentów dostarczonych przez akcjonariuszy Spółki.

W dniu 17 listopada 2011 roku radca prawny Specjalnego Komitetu skierował pismo do radcy prawnego Grupy Dysydentów i ich przedstawicieli, w którym zawarł pytania i zwrócił się o dodatkowe informacje w związku z powyższymi zagadnieniami wynikającymi z przeglądu dokonanego przez Specjalny Komitet oraz zgodnie z jego najnowszymi zaleceniami. Niestety do tej pory Specjalny Komitet nie otrzymał rzeczowych odpowiedzi na zadane pytania.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

W dniu 6 grudnia 2011 roku Specjalny Komitet wydał komunikat prasowy o następującej treści: „W trakcie wstępnego dochodzenia prowadzonego przez Specjalny Komitet ustalono, że pewne strony trzecie mogły składać nieautoryzowane przez Spółkę oświadczenia i zapewnienia dotyczące zwrotów z inwestycji udziałów Spółki, przekazywane akcjonariuszom europejskim, którzy nabyli akcje jako lokaty prywatne w Europie". W komunikacie prasowym ogłoszono również, że Specjalna Komisja zaangażowała firmę Ernst & Young LLP („**Ernst & Young**") w celu zbadania tych zagadnień i zwróciła się do niej o jak najszybsze sporządzenie raportu dla Specjalnego Komitetu w związku z tym badaniem.

W dniu 7 grudnia 2011 roku Specjalny Komitet złożył pozew w Sądzie Najwyższym prowincji Ontario (Toronto Commercial List), przeciwko firmom ACM AG, ACM Est., panu Kandziorze, pani Kandziorze, panu Łobaczowi i Sławomirowi Majewskiemu jako pozwanym („**Pozwani**") w celu uzyskania orzeczenia w związku z Rocznym Walnym Zgromadzeniem, i deklaracji, iż Pozwani złożyli publiczną ofertę wykonywania prawa głosu z naruszeniem *Kanadyjskiej Ustawy o Korporacjach (Canada Business Corporations Act)* oraz wszelkiego innego zadośćuczynienia. W zawiadomieniu Pozwu czytamy, iż „po dokonaniu wstępnej oceny dostępnej dokumentacji Specjalny Komitet stwierdził kilka niepokojących kwestii, takich jak, m.in.: (i) oczywiste złamanie wynikających z umów zakazów dotyczących handlu przez ACM Est. i pana Kandziora; (ii) oczywisty handel akcjami spółki Helix przez jednego lub kilku Pozwanych w momencie bycia w posiadaniu poufnych informacji o spółce Helix; (iii) oczywiste złamanie przez firmę ACM Est. i pana Kandziora wynikającego z umów zakazu kontaktów lub komunikacji z akcjonariuszami (iv) oczywiste nieprzestrzeganie przepisów bezpieczeństwa wraz z, m.in., niespełnianiem wymagań związanych ze składaniem oferty przejęć, zgodnie z częścią XX Ustawy [Zabezpieczenia prowincji Ontario]...; oraz (v) oczywiste, niezgodne z prawem złożenie publicznej oferty wykonywania prawa głosu".

Lista dyrektorów Grupy Dysydentów

W swoim Żądaniu Grupa Dysydentów przedstawiła proponowaną listę kandydatów, dzięki którym miała ona zamiar skutecznie przejąć kontrolę nad Zarządem. Lista zawiera nazwiska takich osób jak prof. Sławomir Majewski, dr Marek Orłowski i Veronika Kandziora („**Kandydaci Dysydentów**"). Lista ta zawierała również nazwiska dra Segala, pana Kay'a, pana Hodgsona oraz prof. Kazimierz Roszkowskiego-Śliża („**Kandydaci na urząd**", oraz wraz z Kandydatami dysydentów „**Lista kandydatów Dysydentów**"). Spółka potwierdziła iż każdy z Kandydatów na urząd nie ma zamiaru zostać dyrektorem Spółki w ramach Listy kandydatów Dysydentów.

Obecnie pozostaje niejasne, czy Grupa Dysydentów wymieni Listę kandydatów Dysydentów z imienia i nazwiska w swoim niewydanym jeszcze okólniku informacyjnym dotyczącym wniosku, czy zaproponuje całkowicie nową listę dyrektorów, czy zaakceptuje zmiany zaproponowane w niniejszym okólniku przez Zarząd.

Kandydaci do Zarządu wymienieni w załączonym Okólniku Informacyjnym Zarządu posiadają umiejętności, doświadczenie, powiązania oraz znajomość branży konieczną do dalszego zapewniania silnego przywództwa Spółki. Spółka nie zaakceptowała Kandydatów Dysydentów ze względu na pozostające bez odpowiedzi pytania i obawy związanych z niektórymi z nich oraz z powodu dostrzeżonej, zasadniczej motywacji i intencji Grupy Dysydentów. Kandydaci spółki Helix posiadają dobre kwalifikacje do prowadzenia spółki Helix w dobrym kierunku oraz zapewnienia realizacji strategicznej wizji Spółki, z zamiarem maksymalizacji wartości akcjonariuszy.

Uważamy, że w najlepszym interesie Spółki i jej Akcjonariusze leży, aby Państwo wspierali swoje Kierownictwo i Zarząd, które ciężko pracują nad tym, aby działać w najlepszym interesie wszystkich akcjonariuszy, głosując na Kandydatów spółki Helix. Bez względu na liczbę posiadanych akcji Państwa wsparcie jest bardzo ważne i zachęcamy do głosowania na NIEBIESKIM formularzu pełnomocnictwa – na Kandydatów spółki Helix.

Z poważaniem,

Donald H. Segal
Prezes Zarządu i CEO (Chairman of the Board and Chief Executive Officer)

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.



3-305 Industrial Parkway South
Aurora, Ontario, Kanada, L4G 6X7
Telefon: (905) 841-2300
Faks: (905) 841-2244
Witryna: www.helixbiopharma.com

POWIADOMIENIE O ROCZNYM WALNYM ZGROMADZENIU AKCJONARIUSZY, KTÓRE ODBĘDZIE SIĘ W PONIEDZIAŁEK, 30 STYCZNIA 2012 ROKU.

Do Akcjonariuszy:

TO JEST POWIADOMIENIE o Rocznym Walnym Zgromadzeniu Akcjonariuszy Spółki Helix BioPharma Corp. (zwanej dalej „**Spółką**"), które odbędzie się w poniedziałek, 30 stycznia 2012 roku w Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, Ontario („**Zgromadzenie**") w następującym celu:

1. otrzymanie i zapoznanie się ze skonsolidowanym sprawozdaniem finansowym Spółki wraz z opinią rewidenta na temat powyższego za rok finansowy zakończony 31 lipca 2011 roku.

2. ustanowienie liczby dyrektorów do wyborów na Zgromadzeniu w liczbie sześciu (6).

3. wybór dyrektorów mających sprawować urząd przez najbliższy rok.

4. wybór Audytorów na najbliższy rok z wynagrodzeniem do ustalenia przez dyrektorów.

5. realizacja innych spraw, jakie okażą się właściwe przed Zgromadzeniem lub każdym odroczeniem lub odroczeniami tegoż.

Załączony Okólnik Informacyjny zawiera dodatkowe informacje związane z zagadnieniami, które zostaną poruszone podczas Zgromadzenia i stanowi część tego Powiadomienia.

Jeśli jest Pan/Pani zarejestrowanym akcjonariuszem i nie może Pan/Pani wziąć udziału w Zgromadzeniu osobiście, proszę skorzystać ze swojego prawa głosowania w formie podpisania, opatrzenia datą i odesłania NIEBIESKIEGO formularza pełnomocnictwa przed upływem terminu przyjmowania formularzy.

Jeśli nie jest Pan/Pani zarejestrowanym akcjonariuszem proszę o zapoznanie się z instrukcjami dotyczącymi głosowania zawartymi z załączonym Okólniku Informacyjnym w sekcji „Niezarejestrowani posiadacze".

W celu zapewnienia ważności **wszystkie formularze pełnomocnictwa, które zostaną wykorzystane w trakcie Zgromadzenia należy złożyć nie później niż o godz. 10:00 (czasu Toronto) w czwartek, 26 stycznia 2012 roku** lub, w przypadku każdego odroczenia lub odłożenia zgromadzenia, nie później niż 48 godzin (wyłączając soboty, niedziele i dni świąteczne) przed godziną rozpoczęcia ponownie zwołanego zgromadzenia, przez Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Kanada, M5J 2Y1. Nieprawidłowe wypełnienie lub przesłanie formularza może spowodować jego unieważnienie. Termin przyjmowania formularzy może zostać uchylony przez Przewodniczącego według własnego uznania bez powiadomienia.

W DNIU 27 grudnia 2011 roku w Aurora, Ontario, Kanada

HELIX BIOPHARMA CORP.

/-/ Donald H. Segal   */-/ Kenneth A. Cawkell*
DONALD H. SEGAL   KENNETH A. CAWKELL
Przewodniczący   Sekretarz Spółki

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

OKÓLNIK INFORMACYJNY NA ROCZNE WALNE ZGROMADZENIE SPÓŁKI HELIX BIOPHARMA CORP., KTÓRE ODBĘDZIE SIĘ W PONIEDZIAŁEK, 30 STYCZNIA 2012 ROKU

TEN OKÓLNIK DOTYCZĄCY WNIOSKU KIEROWNICTWA SKŁADA PUBLICZNĄ OFERTĘ WYKONYWANIA PRAWA GŁOSU

PUBLICZNA OFERTA WYKONYWANIA PRAWA GŁOSU

Niniejszy okólnik informacyjny kierownictwa (niniejszy „**Okólnik Informacyjny Kierownictwa**" lub niniejszy „**Okólnik**") jest załącznikiem do Powiadomienia o Rocznym Walnym Zgromadzeniu („**Zgromadzenie**") akcjonariuszy („**Akcjonariusze**") zwykłych akcji („**Zwykłe Akcje**") spółki Helix BioPharma Corp. („**Helix**" lub „**Spółka**"), które ma odbyć się w poniedziałek, 30 stycznia 2012 roku w Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, Ontario, Kanada i **zostało zaplanowane w związku z zabieganiem kierownictwa Spółki o głosowanie na NIEBIESKIM formularzu pełnomocnictwa podczas Zgromadzenia.** Zabieganie o głosy będzie odbywało się pocztą, telefonicznie, za pomocą faksu i poczty elektronicznej. Zabieganie o głosowanie na NIEBIESKIM formularzu pełnomocnictwa osobiście, telefonicznie, za pomocą poczty e-mail lub faksu będzie wykonywane przez etatowych pracowników, przedstawicieli Spółki lub przedstawicieli Spółki wynajętej do tego celu. Spółka zaangażowała również firmę Kingsdale Shareholder Services Inc. („**Kingsdale**") do świadczenia następujących usług w związku ze Zgromadzeniem: ocena i analiza Okólnika, polecanie najlepszych praktyk ładu korporacyjnego, gdzie to możliwe, współpraca z firmami doradczymi w zakresie wykonywania prawa głosu, rozwój i wdrażanie komunikacji i strategii zaangażowania Akcjonariuszy, doradzanie w związku ze zgromadzeniem i protokołem wykonywania prawa głosu, raportowanie i ocena zestawień danych formularzy Akcjonariuszy oraz składanie oferty wykonania prawa głosu przez Akcjonariuszy, włączając kontakt z Akcjonariuszami drogą telefoniczną. Koszt tych usług wynosi około 275 000 $. Koszty składania oferty wykonania prawa głosu poniesie Spółka. Ten Okólnik Informacyjny Kierownictwa został sporządzony 27 grudnia 2011 roku, a informacje w nim zawarte pochodzą ze stanu na dzień 20 grudnia 2011 roku, o ile nie wskazano inaczej.

Zarejestrowani Akcjonariusze

Zarejestrowany posiadasz udziałów może skorzystać ze swojego prawa głosu na zgromadzeniu w dwojaki sposób: osobiście, podczas zgromadzenia, lub składając formularz pełnomocnictwa. Jeśli zarejestrowany posiadacz nie chce wziąć udziału w zgromadzeniu lub nie chce głosować osobiście, jego lub jej głos zostanie przesłany w formie formularza pełnomocnictwa. Jeśli zarejestrowany posiadacz pragnie zagłosować osobiście na zgromadzeniu, zachęcamy mimo to do oddania głosu poprzez przesłanie NIEBIESKIEGO formularza pełnomocnictwa – głosowanie za pomocą formularza pełnomocnictwa nie tylko pozwoli zarejestrowanemu posiadaczowi uniknąć głosowania osobiście w przypadku wzięcia udziału w zgromadzeniu i należycie unieważnić wcześniej udzielone prawo wykonania głosu, ale pozwoli również upewnić się, iż jego lub jej głos zostanie policzony w przypadku niemożności osobistego stawienia się na zgromadzeniu.

Wyznaczenie pełnomocników

Osoby wymienione w załączonym NIEBIESKIM formularzu pełnomocnictwa są dyrektorami Spółki. **Akcjonariusz ma prawo wyznaczyć osobę, która nie musi być Akcjonariuszem, i której nazwisko nie znajduje się na załączonym NIEBIESKIM formularzu pełnomocnictwa, która będzie obecna na Zgromadzeniu i będzie działać w imieniu Akcjonariusza.** Aby skorzystać z tego prawa, Akcjonariusz może albo wprowadzi nazwisko takiej osoby w pustym miejscu na załączonym NIEBIESKIM formularzu pełnomocnictwa lub wypełnić inny odpowiedni formularz pełnomocnictwa. Aby formularz pełnomocnictwa był ważny, wymaga on opatrzenia datą i podpisania przez Akcjonariusza lub jego upoważnionego na piśmie pełnomocnika prawnego, lub, jeśli Akcjonariusz jest korporacją, przez należycie upoważnionego dyrektora lub przedstawiciela prawnego korporacji. Jeśli prawo wykonania głosu zostanie wykorzystane przez prawnika, dyrektora, przedstawiciela lub inną osobę reprezentującą Akcjonariusza, to aby wykorzystanie prawa wykonania głosu było ważne, Przewodniczący może zażądać przedłożenia takich dowodów na upoważnienie przedstawiciela do wykorzystania prawa wykonania głosu, jakie Przewodniczący może uznać za stosowne. Formularz pełnomocnictwa do rozpatrzenia należy przedłożyć Spółce lub jej przedstawicielowi, firmie Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Kanada, M5J 2Y1 do godz. 10:00 (czasu Toronto) w czwartek, 26 stycznia 2012 roku lub, w przypadku jakiegokolwiek odroczenia lub odłożenia zgromadzenia, nie później niż 48 godzin (wyłączając soboty, niedziele i dni świąteczne) przed godziną rozpoczęcia ponownie zwołanego zgromadzenia. **Nieprawidłowe wypełnienie lub przesłanie formularza pełnomocnictwa może spowodować jego unieważnienie. Termin przyjmowania formularzy może zostać uchylony przez Przewodniczącego według własnego uznania bez powiadomienia.**

Głosowanie za pomocą formularza pełnomocnictwa

Zwykłe Akcje reprezentowane przez odpowiednio podpisane NIEBIESKIE formularze pełnomocnictwa w załączonym formularzu będą poddane pod głosowanie zgodnie z instrukcjami Akcjonariusza na NIEBIESKIM formularzu pełnomocnictwa podczas jakiegokolwiek zwołanego głosowania. Akcjonariusz może zagłosować za, przeciwko lub wstrzymać się od głosu. Jeśli

Akcjonariusz wskaże zagadnienie, które chciałby poddać pod głosowanie, akcje zostaną odpowiednio poddane pod głosowanie. **W przypadku braku jakichkolwiek instrukcji na NIEBIESKIM formularzu pełnomocnictwa Zwykłe Akcje zostaną poddane pod głosowanie na rzecz wszystkich zagadnień określonych na NIEBIESKIM formularzu pełnomocnictwa.**

Załączony NIEBIESKI formularz pełnomocnictwa upoważnia, według uznania, osoby w nim wymienione do wprowadzania poprawek lub zmian zagadnień omówionych w Powiadomieniu o zgromadzeniu i do wszelkich innych zagadnień zgłoszonych w odpowiednim trybie przed Zgromadzeniem.

Odwołanie pełnomocnictwa

Zarejestrowany Akcjonariusz, który skorzystał z wykonania prawa głosu poprzez pełnomocnictwo może je odwołać za pomocą dokumentu na piśmie, należycie podpisanego przez Akcjonariusza lub upoważnionego na piśmie prawnika Akcjonariusza oraz złożonego w głównej siedzibie Spółki, 3 – 305 Industrial Parkway South, Aurora, ON, Kanada, L4G 6X7, w dniu poprzedzającym Zgromadzenie lub przełożone Zgromadzenie, lub u Przewodniczącego Zgromadzenia w dniu Zgromadzenia w dowolnym momencie przed skorzystaniem z formularza pełnomocnictwa, który ma zostać odwołany, w dowolnej szczególnej kwestii lub w jakiejkolwiek innej kwestii przewidzianej przepisami prawa, łącznie z osobistym stawieniem się na Zgromadzeniu.

Niezarejestrowany Akcjonariusz może odwołać instrukcję głosowania lub uchylić prawo do otrzymania materiałów związanych ze zgromadzeniem lub uchylić udzielone pośrednikowi prawo głosu w każdym momencie na piśmie skierowanym do pośrednika, z wyjątkiem sytuacji, w której działanie pośrednika nie jest wymagane w przypadku, kiedy nie otrzymał on odwołania ze znacznym wyprzedzeniem przed Zgromadzeniem.

Niezarejestrowani Posiadacze

W wielu przypadkach Zwykłe Akcje firmy znajdują się w posiadaniu pośredników w imieniu faktycznego posiadacza („**Niezarejestrowany Posiadacz**").

Zazwyczaj takie akcje znajdują się w posiadaniu:
  (a) w imieniu pośrednika, z którym Niezarejestrowany Posiadacz prowadzi interesy w zakresie akcji (pośrednikami mogą być banki, spółki powiernicze, dealerzy lub brokerzy papierów wartościowych, powiernicy lub zarządcy własnych Indywidualnych Funduszy Emerytalnych (RRSP), Zarejestrowanych Funduszy Emerytalnych (RESP) i podobnych planów); lub
  (b) w imieniu instytucji depozytowej (takiej jak The Canadian Depository for Securities Limited lub „**CDS**").

Niezarejestrowani Posiadacze, którzy nie wyrazili swojego sprzeciwu wobec ujawnianiu Spółce pewnych informacji dotyczących ich własności przez Pośrednika są określani mianem niesprzeciwiających się faktycznych właścicieli („**NOBO**"). Ci Niezarejestrowani Posiadacze, którzy wyrazili swój sprzeciw wobec ujawnianiu Spółce pewnych informacji dotyczących ich własności przez Pośrednika są określani mianem sprzeciwiających się faktycznych właścicieli („**OBO**")

Zgodnie z wymogami National Instrument 54-101 Canadian Securities Administrators Spółka zdecydowała o przesłaniu kopii niniejszego Powiadomienia, niniejszego Okólnika oraz formularza pełnomocnictwa (zwanych zbiorczo „**Materiałami Zgromadzenia**") bezpośrednio do NOBO oraz pośrednio poprzez agencje pośredniczące i Pośredników do OBO.

Kanadyjski Niesprzeciwiający się Faktyczny Akcjonariusz (NOBO)

Niniejsze Materiały Zgromadzenia są wysyłane zarówno do zarejestrowanych, jak i niezarejestrowanych Akcjonariuszy papierów wartościowych. Jeśli jest Pan/Pani kanadyjskim, niesprzeciwiającym się faktycznym Akcjonariuszem, a Spółka lub jej przedstawiciel przesłał niniejsze Materiały Zgromadzenia bezpośrednio do Pana/Pani, to Pana/Pani nazwisko, adres i informacje dotyczące posiadanych przez Pana/Panią papierów wartościowych zostały uzyskane zgodnie z właściwymi wymaganymi przepisami dotyczącymi papierów wartościowych od pośrednika działającego w Pana/Pani imieniu.

Wysyłając niniejsze materiały bezpośrednio do Pana/Pani, Spółka (a nie pośrednik działający w Pana/Pani imieniu) przyjęła na siebie odpowiedzialność za (i) dostarczenie niniejszych materiałów do Pana/Pani oraz (ii) wykonanie Pana/Pani odpowiednich instrukcji dotyczących głosowania. **Prosimy o zwrot Pana/Pani instrukcji dotyczących głosowania, jak określono w prośbie o instrukcje dotyczące głosowania w formularzu pełnomocnictwa załączonym z Materiałami Zgromadzenia wysłanymi do Kanadyjskich Niesprzeciwiających się Faktycznych Akcjonariuszy (NOBO).**

Kanadyjscy Sprzeciwiający się Faktyczni Akcjonariusze i Amerykańscy Faktyczni Akcjonariusze

Zgodnie z kanadyjskim prawem papierów wartościowych Spółka rozesłała kopie Materiałów Zgromadzenia do CDS oraz pośredników w celu dalszej dystrybucji do Kanadyjskich Sprzeciwiających się Faktycznych Akcjonariuszy oraz Amerykańskich Faktycznych Akcjonariuszy. Pośrednicy zobowiązani są przekazać Materiały Zgromadzenia Kanadyjskim Sprzeciwiającym się Faktycznych Akcjonariuszom oraz Amerykańskim Faktycznym Akcjonariuszom, chyba że Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz lub Amerykański Faktyczny Akcjonariusz odmówił ich otrzymania. Spółka może jednak wymagać od Pośredników przekazania Materiałów Zgromadzenia wszystkim Kanadyjskim Sprzeciwiającym się Faktycznym Akcjonariuszom

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

i Amerykańskim Faktycznym Akcjonariuszom, łącznie z tymi, którzy odmówili ich otrzymania, na koszt Spółki. Zazwyczaj pośrednicy skorzystają z firmy usługowej w celu przesłania materiałów zgromadzenia do Kanadyjskich Sprzeciwiających się Faktycznych Akcjonariuszy i Amerykańskich Faktycznych Akcjonariuszy. Kanadyjscy Sprzeciwiający się Faktyczni Akcjonariusze oraz Amerykańscy Faktyczni Akcjonariusze otrzymają albo formularz instrukcji dotyczących głosowania albo, co mniej prawdopodobne, **NIEBIESKI** formularz pełnomocnictwa. Celem tych formularzy jest umożliwienie Kanadyjskim Sprzeciwiającym się Faktycznym Akcjonariuszom oraz Amerykańskim Faktycznym Akcjonariuszom wybrania formy głosowania w sprawie faktycznie posiadanych akcji. Kanadyjscy Sprzeciwiający się Faktyczni Akcjonariusze oraz Amerykańscy Akcjonariusze powinni postępować zgodnie z procedurami opisanymi poniżej, w zależności od rodzaju otrzymanego formularza.

1. Formularz instrukcji głosowania. W większości przypadków Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz lub Amerykański Faktyczny Akcjonariusz otrzyma wraz z materiałami zgromadzenia formularz instrukcji głosowania. Jeśli Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz lub Amerykański Faktyczny Akcjonariusz nie ma zamiaru wziąć udziału w zgromadzeniu ani zagłosować na zgromadzeniu osobiście (ani nie ma zamiaru wysłać na zgromadzenie innej osoby, która zagłosowałaby w imieniu Akcjonariusza), to musi on wypełnić formularz instrukcji głosowania, podpisać go i zwrócić, zgodnie z instrukcjami na formularzu. Jeśli Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz lub Amerykański Faktyczny Akcjonariusz ma zamiar wziąć udział w zgromadzeniu i zagłosować na zgromadzeniu osobiście (lub ma zamiar wysłać na zgromadzenie inną osobę, która zagłosowałaby w imieniu Akcjonariusza), to musi on wypełnić formularz instrukcji głosowania, podpisać go i zwrócić, zgodnie z dostarczonymi instrukcjami.

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2. Formularz pełnomocnictwa. Rzadziej może zdarzyć się, że Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz i Amerykański Faktyczny Akcjonariusz otrzyma w ramach Materiałów Zgromadzenia **NIEBIESKI** formularz pełnomocnictwa, który został wcześniej podpisany przez pośrednika (zazwyczaj w postaci kopii opatrzonego pieczątką podpisu). Formularz ten jest ograniczony do liczby akcji faktycznie posiadanych przez Kanadyjskiego Sprzeciwiającego się Faktycznego Akcjonariusza i Amerykańskiego Faktycznego Akcjonariusza. W przeciwnym wypadku jest on niewypełniony. Jeśli Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz lub Amerykański Faktyczny Akcjonariusz nie ma zamiaru wziąć udziału w zgromadzeniu ani zagłosować na zgromadzeniu osobiście (ani nie ma zamiaru wysyłać na zgromadzenie innej osoby, która zagłosowałaby w ich jego lub jej imieniu), to powinien on wypełnić **NIEBIESKI** formularz pełnomocnictwa i dostarczyć go do Spółki lub powierzyć jej przedstawicielowi, firmie Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, w sposób opisany powyżej. Jeśli Kanadyjski Sprzeciwiający się Faktyczny Akcjonariusz lub Amerykański Faktyczny Akcjonariusz ma zamiar wziąć udział w zgromadzeniu i zagłosować na zgromadzeniu osobiście (lub ma zamiar wysłać na zgromadzenie inną osobę, która zagłosowałaby w imieniu Akcjonariusza), to musi on przekreślić nazwiska zawarte w **NIEBIESKIM** formularzu i wstawić nazwisko Niezarejestrowanego Posiadacza (lub innej takiej osoby) w zapewnionym pustym miejscu.

Niezarejestrowani Międzynarodowi Akcjonariusze
Jeśli jest Pan/Pani Niezarejestrowanym Międzynarodowym Akcjonariuszem, to Spółka, jej przedstawiciel lub pośrednik przesłał te Materiały Zgromadzenia bezpośrednio do Pana/Pani. Niezarejestrowani Międzynarodowi Akcjonariusze otrzymają formularz instrukcji głosowania lub, co mniej prawdopodobne, **NIEBIESKI** formularz pełnomocnictwa. Celem tych formularzy jest umożliwienie Niezarejestrowanym Międzynarodowym Akcjonariuszom bezpośredniego oddania głosu w kwestii faktycznie posiadanych akcji. Niezarejestrowani Międzynarodowi Akcjonariusze powinni postępować zgodnie z poniższymi instrukcjami, w zależności od rodzaju otrzymanego formularza.

1. Formularz instrukcji głosowania. W większości przypadków Niezarejestrowany Międzynarodowy Akcjonariusz otrzyma, w ramach Materiałów Zgromadzenia, formularz instrukcji głosowania. Jeśli Niezarejestrowany Międzynarodowy Akcjonariusz nie ma zamiaru wziąć udziału w zgromadzeniu ani zagłosować na zgromadzeniu osobiście (ani nie ma zamiaru wysyłać innej osoby, która zagłosowałaby w imieniu Akcjonariusza), to powinien on wypełnić formularz instrukcji głosowania, podpisać go i zwrócić, zgodnie z instrukcjami na formularzu. Jeśli Niezarejestrowany Międzynarodowy Akcjonariusz ma zamiar wziąć udział w zgromadzeniu i zagłosować na zgromadzeniu osobiście (lub ma zamiar wysłać na zgromadzenie inną osobę, która zagłosowałaby w imieniu Akcjonariusza), to musi on wypełnić formularz instrukcji głosowania, podpisać go i zwrócić, zgodnie z zapewnionymi instrukcjami.

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2. Formularz pełnomocnictwa. Rzadziej może zdarzyć się, że Niezarejestrowany Międzynarodowy Akcjonariusz otrzyma, w ramach Materiałów Zgromadzenia, NIEBIESKI formularz pełnomocnictwa, który został wcześniej podpisany przez pośrednika (zazwyczaj w postaci kopii opatrzonego pieczątką podpisu). Formularz ten jest ograniczony do liczby akcji faktycznie posiadanych przez Niezarejestrowanego Międzynarodowego Akcjonariusza. W przeciwnym wypadku jest on niewypełniony. Jeśli Niezarejestrowany Międzynarodowy Akcjonariusz nie ma zamiaru wziąć udziału w zgromadzeniu ani zagłosować na zgromadzeniu osobiście (ani nie ma zamiaru wysyłać na zgromadzenie innej osoby, która zagłosowałaby w jego lub jej imieniu),

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

to musi on wypełnić **NIEBIESKI** formularz pełnomocnictwa i dostarczyć go do Spółki lub powierzyć jej przedstawicielowi, firmie Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, w sposób opisany powyżej. Jeśli Niezarejestrowany Międzynarodowy Akcjonariusz ma zamiar wziąć udział w zgromadzeniu i zagłosować na zgromadzeniu osobiście (lub ma zamiar wysłać na zgromadzenie inną osobę, która zagłosowałaby w imieniu Akcjonariusza), to musi on przekreślić nazwiska zawarte w **NIEBIESKIM** formularzu i wstawić nazwisko Niezarejestrowanego Posiadacza (lub innej takiej osoby) w zapewnionym pustym miejscu

Materiały Zgromadzenia wysyłane są do zarówno zarejestrowanych jak i niezarejestrowanych posiadaczy papierów wartościowych. Jeśli jest Pan/Pani niezarejestrowanym właścicielem, a emitent lub jego przedstawiciel wysłał te materiały bezpośrednio do Pana/Pani, to Pana/Pani nazwisko, adres i informacje dotyczące posiadanych przez Pana/Panią papierów wartościowych zostały uzyskane zgodnie z właściwymi wymaganymi przepisami dotyczącymi papierów wartościowych od pośrednika działającego w Pana/Pani imieniu. Wysyłając niniejsze materiały bezpośrednio do Pana/Pani, Spółka (a nie pośrednik działający w Pana/Pani imieniu) przyjęła na siebie odpowiedzialność za (i) dostarczenie niniejszych materiałów do Pana/Pani oraz (ii) wykonanie Pana/Pani odpowiednich instrukcji dotyczących głosowania. Prosimy o zwrot Pana/Pani instrukcji dotyczących głosowania, jak określono w prośbie o instrukcje dotyczące głosowania.

Kanadyjscy Sprzeciwiający się Faktyczni Akcjonariusze, Amerykańscy Faktyczni Akcjonariusze i Niezarejestrowani Międzynarodowi Akcjonariusze powinni postępować zgodnie z instrukcjami na otrzymanych formularzach i bezzwłocznie skontaktować się ze swoimi pośrednikami handlowymi lub pośrednikami, jeśli potrzebują pomocy.

INTERES PEWNYCH OSÓB LUB FIRM W KWESTIACH DO ROZPATRZENIA

Żaden z dyrektorów ani dyrektorów generalnych Spółki ani żadna osoba, która zajmowała takie stanowisko od początku ostatniego zakończonego roku finansowego Spółki ani żaden kandydat na dyrektora Spółki w wyborach, ani żaden partner ani wspólnik powyższych osób nie ma żadnego istotnego interesu, bezpośredniego lub pośredniego, w drodze faktycznego posiadania papierów wartościowych lub inaczej, w żadnym rozpatrywanym na Zgromadzeniu zagadnieniu poza wyborem dyrektorów.

GŁOSOWANIE W SPRAWIE AKCJI ORAZ GŁÓWNI POSIADACZE AKCJI

Spółka jest upoważniona do emisji nieograniczonej liczby Zwykłych Akcji bez wartości nominalnej, z których Spółka posiada 67 216 942 Zwykłych Akcji według danych dostępnych z dnia 20 grudnia 2011 roku. Każda Zwykła Akcja zapewnia prawo do oddania jednego głosu. Spółka jest również upoważniona do emisji 10 000 000 akcji uprzywilejowanych, emitowanych w seriach, z których żadna nie pozostaje aktualnie w obrocie.

Według pewnych informacji zawartych w publicznych dokumentach złożonych w systemach SEDAR i EDGAR, w raportach wewnętrznych dostępnych na stronie www.sedi.ca oraz w rejestrach Spółki, zgodnie z danymi z dnia 20 grudnia 2011 roku, następujący akcjonariusze Spółki faktycznie posiadają, kontrolują lub kierują zwykłymi akcjami stanowiącymi 10% lub więcej praw do głosowania dołączonych do wszystkich zwykłych akcji pozostających w obrocie.

W dniu 9 listopada 2011 roku pan Zbigniew Łobacz oraz, wspólnie, Dorotą i Sylwestrem Cacek, złożyli indywidualnie wczesne raporty ostrzegawcze („**Wczesne Raporty Ostrzegawcze**") w Kanadyjskich organach regulacyjnych papierów wartościowych na stronie www.sedar.com, aktualizując złożone przez nich poprzednie Wczesne Raporty Ostrzegawcze. Według tychże Raportów grupa akcjonariuszy pod przywództwem pana Łobacza rozpoczęła głosowanie i wspiera umowy z pewnymi innymi akcjonariuszami. Zgodnie z tymi Wczesnymi Raportami Ostrzegawczymi akcjonariusze, którzy są stronami w tych głosowaniach i wspierają umowy posiadają zbiorczo 33 823 676 zwykłych akcji (nie wliczając akcji wyemitowanych w momencie wykorzystania warrantów) lub około 50,32% akcji Spółki pozostających w obrocie. Ponadto według Wczesnych Raportów Ostrzegawczych owi akcjonariusze posiadaliby dodatkowe 6 415 000 zwykłych akcji po wykorzystaniu swoich warrantów zakupu akcji.

Akcje dające prawo głosu, należące do tych akcjonariuszy, jak można przeczytać we Wczesnych Raportach Ostrzegawczych, stanowią przedstawiony poniżej procent akcji Spółki pozostających w obrocie, jak obliczono przez Spółkę, i procent zwykłych akcji wydanych przez Spółkę po wykorzystaniu gwarancji zakupu akcji, jak również możemy przeczytać we Wczesnych Raportach Ostrzegawczych: ACM Alpha Consulting Management AG – 580 620, 0,86%, 0; ACM Alpha Consulting Management Est. – 1 004 100, 1,49%, 0; Zbigniew Łobacz – 6 240 000, 9,28%, 6 240 000; Andreas Kandziora – 63 000, 0,09%, 0; Sylwester and Dorota Cacek – 7 060 000, 10,51%, 0; Sławomir Majewski – 1 836 400, 2,73%, 0; Andrezej Bernady – 582 950, 0,87%, 0; Marek Zieliński – 2 742 800, 4,08%, 75 000; Jan Bankiel – 691 575, 1,03%, 50 000; Henryk Bankiel – 642 075, 0,96%, 50 000; Piotr Grzegorzewski – 1 368 700, 2,04%, 0; Daniel Laske – 639 100, 0,95%, 0; Elżbieta Sobiech – 958 800, 1,43%, 0; Wojciech Hajduk – 5 665 556, 8,43%, 0; Izabela Feljsierowicz – 3 748 000, 5,58%, 0. Przedstawione powyżej obliczenia procentowe zostały wykonane w oparciu o 67 216 942 zwykłe akcje pozostające w obrocie, według stanu z 21 grudnia 2011 roku.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Zgodnie z poprawką Harmonogramu 13D przedłożoną Amerykańskiej Komisji Papierów Wartościowych i Giełd (United States Securities and Exchange Commission) 10 listopada 2011 roku („**Poprawka 13D**") na ten dzień i po wejściu w życie wykorzystania przez nich posiadanych warrantów, wymienieni wyżej akcjonariusze twierdzą, że faktycznie posiadają 40 238 676 akcji lub 59,9% zwykłych akcji, które pozostałyby w obrocie w przypadku wykorzystania tych warrantów.

Zarząd Spółki („**Zarząd**") ustaliła datę 2 grudnia 2011 roku jako termin rejestracji. Akcjonariusze, którzy dokonali rejestracji do końca dnia pracy 2 grudnia 2011 roku są uprawnieni do oddania głosu na Zgromadzeniu lub na odroczonym Zgromadzeniu.

ŻĄDANIE AKCJONARIUSZY DYSYDENCKICH

W dniu 17 października 2011 roku Zarząd otrzymał żądanie akcjonariuszy („**Żądanie**") od Andreasa Kandziora („**Pan Kandziora**") reprezentującego ACM Alpha Consulting Management Est. („**ACM Est.**"), Veroniki Kandziora („**Pani Kandziora**") reprezentującą ACM Alpha Consulting Management AG,(„**ACM AG**"), Pana Kandziora osobiście i Zbigniewa Łobacza („**Pan Łobacz**" i wraz z ACM AG, ACM Est. i panem Kandziora, zwanych „**Grupą Dysydentów**"), zwołania spotkania akcjonariuszy w celu wybrania dyrektorów i ustanowienia dyrektorów, którzy mają zostać wybrani na spotkaniu, w liczbie siedmiu (7).

Chcąc udzielić właściwej odpowiedzi kwestie poruszone przez Grupę Dysydentów, w dniu 16 listopada 2011 roku Zarząd powołał specjalny komitet niezależnych dyrektorów („**Specjalny Komitet**"), którego zadaniem jest udzielanie rad i rekomendacji Zarządowi. Członkami Specjalnego Komitetu są pan Kay i pan Hodgson. Specjalny Komitet zaangażował firmę Norton Rose OR LLP w charakterze organu doradczego, aby uzyskać pomoc w wykonywaniu swojego zadania.

Niektórzy członkowie Grupy Dysydentów byli wcześniej związani ze spółką Helix oraz posiadają przewidziane umowami oraz inne zobowiązania wobec spółki Helix. Specjalny Komitet dokonał oceny, m.in., powiązań oraz zobowiązań umownych pana Kandziory, firmy ACM Est. i jej przedstawicieli oraz różnych papierów wartościowych przedłożonych przez Grupę Dysydentów; wydawanych przez nią komunikatów prasowych, innej dokumentacji otrzymanej przez Spółkę od radcy prawnego Grupy Dysydentów oraz dokumentów dostarczonych przez akcjonariuszy Spółki.

W dniu 17 listopada 2011 roku radca prawny Specjalnego Komitetu skierował pismo do radcy prawnego Grupy Dysydentów i ich przedstawicieli, w którym zawarł pytania i zwrócił się o dodatkowe informacje w związku z powyższymi zagadnieniami wynikającymi z przeglądu dokonanego przez Specjalny Komitet oraz zgodnie z jego najnowszymi zaleceniami. Niestety do tej pory Specjalny Komitet nie otrzymał rzeczowych odpowiedzi na zadane pytania.

W dniu 6 grudnia 2011 roku Specjalny Komitet wydał komunikat prasowy o następującej treści: „W trakcie wstępnego dochodzenia prowadzonego przez Specjalny Komitet ustalono, że pewne strony trzecie mogły składać nieautoryzowane przez Spółkę oświadczenia i zapewnienia dotyczące zwrotów z inwestycji udziałów Spółki, przekazywane akcjonariuszom europejskim, którzy nabyli akcje jako lokaty prywatne w Europie". W komunikacie prasowym ogłoszono również, że Specjalna Komisja zaangażowała firmę Ernst & Young LLP („**Ernst & Young**") w celu zbadania tych zagadnień i zwróciła się do niej o jak najszybsze sporządzenie raportu dla Specjalnego Komitetu w związku z tym badaniem.

W dniu 7 grudnia 2011 roku Specjalny Komitet złożył pozew („**Pozew**") w Sądzie Najwyższym prowincji Ontario (Toronto Commercial List), przeciwko firmom ACM AG, ACM Est., panu Kandziorze, pani Kandziorze, panu Łobaczowi i Sławomirowi Majewskiemu jako pozwanym („**Pozwani**") w celu uzyskania orzeczenia w związku z Rocznym Walnym Zgromadzeniem, i deklaracji, iż Pozwani złożyli publiczną ofertę wykonywania prawa głosu z naruszeniem *Kanadyjskiej Ustawy o Korporacjach (Canada Business Corporations Act)* oraz wszelkiego innego zadośćuczynienia. W zawiadomieniu Pozwu czytamy, iż „po dokonaniu wstępnej oceny dostępnej dokumentacji Specjalny Komitet stwierdził kilka niepokojących kwestii, takich jak, m.in.: (i) oczywiste złamanie wynikających z umów zakazów dotyczących handlu przez ACM Est. i pana Kandziora; (ii) oczywisty handel akcjami spółki Helix przez jednego lub kilku Pozwanych w momencie bycia w posiadaniu poufnych informacji o spółce Helix; (iii) oczywiste złamanie przez firmę ACM Est. i pana Kandziora wynikającego z umów zakazu kontaktów lub komunikacji z akcjonariuszami (iv) oczywiste nieprzestrzeganie przepisów bezpieczeństwa wraz z, m.in., niespełnianiem wymagań związanych ze składaniem oferty przejęć, zgodnie z częścią XX Ustawy [Zabezpieczenia prowincji Ontario]...; oraz (v) oczywiste, niezgodne z prawem złożenie publicznej oferty wykonywania prawa głosu".

22 grudnia 2011 roku Specjalny Komitet złożył Wykaz Wniosków we Wniosku Sądowym z oświadczeniem dyrektora generalnego spółki Helix, Donalda H. Segala, opisującego w szczegółach konkretne informacje uzyskane przez Specjalny Komitet oraz dokładny opis obaw spółki Helix.

Do dnia sporządzenia niniejszego Okólnika Informacyjnego Kierownictwa żaden z Pozwanych nie złożył żadnych materiałów w odpowiedzi na Wniosek Sądowy. We Wniosku Sądowym nie zaplanowano żadnej daty przesłuchania.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Lista dyrektorów Grupy Dysydentów

W swoim Żądaniu Grupa Dysydentów przedstawiła proponowaną listę kandydatów, dzięki którym miała ona zamiar skutecznie przejąć kontrolę nad Zarządem. Lista zawiera nazwiska takich osób jak prof. Sławomir Majewski, dr Marek Orłowski i Veronika Kandziora („**Kandydaci Dysydentów**"). Lista ta zawierała również nazwiska dra Segala, pana Kay'a, pana Hodgsona oraz prof. Kazimierz Roszkowskiego-Śliża („**Kandydaci na urząd**", oraz wraz z Kandydatami dysydentów „**Lista kandydatów Dysydentów**"). Spółka potwierdziła, iż każdy z Kandydatów na urząd nie ma zamiaru zostać dyrektorem Spółki w ramach Listy kandydatów Dysydentów.

Obecnie pozostaje niejasne, czy Grupa Dysydentów wymieni Listę kandydatów Dysydentów z imienia i nazwiska w swoim niewydanym jeszcze okólniku informacyjnym dotyczącym wniosku, czy zaproponuje całkowicie nową listę dyrektorów, czy zaakceptuje zmiany zaproponowane w niniejszym okólniku przez Zarząd.

Udzielenie wsparcia Grupie Dysydentów spowoduje utratę przez spółkę Helix impetu, którego osiągnięcie okupione zostało ogromnym wysiłkiem, poniesienie kosztów związanych z opóźnieniem programów, do których dojdzie w fazie przejściowej oraz spowolnienie wysiłków na rzecz zwiększenia płynności i zawierania cennych związków strategicznych. Jeśli Grupa Dysydentów przejmie kontrolę nad Zarządem, Spółka będzie zarządzana przez osoby, które nie są wystarczająco obeznane z programami Spółki lub nie mają odpowiedniego doświadczenia w tym zakresie. Słowem, będą to osoby nieposiadające odpowiednich cech do kierowania Spółką w jej kolejnym, krytycznym etapie rozwoju.

Kandydaci do Zarządu wymienieni w załączonym Okólniku Informacyjnym Zarządu posiadają umiejętności, doświadczenie, powiązania oraz znajomość branży konieczną do dalszego zapewniania silnego przywództwa Spółki. Spółka nie zaakceptowała Kandydatów Dysydentów ze względu na pozostające bez odpowiedzi pytania i obawy związanych z niektórymi z nich oraz z powodu dostrzeżonej, zasadniczej motywacji i intencji Grupy Dysydentów. Kandydaci spółki Helix posiadają dobre kwalifikacje do prowadzenia spółki Helix w dobrym kierunku oraz zapewnienia realizacji strategicznej wizji Spółki, z zamiarem maksymalizacji wartości akcjonariuszy.

<u>KORPORACYJNA STRATEGIA WZROSTU</u>

W ciągu ostatniego roku Państwa obecny Zarząd i Kierownictwo poczyniły duże postępy w budowaniu podwalin pod utworzenie trwałej długoterminowej wartości dla akcjonariuszy. Obecny Zarząd i Kierownictwo operacyjne dokonały tego na kilku poziomach z kluczowymi osiągnięciami. Są to m.in.:

(i)   uzyskanie zatwierdzeń od organów regulacyjnych zgodnie z planem, zarówno w Stanach Zjednoczonych („**U.S.**"), jak i w Polsce, w celu rozpoczęcia klinicznych badań na ludziach z nowym kandydatem na lek L-DOS47 spółki Helix; oraz

(ii)   uzyskanie zatwierdzenia od Amerykańskiej Agencji ds. Żywności i Leków („**FDA**") w celu rozpoczęcia planowanej przez Zarząd i Kierownictwo kluczowej próby skuteczności leku Topical Interferon Alpha-2b w Stanach Zjednoczonych z zamiarem bazowania na pozytywnych danych klinicznych Fazy II, które do tej pory udało nam się zebrać.

Dzięki osiągnięciu tych kamieni milowych obecny Zarząd i Kierownictwo znacznie wzmocniło spółkę Helix. Obecnie spółka Helix znajduje się w dobrej pozycji do przyspieszenia badań nad dwoma kandydatami na leki, z których każdy jest przeznaczony na ważne rynki o ograniczonej dostępności usług medycznych. Zarząd i Kierownictwo spółki Helix z niecierpliwością wyczekuje rozpoczęcia tych ważnych badań klinicznych. Naszym zamiarem jest kontynuowanie drogi trwałego finansowania w celu zapewnienia ciągłości naszych działań, gdziekolwiek to możliwe. W szczególności w przypadku programu Topielica Interferon Alpha-2b spółki Helix Zarząd i Kierownictwo mają zamiar zabezpieczyć wsparcie naszych partnerów strategicznych, włączając najchętniej trwałe wsparcie finansowe przed rozpoczęciem zbliżającego się programu kluczowej próby skuteczności tego kandydata na lek.

Ponadto po otrzymaniu zatwierdzenia od organów regulacyjnych dla testów klinicznych z udziałem pierwszego w historii spółki Helix leku terapeutycznego L-DOS47 na bazie DOS47 Zarząd i Kierownictwo wierzy, iż spółka Helix jest teraz gotowa rozwijać jej platformę technologii DOS47 z dodatkowymi terapiami nowotworowymi lekiem DOS47. W przyszłości Zarząd i Kierownictwo pragną rozwijać kolejne produkty spółki Helix poprzez identyfikację docelowych czynników antynowotworowych w celu ich łączenia z technologią DOS47 spółki Helix i utworzenia nowych kandydatów na lek do testowania klinicznego. W ciągu ostatniego roku Zarząd i Kierownictwo rozpoczęły już prace w tym kierunku, rozszerzając współpracę spółki z Kanadyjskim Państwowym Komitetem Badań Naukowych (National Research Council of Canada) i ustanawiając na wczesnym stadium współpracę z partnerską firmą kanadyjską, Amorfix Life Sciences.

Zarząd i Kierownictwo dokładają wszelkich starań w celu maksymalizacji wartości dla akcjonariuszy. Plan Zarządu i Kierownictwa na 2012 rok polega na dalszym rozwoju produktów leczniczych i kandydatów na lek spółki Helix. Wierzymy, iż

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

nasze osiągnięcia w ciągu ostatniego roku znacznie wzmocniły zdolność spółki Helix do kontynuowania tych działań. Zarząd i Kierownictwo uważają również, iż spółka Helix znajduje się w znakomitej pozycji do rozważenia nowych strategicznych transakcji w nadchodzącym roku. Pozwoli to nam dalej bazować na naszym potencjale wzrostu w celu zapewnienia naszym cenionym akcjonariuszom zysku.

Zarząd i Kierownictwo w szczególności będą skupiać się na zawieraniu odpowiednich strategicznych relacji poprzez fuzje i przejęcia, spółki joint venture, udzielanie licencji i podobne transakcje w celu (i) zwiększenia zasobów i wiedzy dostępnych dla spółki Helix, (ii) rozszerzenia oferty produktów oraz (iii) zwiększenia płynności akcjonariuszy spółki Helix. Zarząd i Kierownictwo są również ukierunkowani na zwiększanie płynności akcjonariuszy spółki Helix w inny sposób.

Nominowani do Zarządu opisani poniżej w sekcji "Szczegółowe Informacje na temat planowanych działań - Wybór Dyrektorów" posiadają umiejętności, doświadczenie, powiązania i wiedzę o branży, które pozwolą na utrzymanie silnego przywództwa. Wartościowy wkład i wiedza Nominowanych przez Helix doprowadziła do znaczących usprawnień wydajności Spółki i jej wyników finansowych, a Nominowani przez Helix posiadają kwalifikacje by nadać Helix właściwy kierunek i zapewnić realizację jej strategicznej wizji.

SZCZEGÓŁOWE INFORMACJE NA TEMAT PLANOWANYCH DZIAŁAŃ

1.　　　SPRAWOZDANIE FINANSOWE I RAPORTY Z AUDYTU

Skonsolidowane sprawozdanie finansowe Spółki na rok fiskalny kończący się 31 lipca 2011 r. i raport z audytu za ten rok zostaną dostarczone przed Zebraniem.

2.　　　USTALANIE LICZBY CZŁONKÓW ZARZĄDU

Zarząd ustalił liczbę członków Zarządu w liczbie sześciu (6). Na Zgromadzeniu Akcjonariusze zostaną poproszeni o przegłosowanie uchwały w trybie zwyczajnym ustalającej członków-elektów w liczbie sześciu (6). Taka uchwała wymaga zatwierdzających głosów zwykłej większości (>50%) akcjonariuszy Spółki, głosujących osobiście lub za pomocą pełnomocnictwa na Zgromadzeniu. **Osoby wymienione w załączonym formularzu pełnomocnictwa mają zamiar głosować za uchwałą ustalającą członków w liczbie sześciu (6), chyba że poinstruowano inaczej na odpowiednio podpisanym i ważnie złożonym formularzu pełnomocnictwa.**

3.　　　WYBÓR CZŁONKÓW ZARZĄDU

Członkowie Zarządu Spółki wybierani są na każdym rocznym zgromadzeniu akcjonariuszy i pełnią swoją funkcję do następnego rocznego zgromadzenia akcjonariuszy lub do momentu wyznaczenia ich następców. W przypadku braku innych instrukcji, załączony NIEBIESKI formularz pełnomocnictwa zostanie wykorzystany w głosowaniu na rzecz osób w nim wymienionych.

Nominowani do Zarządu

Następujące sześć (6) osób zostało nominowanych przez Zarząd Spółki do wyborów podczas Zgromadzenia na stanowiska członków Zarządu Spółki ("**Lista kandydatów Spółki Helix**"). Wszyscy proponowani nominowani wyrażają zgodę na pełnienie funkcji członka, jeśli zostaną wybrani. **Osoby wymienione w załączonym formularzu pełnomocnictwa planują głosować na osoby nominowane w ramach Listy kandydatów Spółki Helix, o ile nie zostaną inaczej poinformowane podczas odpowiednio przeprowadzonego przekazania uprawnień.** Zarząd nie zakłada, iż którykolwiek z wymienionych poniżej nominowanych nie będzie w stanie pełnić funkcji dyrektora, jeśli jednak przed Zgromadzeniem niezależnie od przyczyny zajdą okoliczności, które uniemożliwią pełnienie tej funkcji, osoby wymienione w tym formularzu pośrednictwa zachowują prawo głosowania na inną nominowaną osobę, zgodnie z własnym uznaniem.

Informacje dotyczące tychże osób, zgodnie z danymi podanymi przez samych nominowanych są następujące:

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Imię Nominowanego; Prowincja lub Kraj Zamieszkania; Pozycja w Spółce	Członek Od	Główne Zajęcie	Ilość udziałów posiadanych przez prawo do posiadania, bezpośrednio i pośrednio, oraz kontrolowanych
JACK M. KAY [1] [2] Urodzony: 14 listopada 1940 r. Zamieszkały: Ontario, Kanada -Dyrektor (niezależny) -Przewodniczący Komitetu Zarządzania	5 sty 2005 r.	Prezes Apotex Inc., firmy farmaceutycznej	875 110. akcji zwykłych[3]
W. THOMAS HODGSON[1] [4] Urodzony: 7 stycznia 1953 r. Zamieszkały: Ontario, Kanada -Dyrektor (niezależny) -Przewodniczący Komitetu Audytowego	7 kwi 2008 r.	Starszy Partner i Prezes Greenbrook Capital Partners Inc., firmy zajmującej się doradztwem finansowym; Prezes Lithium Americas Corp., górniczej spółki litu.	10 000. akcji zwykłych[5]
DONALD H. SEGAL[6] Urodzony: 12 września 1947 r. Zamieszkały: Ontario, Kanada -Prezes Zarządu -Główny Dyrektor Wykonawczy -Dyrektor (nie-niezależny)	31 lip 1995 r.	Prezes Spółki od października 2007 r. do dziś; Główny Dyrektor Wykonawczy Spółki od kwietnia 2004 r. do dziś; Dyrektor Główny Spółki od kwietnia 2004 r. do listopada 2007 r.; wcześniej Wiceprezes Spółki od lipca 1995 r. do kwietnia 2004 r.	1 387 000. akcji zwykłych[7]
EWA DON-SIEMION Urodzona: 20 marca 1962 r. Zamieszkała: Polska - Dyrektor (niezależna)	kandydatka	Wspólnik Zarządzający w Kancelarii prawnej Chajec, Don-Siemion & Żyto	0
WOJCIECH M. KWIATEK Urodzony: 18 czerwca 1952 r. Zamieszkały: Kraków, Polska - Dyrektor (niezależny)	kandydat	Kierownik Zakładu Spektroskopii Stosowanej Instytutu Fizyki Jądrowej Polskiej Akademii Nauk	13 350 akcji zwykłych
WAYNE SCHNARR Urodzony: 26 kwietnia 1951 r. Zamieszkały: Ontario, Kanada - Dyrektor (niezależny)	kandydat	Usługi doradcze na część etatu świadczone firmom w sektorze biotechnologicznym i finansowym	0

(1) Obecny członek Komitetu Audytowego.
(2) Obecny członek Komitetu Zarządzania.
(3) Składa się z 446 700 akcji zwykłych kontrolowanych bezpośrednio przez Jacka M. Kay'a oraz 209 205 akcji zwykłych współdzielonych z małżonką pana Kay'a, 10 000 akcji zwykłych należących do dziecka Jacka M. Kay'a oraz 209 205 akcji zwykłych kontrolowanych przez fundację charytatywną kontrolowaną przez rodzinę Pana Kay'a. Nie obejmuje to możliwości zakupu 235 000 akcji zwykłych, warrantów do zakupu 209 205 akcji zwykłych współdzielonych z małżonką pana Kay'a oraz warrantów do zakupu 209 205 akcji zwykłych kontrolowanych przez fundację charytatywną kontrolowanych przez rodzinę Pana Kay'a.
(4) Obecny członek Komitetu Wynagrodzeń.
(5) Obejmuje 10 000 akcji zwykłych. Nie obejmuje możliwości zakupu 235 000 akcji zwykłych.
(6) Dr Segal został po raz pierwszy wybrany przez Zarząd jako pełniący tymczasowo funkcję Prezesa Zarządu w październiku 2007 r. po czym został mianowany na stałe Prezesem Zarządu w dniu 29 stycznia 2008 r. Dr Segal został wybrany na stanowisko Prezesa/Głównego Dyrektora Wykonawczego w dniu 1 kwietnia 2004 4. i zrezygnował z funkcji prezesa w listopadzie 2007 r., aby umożliwić awans Johna M. Docherty'ego.
(7) Obejmuje 1 387 000 akcji zwykłych. Nie obejmuje możliwości zakupu 600 000 akcji zwykłych.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Biografie
Poniżej znajdują się biografie wszystkich proponowanych dyrektorów Firmy aktualne w dniu publikacji tego Okólnika.

Jack M. Kay
Dyrektor
Pan Kay jest Prezesem Grupy Apotex, największej kanadyjskiej grupy firm farmaceutycznych. Posiada ponad 35 lat doświadczenia na szczeblu kierowniczym w zakresie operacji, sprzedaży oraz marketingu w przemyśle farmaceutycznym. Jest prezesem kilku organizacji instytucjonalnych i charytatywnych, w tym jest byłym prezesem zarówno Humber River Regional Hospital, jak i International Schizofrenia Foundation. Jest obecnie byłym Prezesem Canadian Generic Pharmaceutical Association. Zajmuje również stanowisko dyrektora Cangene Corporation, spółki publicznej notowanej na TSX (Giełdzie Papierów Wartościowych w Toronto). Jako niezależny dyrektor pan Kay nadzoruje zarządzanie i pomaga zapewnić zgodność z polityką i standardami zarządzania firmy.

W. Thomas Hodgson
Dyrektor
Pan Hodgson jest obecnie Starszym Partnerem i Prezesem Greenbrook Capital Partners Inc., firmy zajmującej się doradztwem finansowym, a do maja 2011 r. pełnił funkcję konsultanta i doradcy prezesa Magna International Group, jednej z największych na świecie firm motoryzacyjnych specjalizując się w poszukiwaniu możliwości inwestycji w nowe przedsięwzięcia dla firmy. Pan Hodgson ma ponad dwadzieścia lat doświadczenia w badaniach rynku kapitałowego, doradztwie korporacyjnym i consultingu. Jest obecnie Prezesem Lithium Americas Corp., dyrektorem Liberty Silver Corp., był członkiem zarządu MI Developments Inc., Dyrektorem, Prezesem oraz Głównym Dyrektorem Wykonawczym w Magna Entertainment Corp. od marca 2005 r. do marca 2006 r. Od listopada 2002 r. do marca 2005 r. pan Hodgson był Prezesem Strategic Analysis Corporation. Wcześniej zajmował stanowiska kierownicze w kanadyjskich instytucjach finansowych i brytyjskich firmach, w tym Canadian Imperial Bank of Commerce, Canada Pemanent Trust Co. Central Guaranty Trust, gdzie pełnił funkcję Prezesa i Głównego Dyrektora Wykonawczego, Marathon Asset Management Inc., gdzie pełnił funkcję Prezesa, oraz GlobalNetFinancial.com, gdzie pełnił funkcję Głównego Dyrektora Wykonawczego, a następnie Prezesa i Głównego Dyrektora Wykonawczego. Pan Hodgson ukończył Magisterskie Studia Menedżerskie na Queen's University w Kingston w prowincji Ontario.

Dr **Donald H. Segal**
Dyrektor, Prezes i Główny Dyrektor Wykonawczy
Dr Segal posiada ponad 33 lata doświadczenia w przemyśle farmaceutycznym i biotechnologicznym. Przed dołączeniem do Spółki w 1995 r. założył i zarządzał dwoma odnoszącymi sukcesy firmami z branży biomedycznej, które następnie sprzedał; firmy te produkowały zestawy diagnostyczne dla ludzi zbywane zarówno w kraju, jak i na świecie. Był jednym z przedstawicieli z sektora biznesowego odpowiedzialnych za przydzielanie grantów badawczych w the Biotechnology Panel for the Natural Sciences and Engineering Research Council of Canada. Dr Segal został wybrany na Prezesa/Głównego Dyrektora Wykonawczego dnia 1 kwietnia 2004 r. i zrezygnował z tego stanowiska w listopadzie 2007 r., aby umożliwić awans Johna M. Docherty'ego. Funkcje biznesowe dr. Segala, jako Głównego Dyrektora Wykonawczego obejmują nadzór nad sprawami korporacyjnymi firmy oraz odpowiedzialność za tworzenie nowych inicjatyw finansowych, partnerski oraz innych ważnych dla Spółki ze strategicznego punktu widzenia. Dr Segal został po raz pierwszy wybrany przez Zarząd jako pełniący obowiązki Prezesa Zarządu w październiku 2007 r., po czym został mianowany na stałe Prezesem Zarządu w dniu 29 stycznia 2008 r. Jako dyrektor dr Segal bierze udział w nadzorze zarządzania i pomaga zapewnić zgodność z polityką i standardami zarządzania Helix, natomiast jako Prezes przewodzi i gwarantuje wydajność Zarządu.

lic. prawa, mgr **Ewa Don-Siemion**
Dyrektor
Pani Don-Siemion jest wspólnikiem-założycielem i wspólnikiem zarządzającym w Kancelarii Prawnej Chajec, Don-Siemion & Żyto („**CDZ**"). Jest wspólnikiem w CDZ od 2003 r. Przed założeniem CDZ pani Don-Siemion była członkiem zarządu Netia S.A. największego alternatywnego operatora telekomunikacyjnego w Polsce, gdzie odpowiadała za kwestie prawne i regulacyjne w latach 2000-2003. Netia S.A. była notowana na rynku akcji Nasdaq oraz na Polskiej Giełdzie Papierów Wartościowych. Dzięki temu pani Don-Siemion ma doświadczenie we współpracy ze spółkami publicznymi o międzynarodowej bazie akcjonariuszy i różnych wymaganiach w zakresie raportowania. W latach 1994-2000 praktykowała w Shearman & Sterling, firmie prawniczej w Nowym Jorku, w USA. Odpowiedzialna była za zabezpieczanie prawne międzynarodowych transakcji zarówno w sektorze finansowym, jak i medialno-telekomunikacyjnym. Zajmowała się również doradztwem regulacyjnym dla banków i domów maklerskich z Ameryki Łacińskiej i Europy Zachodniej. Pani Don-Siemion ukończyła McGill School of Law w Montrealu w Kanadzie w 1994 r. Posiada także tytuł magistra Filologii Angielskiej uzyskany na Uniwersytecie Wrocławskim. Została przyjęta do nowojorskiej palestry w 1995 roku.

Doc. dr hab. **Wojciech M. Kwiatek**
Dyrektor
Prof. Kwiatek jest kierownikiem Zakładu Spektroskopii Stosowanej Instytutu Fizyki Jądrowej Polskiej Akademii Nauk (IFJ PAN) w Polsce od roku 2006. Przed objęciem tego stanowiska był profesorem nadzwyczajnym IFJ PAN i prowadził wykłady

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

gościnne w Stanach Zjednoczonych, Niemczech, Szwajcarii, Włoszech i Holandii. Pan Kwiatek posiada bogate doświadczenie naukowe jako profesor, badacz i fizyk. Ma na swoim koncie wiele publikacji i był odpowiedzialny za wiele projektów naukowych. Pan Kwiatek posiada tytuł magistra Wydziału Matematyki i Fizyki Uniwersytetu Jagiellońskiego, doktorat z fizyki medycznej IFJ PAN oraz ukończył studia podyplomowe w Zarządzaniu Edukacją Publiczną na Politechnice w Polsce.

dr **Wayne Schnarr,** lic. nauk ścisłych
Dyrektor
Pan Schnarr jest na emeryturze i świadczy dorywczo usługi consultingowe firmom z sektora biotechnologicznego i finansowego. Pan Schnarr posiada ponad 30 lat doświadczenia w tych sektora. Od marca 2008 r. do października 2008 r. był Analitykiem Opieki Zdrowotnej w Blackmont Capital. W latach 2003-2008 pełnił funkcję Starszego wice-prezesa ds. nauk biomedycznych w Equicom Group, należącej do Grupy TMX, gdzie koordynował prace zespołu ds. nauk biomedycznych, który świadczył usługi związane z relacjami z inwestorami dla ponad 30 klientów. Przed rokiem 2003 pan Schnarr był wice-prezesa ds. Rozwoju Korporacyjnego w Oncolytics Biotech Inc., wice-prezesa, założycielem i dyrektorem BioCatalysty Yorkton Inc., Starszym Analitykiem ds. nauk biomedycznych w Yorkton Securities Inc., Prezesem i Głównym Dyrektorem Wykonawczym w Pharma Patch plc, Analitykiem Biotechnologii w Deacon BZW oraz Dyrektorem Badawczym w Canadian Drug Manufacturers Association. Pan Schnarr posiada tytuł magistra zarządzania York University w Toronto w prowinicji Ontario, doktorat z dziedziny chemii na Queen's University w Kingston, w Ontario oraz tytuł licencjata (z wyróżnieniem) z chemii University of Victoria w Victorii, w prowincji Kolumbia Brytyjska.

Nakazy zaprzestania handlu, upadłości, kary i sankcje

Zgodnie z najlepszą wiedzą Spółki, z wyjątkiem informacji przedstawionych poniżej, żaden z proponowanych kandydatów na stanowisko Dyrektora (a) nie jest ani nie był w ciągu 10 lat poprzedzających publikację tego okólnika informacyjnego dyrektorem ani dyrektorem wykonawczym żadnej spółki (wliczając w to Spółkę), która podczas pełnienia takiej funkcji przez kandydata: (i) otrzymała nakaz zaprzestania handlu ani inny podobny nakaz, który uniemożliwiłby korzystanie z prawa o papierach wartościowych przez okres dłuższy niż 30 kolejnych dni; (ii) przeszła przez ciąg wydarzeń, który doprowadził nominowanego dyrektora lub dyrektora wykonawczego do utraty stanowiska, na skutek nakazu zaprzestania handlu lub podobnego nakazu, który uniemożliwiłbym korzystanie z prawa o papierach wartościowych przez okres dłuższy niż 30 kolejnych dni; ani (iii) w ciągu roku od zaprzestania pełnienia funkcji przez nominowaną osobę ogłosiła upadłość, złożyła ofertę korzystając z prawa upadłościowego lub niewypłacalności ani nie stała się celem ani nie została ustanowiona niewypłacalną, nie skorzystała z układu ani porozumienia z wierzycielami ani nie przeszła pod kontrolę syndyka, zarządcy komisarycznego ani wyznaczonego zarządcy środkami; ani (b) nie ogłosił w ciągu 10 lat poprzedzających publikację tego okólnika informacyjnego upadłości, nie złożył oferty korzystając z prawa upadłościowego lub niewypłacalności ani nie stał się celem ani nie został uznany za niewypłacalnego, ani nie przeszedł pod kontrolę syndyka, zarządcy komisarycznego ani wyznaczonego zarządcy środkami nominowanego dyrektora. Pan Schnarr był dyrektorem Ceapro Inc. („**Ceapro**") od kwietnia 1997 roku do kwietnia 1998 roku. Firma Ceapro była wówczas notowana na Giełdzie Papierów Wartościowych Alberta i znajduje się aktualnie na liście oraz pozostaje w obrocie Giełdy TSX Venture Exchange. Następujące oświadczenie jest zawarte w sprawozdaniu finansowy Ceapro na rok kończący się 31 grudnia 2001 roku, dostępnym na stronie www.sedar.com: „27 lutego 1998 roku firma Ceapro otrzymała od sądu Queen's Bench of Alberta nakaz ułatwienia restrukturyzacji niezabezpieczonego długu, zgodnie z Ustawą Companies' Creditors Arrangement Act. Dnia 2 marca 1998 roku firma przesłała formalny projekt układu z wierzycielami, w którym zaproponowano spłacenie zadłużenia niezabezpieczonym wierzycielom z roszczeniem w wysokości wyższej niż 1000 $ poprzez zapłatę jednej trzeciej danego roszczenia w gotówce i dwóch trzecich w akcjach firmy Klasy A na podstawie ceny akcji w wysokości 1,25 $. Niezabezpieczonym wierzycielom o wierzytelności niższej niż 1000 $ zaproponowano spłacenie zadłużenia wyłącznie w gotówce. Dnia 25 marca 1998 roku niezabezpieczeni wierzyciele przegłosowali akceptację projektu układu z wierzycielami. Dnia 26 maja 1998 roku wydano Nakaz sądu Queen's Bench of Alberta, według którego układ został zatwierdzony, zaś akcje wyemitowane". Pani Don-Siemon była dyrektorem firmy Netia S.A. w latach 2000-2003. W 2002 roku, w wyniku kryzysu na rynku telekomunikacyjnym, który rozpoczął się w 2000 roku, akcje firmy Netia S.A. straciły na wartości (od ok. 23 $ za akcję do ok. 1 $ za akcję). W wyniku utraty zbyt dużej wartości konieczne było rozpoczęcie procedur prawnych z udziałem wierzycieli (obligatariuszy). Sprawę rozwiązano poprzez zmniejszenie wartości nominalnej udziałów ówczesnych akcjonariuszy (o ok. 95%) i emisję nowych akcji obligatariuszom. Spółka nigdy nie przestała istnieć, jest obecnie aktywna oraz pozostaje w obrocie na Polskiej Giełdzie Papierów Wartościowych.

4.   WYBÓR I WYNAGRODZENIE AUDYTORÓW

Akcjonariusze zostaną poproszeni o ponowny wybór KPMG LLP jako audytora Spółki za wynagrodzeniem, które zostanie określone przez dyrektorów. KPMG LLP jest audytorem Spółki od pierwotnej fuzji w dniu 31 lipca 1995 r.. Poniższa tabela określa koszta audytu, kwoty podatków oraz wszelkie inne płatności związane z usługami świadczonymi na rzecz Spółki przez audytorów i ich podwykonawców w ciągu ostatnich dwóch lat fiskalnych.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Przedmiot	2011.		2010.	
	Kwota	Procent	Kwota	Procent
Koszty Audytu	288 300 $	90%	249 500 $	87%
Koszta Powiązane z Audytem	0 $	0%	0 $	0%
Podatki[1]	17 306 $	5%	22 835 $	8%
Pozostałe Płatności	14 500 $	5%	14 300 $	5%
Razem	320 106 $	100%	286 635 $	100%

(1) „Podatki" zawierają płatności za konsultacje podatkowe i usługi zapewnienia zgodności z przepisami podatkowymi.

Wszystkie usługi audytowe i poza-audytowe świadczone przez audytorów Spółki wymagają wstępnego zatwierdzenia przez Komitet Audytowy Firmy.

Udziałowcy zostaną poproszeni o zaakceptowanie następującego rozporządzenia:

> „**POSTANOWIA SIĘ, ŻE** KPMG LLP, Chartered Accountants,, zostanie wyznaczone audytorem Spółki z wynagrodzeniem ustalonym przez Zarząd."

OŚWIADCZENIE O WYNAGRODZENIU KIEROWNICTWA

Omówienie i analiza wynagrodzenia

Komitet Wynagrodzeń, cel i zamierzenia
Spółka ustaliła, że Komitet Wynagrodzeń Zarządu, którego celem, częściowo, jest ocena i rekomendowanie Zarządowi całkowitego wynagrodzenia kierownictwa Spółki i zapewnienie, że wynagrodzenia wypłacane są w sposób zgodny z zasadami Spółki, jej celami i zamierzeniami, stopniem rozwoju, sytuacją finansową i perspektywami oraz środowiskiem konkurencyjnym. Ostateczne decyzje w kwestii wynagrodzenia kierownictwa podejmuje Zarząd. Prezes i Główny Dyrektor Wykonawczy Spółki oraz Prezes i Główny Dyrektor Operacyjny Spółki są również dyrektorami Spółki i każdy z nich wstrzymuje się od omawiania i głosowania w kwestii własnego wynagrodzenia.

W skład Komitetu Wynagrodzeń wchodzą obecnie Gordon Lickrish (Przewodniczący), W. Thomas Hodgson, and Kenneth A. Cawkell. Członkowie Komitetu Wynagrodzeń uznawani są przez Zarząd za niezależnych dyrektorów z wyłączeniem pana Cawkella. Patrz „*Zarządzanie Firmą*" poniżej.

Przy rekomendacji pakietów wynagrodzeń dla dyrektorów wykonawczych Komitet Wynagrodzeń pragnie wypełnić następujące cele:

(a) zmotywować personel wykonawczy Spółki do realizowania celów związanych z wydajnością Spółki nagradzając osiągnięcie celów;

(b) rekrutować, a następnie utrzymać wysoce wykwalifikowany personel wykonawczy oferując całkowite wynagrodzenie konkurencyjne w stosunku do tego, co oferują inne firmy w sektorze biotechnologii; oraz

(c) połączyć interesy personelu wykonawczego Spółki z długoterminowymi interesami udziałowców poprzez udział w programie wynagradzania akcjami zwykłymi Spółki.

Programy wynagrodzenia Spółki zostały zaprojektowane, aby motywować i nagradzać wydajność, mierzoną przez dokonywanie postępów w realizowaniu celów Spółki , wyznaczonych przez Zarząd.

Ocena Wynagrodzeń - Kierownictwo Wyższego Szczebla
Komitet Wynagrodzeń podejmuje się corocznej oceny programów wynagrodzeń Spółki dla Głównego Dyrektora Wykonawczego, Głównego Dyrektora Finansowego, Prezesa i Głównego Dyrektora Operacyjnego oraz Głównego Dyrektora Naukowego („**Kierownictwu Wyższego Szczebla**"). Aby wspomóc tę ocenę Komitet Wynagrodzeń może podjąć decyzję o zatrudnieniu zewnętrznej grupy do spraw konsultacji wynagrodzenia. Spółka ostatnio zatrudniła grupę do spraw konsultacji wynagrodzenia w roku fiskalnym kończącym się 31 lipca 2009 r. Opracowano wówczas listę organizacji, z którymi dokonano porównania. Grupa ta jest oceniana co roku i modyfikowana w razie potrzeby przez Komitet Wynagrodzeń w celu uwzględnienia

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

firmy głównie notowanych na TSX, uznawanych przez Komitet Wynagrodzeń za najbardziej porównywalne z Helix w oparciu o udziały w rynku i stopień rozwoju.

W ocenie na rok fiskalny 2011 Komitet Wynagrodzeń oparł się na liście organizacji z poprzedniego roku oraz dodatkowych porównywalnych firmach zaproponowanych Komitetowi Wynagrodzeń przez Głównego Dyrektora Wykonawczego. Komitet Wynagrodzeń określił następujące organizacje jako grupę organizacji kluczowych przy rekomendacjach wynagrodzeń na rok fiskalny 2011: Prometic Life Sciences Inc., Oncolytics Biotech Inc., Labopharm Inc., Protox Therapeutics Inc., Bioniche Life Sciences Inc., MethylGene Inc., Nuvo Research Inc., YM Biosciences Inc., i Generex Pharmaceuticals Inc. (zbiorczo „**Grupa Porównawcza**").

Przy określaniu podstawowych wynagrodzeń oraz maksymalnych poziomów premii za wydajność Kierownictwa Wyższego Szczebla oraz po wzięciu pod uwagę indywidualnego zakresu obowiązków każdego z jego członków, rekomendacji Głównego Dyrektora Wykonawczego oraz sytuacji finansowej i perspektywy Firmy, Komitet Wynagrodzeń zarekomendował, aby na rok fiskalny 2011 podstawowa pensja była równa średniej podstawowych pensji w Grupie Porównawczej dla równorzędnych stanowisk oraz, że poziomy premii zostaną określone w oparciu o kryteria wydajności, które, jeśli zostaną w pełni zrealizowane, dadzą każdemu członkowi Kierownictwa Wyższego Szczebla pensję oraz premię na poziomie nieco wyższym niż przeciętna łączna pensja i premia dla równorzędnych stanowisk w Grupie Porównawczej. Zarząd zaadoptował te rekomendacje i zatwierdził podstawowe pensje dla Kierownictwa Wyższego Szczebla na rok fiskalny 2011 na poziomie zbliżonym do bieżących pensji w grupie porównawczej.

Elementy Wynagrodzenia

1.   Podstawowe Elementy - Kierownictwo Wyższego Szczebla

Pakiet wynagrodzeń Kierownictwa Wyższego Szczebla składa się z następujących podstawowych elementów: pensji, podstawy do wypłacenia premii w oparciu o ocenę wydajności ustaloną na każdy rok fiskalny, wartość akcji, udziału w planie opieki zdrowotnej Spółki, którego składki, inne niż te związane z długoterminową niezdolnością do wykonywania pracy oraz chorobami śmiertelnymi, opłacane są przez Spółkę dla wszystkich pracowników, w tym każdego NEO. Spółka utrzymuje również osobne ubezpieczenie na życie, od niezdolności do wykonywania pracy oraz zdrowotne dla Głównego Dyrektora Wykonawczego (CEO).

Określając podstawowe wynagrodzenia oraz maksymalne poziomy premii za wydajność Kierownictwa Wyższego Szczebla oraz po wzięciu pod uwagę indywidualnego zakresu obowiązków, wcześniejszej wydajności oraz stanu finansowego i perspektyw Spółki, Komitet Wynagrodzeń zalecił, aby w roku fiskalnym 2011 dokonać podniesienia podstawowej pensji Kierownictwa Wyższego szczebla w celu jej zrównania ze średnią bieżących wynagrodzeń Grupy Porównawczej.

W roku fiskalnym 2011 każdy członek Kierownictwa Wyższego Szczebla otrzymał następującą coroczną pensję, której wypłacanie rozpoczęto 1 sierpnia 2010 r. Każdy z nich był uprawniony do uzyskania premii za wydajność na rok fiskalny 2011 w kwocie nie przekraczającej następującego procentu tejże pensji („**Przysługująca premia**")

Imię i nazwisko	Stanowisko	Wynagrodzenie	Premia
Donald Segal (1)	Główny Dyrektor Wykonawczy	415 000 $	35%
John Docherty (1)	Prezes i Główny Dyrektor Operacyjny	300 000 $	35%
Heman Chao	Główny Dyrektor Naukowy	275 000 $	35%
Photios (Frank) Michalargias	Główny Dyrektor Finansowy	260 000 $	25%

(1)   Donald Segal oraz John Docherty są również dyrektorami Spółki, a Donald Segal jest Prezesem Zarządu. Jednakże osoby te nie otrzymują osobnego wynagrodzenia za pełnienie tych funkcji.

Przyznanie Przysługującej premii dla wszystkich lub części członków Kierownictwa Wyższego Szczebla oparto o kryteria wydajności zatwierdzone przez Zarząd. Kryteria te zostały zarekomendowane Zarządowi przez Komitet Wynagrodzeń po konsultacji z Głównym Dyrektorem Wykonawczym, który konsultował się z innymi członkami Kierownictwa Wyższego Szczebla.

Na rok fiskalny 2011 25% (dwadzieścia pięć procent) Przysługującej premii każdego z członków Kierownictwa Wyższego Szczebla oparte było o następujące kryteria wydajności grupy: (a) zarządzanie operacjami Spółki zgodnie z zasadami, wytycznymi Zarządu, z budżetem na rok fiskalny 2011 i korektami związanymi z przewidywaniami zatwierdzonymi w trakcie trwania roku fiskalnego; (b) unikanie wątpliwości dotyczących kontynuowania działalności w trakcie roku fiskalnego; oraz (c) przestrzeganie przepisów określających ujęcie na liście NYSE-AMEX podczas trwania roku fiskalnego.

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Pozostałe 75% (siedemdziesiąt pięć procent) Przysługującej premii każdego z członków Kierownictwa Wyższego Szczebla oparte było o indywidualne kryteria odpowiednie dla zajmowanego stanowiska:

Główny Dyrektor Wykonawczy (CEO) – (a) utrzymywanie poparcia większości udziałowców dla wszystkich uchwał podjętych przez Spółkę podczas walnego zgromadzenia akcjonariuszy w roku 2010 oraz wszelkich specjalnych zgromadzeń w okresie roku fiskalnego 2011; (b) zbieranie funduszy z wejścia Helix na giełdę w USA w celu wspierania inicjatyw badawczych i rozwojowych Spółki na rok fiskalny 2011; (c) utrzymywanie dobrze poinformowanego i odpowiednio sformowanego Zarządu; oraz (d) utrzymywanie i dostarczanie potrzebnego wsparcia pozostałym Wskazanym Dyrektorom Wykonawczym.

Prezes i Główny Dyrektor Operacyjny (COO) – (a) w kwestii L-DOS47, osiągnięcie poparcia IND dla fazy I w USA, poparcia CTA dla fazy I/II w Polsce oraz inicjację programu testów klinicznych L-DOS47; oraz (b) w kwestii Topical Interferon Alpha-2b uzyskanie poparcia IND dla fazy II/III w USA oraz poparcia CTA dla europejskiej fazy III. Wyznaczono także cele związane z wydajnością powiązane z sojuszami strategicznymi, te jednak nie zostały tutaj wymienione ze względu na potencjalne ryzyko dla strategicznej i konkurencyjnej pozycji Spółki, która mogłaby zaszkodzić jej interesom. Cel związany z wydajnością uznano za umiarkowanie trudny do zrealizowania i dotyczył on 8,2% wynagrodzenia łącznego - pensji i premii Prezesa i Głównego Dyrektora Operacyjnego.

Główny Dyrektor Naukowy (CSO) – (a) rozwój strategii patentowej, która obejmuje wydłużanie życia oraz metody ochrony nowej odmiany lub odmian DOS47 dzięki zastosowaniom patentu lub patentów; (b) przygotowanie planów awaryjnych obejmujących budżet i harmonogram zatwierdzonych przez kierownictwo na produkcję L-DOS47 w alternatywnych CMO; (c) opracowanie 3-letniego planu obejmującego budżet i harmonogram zatwierdzonych przez kierownictwo w celu przekształcenia placówki w Edmonton w placówkę GLP/GMP zdolną do produkcji małych partii cGMP nowych odmian DOS47, aby umożliwić szybki transfer technologii z powiązanymi kontraktem CMO; oraz (d) wykonanie niezbędnych analiz koncepcyjnych mających na celu ocenę potencjalnych V-DOS47 i przeznaczonych dla trzustki kandydatów produktów DOS47 oraz przedłożenie zalecenia dotyczące rozwoju.

Główny Dyrektor Finansowy (CFO) – (a) wprowadzenie poprawek do planu opcji akcji Spółki mającym na celu umożliwienie pracownikom indywidualną sprzedaż ich akcji w określonych z góry przedziałach czasowych i opracowanie bezgotówkowego elektronicznego „portalu" mającego umożliwić osobom fizycznym realizację opcji; (b) opracowanie całościowego programu rozwoju zasobów ludzkich dla Helix przy udziale konsultantów zewnętrznych zatwierdzonego przez kierownictwo; (c) wykonanie oceny Planu Opieki Zdrowotnej Spółki oraz przedłożenie rekomendacji korekt do zatwierdzenia przez kierownictwo; oraz (e) uzyskanie i zachowanie zgodności z IFRS.

Komitet Wynagrodzeń przeanalizował premie za wydajność za rok fiskalny 2011 i zadecydował, że wypełniona została większość kryteriów wydajności. Kryteria nie spełnione w pełni związane są z opóźnieniami w badaniach i działalności rozwojowej, finansowej (pomimo, iż Spółka uzyskała dochód netto w wysokości około 15 393 000 $ w roku fiskalnym 2011 dzięki trzem prywatnym inwestycjom, nie udało jej się wejść na giełdę papierów wartościowych w USA w tym roku fiskalnym) oraz z utrzymaniem wsparcia akcjonariuszy. Komitet Wynagrodzeń zadecydował, że Główny Dyrektor Wykonawczy uzyskał 69% Przysługującej premii; Prezes i Główny Dyrektor Operacyjny uzyskał 81%, Główny Dyrektor Naukowy uzyskał 85% a Główny Dyrektor Finansowy uzyskał 100%. Decyzje Komitetu Wynagrodzeń zostały zaakceptowane przez Zarząd, który wypłacił następujące premie:

Don Segal (CEO)	100 223 $
John Docherty (Prezes i COO)	85 313 $
Heman Chao (CSO)	81 813 $
Frank Michalargias (CFO)	65 000 $

2.   Elementy Podstawowe - William Chick, Wiceprezes ds. Dystrybucji Produktów

W 2009 Komitet Wynagrodzeń indywidualnie ocenił wynagrodzenie ostatniego członka Kierownictwa Wyższego Szczebla Spółki, Williama Chick, Wiceprezesa ds. Dystrybucji Produktów. Komitet zalecił anulowanie dostępu do samochodu służbowego i powiązanych z tym płatności i podniesienie w zamian jego wynagrodzenia o 10 000 $ w celu pokrycia różnicy. To zalecenie zostało zaakceptowane przez Zarząd. Pan Chick otrzymuje takie same podwyżki pensji ogólnej jak pozostali pracownicy Spółki. Odpowiednio wynagrodzenie pana Chicka za rok fiskalny 2011 składało się z podstawowej pensji, prowizji ze sprzedaży oraz udziału w Planie Opieki Zdrowotnej Spółki oraz przyznanie opcji na akcje.

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3. Opcje na akcje oraz inne formy wynagrodzenia związane z akcjami

Opcje na zakup akcji zwykłych udostępnia się Wyznaczonym Dyrektorom Wykonawczym w dowolnym momencie zgodnie z planem wynagradzania akcjami Spółki, który ma na celu wiązanie interesów kierownictwa z interesami akcjonariuszy, zachęcanie i utrzymywanie personelu oraz działanie jako długofalowa motywacja dla personelu przez zachęcanie do zaangażowania w pracę Spółki i realizowanie jej celów.

Korzystanie z nagród w postaci dostępu do akcji w formie opcji na akcje pozostaje fundamentalną częścią strategii wynagradzania Spółki, będąc kluczowym narzędziem do przyciągania, motywowania i utrzymywania wykwalifikowanych dyrektorów, kierownictwa, pracowników i konsultantów. Jednakże, w miarę jak Spółka rozwija swoją potencjalną ofertę kandydatów na leki oraz udostępnia swoje akcje zwykłe w NYSE Amex, Zarząd uważa zapewnienie mu elastyczności w przydzielaniu Osobom Spełniającym Wymagania (zdefiniowanych tutaj) innych form wynagradzania przez akcje zamiast lub firmy opcji na kacje, za korzystne dla Spółki.

Zgodnie z tym podejściem w 2010, zgodnie z zaleceniami Głównego Dyrektora Wykonawczego oraz Głównego Dyrektora Finansowego Zarządza przyjął plan wynagradzania w akcjach pod nazwą „2010 Equity Compensation Plan" („**Plan**"), który zastąpił dotychczasowy plan Spółki. Zarząd zapoznał się z Planem w październiku 2010 r, i zatwierdził go w dniu 10 listopada 2010 r.. Plan został zatwierdzony przez Akcjonariuszy 9 grudnia 2010 r. i wdrożony przez Zarząd tego samego dnia. Po wdrożeniu wszelkie pozostałe możliwości zakupu związane z poprzednim planem stały się częścią Planu. W dniu 29 czerwca 2011 r. Zarząd wprowadził poprawki do Planu. Patrz sekcja *Papiery wartościowe do emisji zgodnie z planem wynagrodzeń w akcjach - Informacja o planie wynagrodzeń w akcjach - Plan wynagrodzeń w akcjach na rok 2010*

Komitet Wynagrodzeń rozporządza Planem i posiada uprawnienia do wprowadzania do niego poprawek z pewnymi wyjątkami. Patrz *Papiery wartościowe do emisji zgodnie z planem wynagrodzeń w akcjach - Plan wynagrodzeń w akcjach na rok 2010* dostępny poniżej, aby uzyskać opis Planu, w tym zakres możliwości wprowadzania poprawek do Planu przez Komitet Wynagrodzeń.

Minimalny przydział każdej osoby objętej Planem określono w oparciu o stanowisko i poziom odpowiedzialności w Spółce, okres zatrudnienia w Spółce, liczbę i warunki opcji na akcje lub inne wynagrodzenia w postaci akcji należących już do tej osoby, bieżącą wydajność tej osoby i spodziewaną przyszłą wydajność i wartość dla Spółki oraz ilość dostępnych papierów wartościowych w ramach planu wynagrodzeń w akcjach.

W dniu 17 sierpnia 2010 r. wszystkim Wskazanym Dyrektorom Wykonawczym została przydzielona możliwość zakupu do 100 000 akcji zwykłych o 5-letnim terminie ważności (do 17 sierpnia 2015 r.) w cenie 2,43 $ za akcję. Z tej oferty wyłączono pan Williama Chicka, któremu zaproponowano możliwość zakupu do 35 000 udziałów zwykłych. W dniu 29 lipca 2011 r. wszystkim Wskazanym Dyrektorom Wykonawczym została przydzielona opcja zakupu do 150 000 akcji zwykłych o o 5-letnim terminie ważności (do 29 lipca 2016 r.) w cenie 3,00 $ za akcję. Z tej oferty wyłączono pan Williama Chicka, któremu zaproponowano możliwość zakupu do 35 000 akcji zwykłych. Oferty te złożono przede wszystkim w celu długotrwałej motywacji Wskazanych Dyrektorów Wykonawczych, z możliwością nabycia 25% uprawnień w dniu złożenia oferty i możliwością nabycia kolejnych 25% w pierwszą, drugą i trzecią rocznicę złożenia oferty. Opcje te zostały początkowo zaproponowane przez kierownictwo, następnie ocenione i zarekomendowane Zarządowi przez Komitet Wynagrodzeń, a następnie zatwierdzone przez Zarząd zgodnie z rekomendacją. Wcześniejsze opcje uwzględniono podczas składania propozycji, recenzji i zatwierdzania nowych opcji. Złożenie opcji wynika z decyzji Zarządu zarekomendowanej przez Komitet Wynagrodzeń. Obecnie nie istnieje żaden formalny ustalony wcześniej termin rozpatrzenia lub przyznania opcji Wskazanym Dyrektorom Wykonawczym, chociaż w ostatnich latach Zarząd przyznawał takie opcje pod koniec fiskalnego roku czyli około 31 lipca lub podczas rocznego walnego zgromadzenia Spółki odbywającego się zazwyczaj w grudniu. Zgodnie z Planem, przy zmianie kierownictwa Spółki (zgodnie z warunkami określonymi w Planie) , nienabyte uprawnienia zostają natychmiast nabyte. W listopadzie 2011 roku rozpoczęto zmianę kierownictwa w rozumieniu Planu. Jednakże niektórzy dyrektorzy Spółki uchylili automatyczne przyspieszenie nabycia swoich opcji. Patrz *Korzyści związane z rozwiązaniem kontraktu i zmianą kierownictwa* poniżej.

4. Dodatkowe Korzyści i Świadczenia Personalne

Wszystkie dodatkowe korzyści i świadczenia personalne zaproponowane przez kierownictwo wymagają oceny i rekomendacji Zarządowi przez Komitet Wynagrodzeń, a następnie zatwierdzenia przez Zarząd.

5. Płatności związane z rozwiązaniem kontraktu lub zmianą kierownictwa

Płatności związane z rozwiązaniem kontraktu lub zmianą kierownictwa wynikają z kontraktu zawartego między Spółką a każdym Wskazanym Dyrektorem Wykonawczym i zostały szczegółowo opisane w sekcji *Korzyści związane z rozwiązaniem kontraktu i zmianą kierownictwa* poniżej.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Wynagrodzenie za rok fiskalny 2012 - Kierownictwo Wyższego Szczebla

Pensje oraz przysługujące premie na rok fiskalny 2012 rozpoczynający się 1 sierpnia 2011 r. a kończący 31 lipca 2012 r. zostały ustalone przez Zarząd po zaakceptowaniu rekomendacji Komitetu Wynagrodzeń.

Przy określaniu podstawowych wynagrodzeń oraz maksymalnych poziomów premii za wydajność Kierownictwa Wyższego Szczebla oraz po wzięciu pod uwagę indywidualnego zakresu obowiązków, wcześniejszej wydajności oraz stanu finansowego i perspektyw Spółki, Komitet Wynagrodzeń zalecił, w celu zachowania zasobów Spółki na inicjatywy rozwojem badawczo-rozwojowe, przyznać opcje w zastępstwie podwyżek w roku fiskalnym 2012. Opcje te przyznano 29 lipca 2011 roku, nawiązujące do powyższego. Zgodnie z tym Komitet Wynagrodzeń zalecił, aby podstawowe wynagrodzenia oraz poziomy premii pozostały niezmienione w roku 2012 z wyłączeniem podniesienia potencjalnej premii pana Michalargiasa do 35% w celu zrównania z innymi członkami Kierownictwa Wyższego Szczebla Spółki. Zarząd przyjął te rekomendacje, w związku z czym podstawowe pensje dla Dyrektorów Wykonawczych pozostaną niezmienione w stosunku do roku fiskalnego 2011.

Od 1 sierpnia 2011 r., każdy członek Kierownictwa Wyższego Szczebla otrzymuje następujące roczne wynagrodzenie i posiada uprawnienia do otrzymania premii za wydajność na rok fiskalny 2012:

Imię i nazwisko	Stanowisko	Wynagrodzenie	Premia
Donald Segal (1)	Główny Dyrektor Wykonawczy	415 000 $	35%
John Docherty (1)	Prezes i Główny Dyrektor Operacyjny	300 000 $	35%
Heman Chao	Główny Dyrektor Naukowy	275 000 $	35%
Photios (Frank) Michalargias	Główny Dyrektor Finansowy	260 000 $	35%

(1) Donald Segal oraz John Docherty są również dyrektorami Spółki, a Donald Segal jest Prezesem Zarządu. Jednakże osoby te nie otrzymują osobnego wynagrodzenia za pełnienie tych funkcji.

Ubezpieczenie od odpowiedzialności Dyrektorów i Kierownictwa; Odszkodowania

Spółka wykupuje roczne ubezpieczenie od odpowiedzialności dyrektorów i kierownictwa. W bieżącym okresie trwającym od 1 marca 2011 r. do 1 marca 2012 r. składkę w wysokości 154 650 $ opłacona całości Spółka. Wartość polisy ubezpieczeniowej ograniczona jest do 20 000 000 $. Spółce przysługują ulgi w ramach polisy w granicach 50 000 - 100 000 $, w zależności od roszczeń. Za roszczenia objęte polisą zgłoszone przez dyrektorów i kierownictwo nie przysługują ulgi. Spółka zabezpiecza swoich dyrektorów i kierownictwo przed wszystkimi uzasadnionymi roszczeniami i szkodami poniesionymi w trakcie pracy dla Spółki w zakresie dozwolonym prawem.

W ciągu ostatniego zakończonego roku finansowego nie zostało wypłacone żadne odszkodowanie wynikające z sekcji 124 *Canada Business Corporations Act.*

Wykres wydajności

Poniższy wykres porównuje łączny zysk akcjonariuszy z akcji zwykłych Spółki w ciągu ostatnich pięciu lat finansowych z łącznym zwrotem całkowitym z S&P/TSX Composite Index („**T1000**") w tym samym okresie. Wykres zakłada inwestycję na poziomie 100 $ w Spółkę oraz w T1000 w dniu 31 lipca 2006 r. i reinwestycję wszystkich dywidend. Pierwszy punkt na wykresie pokazuje dzień 31 lipca 2006 r., a każdy kolejny reprezentuje koniec roku fiskalnego Spółki przypadający 31 lipca odpowiedniego roku.

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Wynagrodzenie NEO Helix ma tendencję wzrostową w celu podniesienia i utrzymania wynagrodzenia na poziomie równym standardom branży. Jednakże poziomy płac na rok fiskalny 2012 pozostają niezmienione w stosunku do płac z roku fiskalnego 2011.

Tabela podsumowania wynagrodzenia
Poniższa tabela przedstawia niektóre informacje dotyczące wynagrodzenia w latach fiskalnych kończących się w dniach 31 lipca 2011 r., 31 lipca 2010 r. oraz 31 lipca 2009 r. dla (a) Głównego Dyrektora Wykonawczego i Głównego Dyrektora Finansowego Spółki oraz (b) trzech najlepiej opłacanych Dyrektorów Wykonawczych lub trzech najlepiej opłacanych osób zajmujących podobne stanowisko inne niż CEO i CFO w dniu 31 lipca 2011 r., których łączne wynagrodzenie wynosiło indywidualnie więcej niż 150 000 $ na rok fiskalny 2011 (obliczane zgodnie z predefiniowanym wzorem) lub którzy mogliby pełnić rolę dyrektora wykonawczego jednak nie pełnili takiej ani podobnej funkcji w Spółce na koniec roku fiskalnego 2011 (zbiorczo nazywani „**Wskazanymi Dyrektorami Wykonawczymi**" lub „**NEO**").

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TABELA PODSUMOWANIA PŁAC

| Imię i nazwisko oraz główne stanowisko | Rok fiskalny | Wynagrodzenie ($) | Nagrody w oparciu o akcje ($) | Nagrody związane z opcjami[1][2] Wartość w oparciu o uczciwą wartość grantu ($) | Wynagrodzenie wynikające z planu nieuwzględniającego akcji ($) | | Wartość świadczenia emerytalnego ($) | Wszystkie pozostałe [5] formy wynagrodzenia ($) | Łącznie ($) |
					Roczne plany motywacyjne[3]	Długoterminowe plany motywacyjne[4]			
Donald H. Segal	2011	415 000 $	0 $	367 555 $	100 223 $	0 $	0 $	26 754 $	909 532 $
	2010	361 200 $	0 $	159 881 $	113 146 $	0 $	0 $	24 213 $	658 440 $
Główny Dyrektor Wykonawczy	2009	332 500 $	0 $	305 000 $	122 500 $	0 $	0 $	116 832 $	876 832 $
Photios (Frank) Michalargias	2011	260 000 $	0 $	367 555 $	65 000 $	0 $	0 $	11 048 $	703 603 $
	2010	237 360 $	0 $	159 881 $	59 340 $	0 $	0 $	6 074 $	462 655 $
Główny Dyrektor Finansowy	2009	223 750 $	0 $	305 000 $	57 500 $	0 $	0 $	18 196 $	504 446 $
John M. Docherty	2011	300 000 $	0 $	367 555 $	85 313 $	0 $	0 $	6 990 $	759 858 $
	2010	227 040 $	0 $	159 881 $	63 750 $	0 $	0 $	5 943 $	456 614 $
Prezes i GDO	2009	205 000 $	0 $	305 000 $	77 000 $	0 $	0 $	15 594 $	602 594 $
Heman Chao	2011	275 000 $	0 $	367 555 $	81 813 $	0 $	0 $	7 029 $	731 397 $
	2010	206 400 $	0 $	159 881 $	53 277 $	0 $	0 $	6 132 $	425 690 $
Główny Dyrektor Naukowy	2009	190 000 $	0 $	305 000 $	70 000 $	0 $	0 $	17 807 $	582 807 $
William Chick	2011	140 951 $	0 $	101 869 $	82 545 $	0 $	0 $	7 125 $	332 490 $
	2010	134 870 $	0 $	55 958 $	67 044 $	0 $	0 $	6 157 $	264 029 $
VP Dystrybucji Produktów	2009	122 500 $	0 $	305 000 $	50 510 $	0 $	0 $	11 558 $	489 568 $

(1) Zawiera opcje przyznane 17 grudnia 2008 r., 14 grudnia 2009 r., 17 sierpnia 2010 r. oraz 29 lipca 2011 r. Patrz *Omówienie i Analiza Wynagrodzenia - Elementy Wynagrodzenia - Opcje na akcje oraz inne formy wynagrodzenia związane z akcjami* powyżej, by uzyskać więcej szczegółów.

(2) Określając uczciwą wartość nagród wynikających z opcji zastosowano model Black-Scholes, zgodnie ze standardową praktyką stosowaną w spółkach publicznych, z następującymi założeniami:

Stopa procentowa wolna od ryzyka:	2,04% do 2,56%
Zysk z dywidend:	0,00%
Oczekiwana zmienność cen akcji:	61,88% do 70,26%
Oczekiwana ważność:	5 - 8 lat

Przewidywana uczciwa wartość opcji przyznanych 17 grudnia 2008 r. wyniosła 1,22 $; przyznanych 14 grudnia 2009 r. wyniosła 1,60 $; przyznanych 17 sierpnia 2010 r. wynosiła 1,38 $, a przyznanych 19 lipca 2011 r. wyniosła 1,53$ Wszystkie opcje dają prawo do 25% w dniu przyznania oraz kolejne 25% w pierwszą, drugą i trzecią rocznicę złożenia oferty.

(3) Obejmuje premię za wydajność pozyskaną w roku fiskalnym, z wyłączeniem pana Chicka. W przypadku pana Chicka kwota ta wynika z prowizji ze sprzedaży. Premie pozyskane w każdym roku fiskalnym wypłacane były w następnym roku fiskalnym, a prowizje ze sprzedaży przysługujące panu Chickowi wypłacane były co kwartał. Patrz *Omówienie i Analiza Wynagrodzeń* powyżej.

(4) Firma nie posiada długoterminowego planu wynagrodzeń nieopartego na akcjach.

(5) „Wszystkie pozostałe formy wynagrodzenia" od drugiego kwartału roku fiskalnego 2009 r. obejmują wpłaty na program opieki zdrowotnej, rozszerzone ubezpieczenie zdrowotne i na życie dla CEO oraz samochód służbowy dla Williama Chicka. Wcześniej „Wszystkie pozostałe formy wynagrodzenia" obejmowały płatności związane ze zakumulowanymi urlopami wszystkich Wskazanych Dyrektorów Generalnych z wyłączeniem Williama Chicka, samochodem służbowym, opłacanym przez Spółkę programem opieki zdrowotnej, rozszerzonym ubezpieczeniem na zdrowie i życie oraz wkładem w program rejestrowanych składek emerytalnych („**RRSP**") w przypadku CEO. Od 1 sierpnia 2009 r. przywileje związane z samochodem służbowym pana Chicka zostały zamienione na podwyżkę podstawowej płacy w wysokości 10 000 $.

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Pozostałe Nagrody oparte na akcjach lub opcjach- Wskazani Dyrektorzy Generalni
Poniższa tabela prezentuje szczegółowo liczbę pozostałych nagród dla Wskazanych Dyrektorów Generalnych z dnia 31 lipca. 2011 r.

Imię i nazwisko	Nagrody związane z zakupem udziałów				Nagrody oparte na akcjach[1]	
	Liczba papierów wartościowych zawartych w niewykorzystanych opcjach	Koszt realizacji opcji ($)	Czas wygaśnięcia opcji	Wartość niewykorzystanych opcji walutowych ($)[2]	Ilość akcji lub jednostek akcji, które nie zostały zrealizowane	Wartość rynkowa lub zysk z akcji lub jednostek akcji, które nie zostały zrealizowane ($)
Donald H. Segal	250 000	1,68 $	17-gru-2016	305 000 $	0.	0 $
	150 000	3,00 $	29-lip-2016	0 $	0.	0 $
	100 000	2,43 $	17-sie-2015	47 000 $	0.	0 $
	100 000	2,74 $	14-gru-2014	16 000 $	0.	0 $
Photios (Frank) Michalargias	250 000	1,68 $	17-gru-2016	305 000 $	0.	0 $
	150 000	3,00 $	29-lip-2016	0 $	0.	0 $
	100 000	2,43 $	17-sie-2015	47 000 $	0.	0 $
	100 000	2,74 $	14-gru-2014	16 000 $	0.	0 $
John M. Docherty	250 000	1,68 $	17-gru-2016	305 000 $	0.	0 $
	150 000	3,00 $	29-lip-2016	0 $	0.	0 $
	100 000	2,43 $	17-sie-2015	47 000 $	0.	0 $
	100 000	2,74 $	14-gru-2014	16 000 $	0.	0 $
Heman Chao	250 000	1,68 $	17-gru-2016	305 000 $	0.	0 $
	150 000	3,00 $	29-lip-2016	0 $	0.	0 $
	100 000	2,43 $	17-sie-2015	47 000 $	0.	0 $
	100 000	2,74 $	14-gru-2014	16 000 $	0.	0 $
William Chick	250 000	1,68 $	17-gru-2016	305 000 $	0.	0 $
	35 000	3,00 $	29-lip-2016	0 $	0.	0 $
	35 000	2,43 $	17-sie-2015	16 450 $	0.	0 $
	35 000	2,74 $	14-gru-2014	5 600 $	0.	0 $

(1) Spółka nie przyznała Wskazanym Dyrektorom Generalnym nagród opartych o akcje.
(2) Wyliczono jako różnica między wartością rynkową akcji zwykłych objętych ofertą na koniec ostatniego fiskalnego roku, 31 lipca 2011r. oraz ceną wykonania opcji dla jednej akcji.

Nagrody pochodzące z Planu motywacyjnego - wartość uprawniona lub pozyskana w trakcie roku - Wskazani Dyrektorzy Generalni
Poniższa tabela przedstawia wartość uprawnioną lub pozyskaną z planu nagród motywacyjnych nabytą przez każdego ze Wskazanych Dyrektorów Generalnych na dzień 31 lipca 2011 r.

Imię i nazwisko	Liczba pozostałych papierów wartościowych powiązanych z uprawnionymi opcjami	Nagrody oparte na opcji - wartość uprawniona w trakcie roku[1]	Nagrody oparte na opcjach - wartość uprawniona w trakcie roku[2]	Wynagrodzenie z planu motywacyjnego nieobejmującego akcji - wartość pozyskana w trakcie roku[3]
Donald H. Segal	150 000	61 250 $	0 $	100 223 $
Photios (Frank) Michalargias	150 000	61 250 $	0 $	65 000 $
John M. Docherty	150 000	61 250 $	0 $	85 313 $
Heman Chao	150 000	61 250 $	0 $	81 813 $
William Chick	88 750	61 250 $	0 $	82 545 $

(1) Wyliczono jako różnica między wartością rynkową akcji zwykłych objętych opcją na zakończenie dnia w dniu nadania uprawnienia oraz ceną wykonania opcji dla akcji zwykłych.
(2) Spółka nie przyznała Wskazanym Dyrektorom Generalnym nagród opartych o akcje.
(3) Zawiera Premie za wydajność za rok fiskalny 2011 dla wszystkich Wskazanych Dyrektorów Głównych z wyjątkiem Williama Chicka, którego plan motywacyjny nieoparty o akcje zawierał prowizje ze sprzedaży.

Aby uzyskać opis Planu wynagrodzeń w akcjach na rok 2010, patrz *Papiery wartościowe do emisji zgodnie z planem wynagrodzeń w akcjach* poniżej.

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Korzyści związane z rozwiązaniem kontraktu i zmianą kierownictwa
Spółka zawarła ze Wskazanymi Dyrektorami Generalnymi następujące kontrakty:

Umowa o pracę dr Segala obejmuje jego zatrudnienie przez Spółkę na stanowisku Głównego Dyrektora Wykonawczego. Jest to umowa na czas nieokreślony, która określa podstawowe wynagrodzenie na poziomie 415 000 $ na rok fiskalny 2011 (bez wzrostu w roku fiskalnym 2012), roczną premię w oparciu o wydajność o warunkach przyjętych przez obie strony, okresowe ubezpieczenie na życie i na wypadek trwałego inwalidztwa oraz inne korzyści pracownicze przysługujące innym pracownikom wyższego szczebla, w tym przysługujące obecnie i w przyszłości opcje na akcje zatwierdzone przez Zarząd i odpowiedni Komitet Zarządu. W wypadku rozwiązania umowy przez Spółkę bez przyczyny (w tym usunięcie pracownika z jego stanowiska, niemożliwość przywrócenia mu stanowiska, zasadnicze zmiany w zakresie obowiązków niezaakceptowane przez pracownika lub zmuszenie do pracy poza regionem York w Ontario bez jego zgody), lub przez pracownika w ciągu 6 miesięcy od zmiany kierownictwa Spółki (zgodnie z warunkami określonymi w umowie o pracę), lub przez pracownika w ciągu 30 dni od istotnego naruszenia umowy przez Spółkę, Spółka wypłaci pracownikowi odprawę równą dwukrotnemu skumulowanemu wynagrodzeniu pracownikowi wypłacanego w ciągu poprzednich 12 miesięcy i wydłuży ubezpieczenie na kolejne 24 miesiące lub zapłaci pracownikowi kwotę wymaganą do pokrycia kosztów ubezpieczenia w takim okresie. Kwota, którą należałoby zapłacić dr. Segalowi, gdyby jego zatrudnienie zostało zakończone 31 lipca 2011 r. z przyczyn wymienionych powyżej wynosi 997 000 $ Dodatkowo, jeśli do rozwiązania doszłoby 31 lipca 2011 r. w rezultacie zmiany kierownictwa (zgodnie z *Planem wynagrodzeń w akcjach na rok 2010*) wszystkie nieprzyznane opcje na akcje i inne nieprzyznane nagrody dr. Segala, jeśliby takie wystąpiły stałyby się automatycznie przyznane w momencie przekazania kierownictwa (62 500 opcji na akcje po 1,68 $ za akcję, 50 000 opcji na akcje po 2,74 $ za akcję, 75 000 opcji po 2,43 $ za akcję oraz 112 500 opcji na akcje po 3,00 $ za akcję). Wartość akcji zwykłych Spółki na zamknięciu w dniu 31 lipca 2011 r. wynosiła 2,90 $ W przypadku śmierci lub trwałego inwalidztwa pracownika Spółka wypłaci wynagrodzenie zgromadzone aż do daty uznania rozwiązania i przez kolejny rok oraz proporcjonalną część rocznej premii ostatnio wypłaconej pracownikowi. W przypadku rozwiązania stosunku pracy dr. Segala w dniu 31 lipca 2011 r. łączna wartość takich płatności wyniosłaby 528 000 $.

Umowy o pracę z Prezesem Spółki oraz Głównym Dyrektorem Operacyjnym, Głównym Dyrektorem Finansowym oraz Głównym Dyrektorem Naukowym, późniejszymi zmianami, zawierają te same warunki przy zachowaniu różnych wynagrodzeń podstawowych. Są to umowy na czas nieokreślony i na rok 2011 zawierały podstawowe wynagrodzenie w wysokości 260 000 $ dla Photiosa (Franka) Michalargiasa, Głównego Dyrektora Finansowego, 300 000 $ dla Johna Docherty'ego, Prezesa i Głównego Dyrektora Wykonawczego oraz 275 000 $ dla Hermana Chao, Głównego Dyrektora Naukowego. Wynagrodzenia te pozostaną niezmienione w roku fiskalnym 2012. Obejmują one także roczną premię w oparciu o wydajność o warunkach przyjętych przez obie strony oraz inne korzyści pracownicze przysługujące innym pracownikom wyższego szczebla, w tym przysługujące, obecnie i w przyszłości, opcje na akcje zatwierdzone przez Zarząd lub Komitet Zarządu. W przypadku rozwiązania umowy przez Spółkę bez przyczyny (w tym usunięcie Wskazanego Dyrektora Generalnego z jego stanowiska, niemożliwość przywrócenia mu stanowiska, zasadnicze zmiany w zakresie obowiązków niezaakceptowane przez pracownika), lub Wskazanego Dyrektora Generalnego w ciągu 6 miesięcy od zmiany kierownictwa Spółki (zgodnie z warunkami określonymi w umowie o pracę), lub przez Wskazanego Dyrektora Generalnego w ciągu 30 dni od istotnego naruszenia umowy przez Spółkę, Spółka wypłaci pracownikowi odprawę równą rocznemu wynagrodzeniu płaconemu pracownikowi w ciągu ostatnich 12 miesięcy rozszerzoną o miesięczną pensję za każdy rok pracy dla Spółki oraz kwotę równą łącznej sumie premii wypłaconych mu w ciągu ostatnich 12 miesięcy i wydłuży ubezpieczenie oraz świadczenia na kolejne 12 miesiące lub zapłaci pracownikowi kwotę wymaganą do pokrycia kosztów ubezpieczenia i świadczeń w takim okresie. Kwoty te wypłacane CFO, Prezesowi i COO oraz CSO gdyby ich zatrudnienie zostało zakończone 31 lipca 2011 r. z przyczyn wymienionych powyżej wyniosłoby odpowiednio 462 000 $; 526 000 $ oraz 478 000 $. Dodatkowo, jeśli do rozwiązania doszłoby w dniu 31 lipca 2011 r. w rezultacie zmiany kierownictwa (zgodnie z *Planem wynagrodzeń w akcjach na rok 2010*) wszystkie nieprzyznane opcje zakupu udziałów należące do Wskazanego Dyrektora Wykonawczego, jeśliby takie wystąpiły stałyby się automatycznie przyznane w momencie przekazania kierownictwa (opcja zakupu do 62 500 opcji na akcje po 1,68 $ za akcję, opcja zakupu do 50 000 akcji zwykłych po 2,74$ za akcję, opcja zakupu do 75 000 akcji zwykłych po 2,43 $ za akcję oraz opcja zakupu do 112 500 akcji zwykłych po 3,00 $ za akcję). Wartość akcji zwykłych Spółki na zamknięciu w dniu 31 lipca 2011 r. wynosiła 2,90 $ W wypadku śmierci lub trwałego inwalidztwa pracownika Spółka wypłaci wynagrodzenie zgromadzone aż do daty uznania rozwiązania i przez kolejny rok oraz proporcjonalną część rocznej premii ostatnio wypłaconej pracownikowi. Gdyby stosunek pracy CFO, Prezesa i COO lub CSO został rozwiązany w dniu 31 lipca 2011 r., całkowita wartość takich płatności wyniosłaby odpowiednio 319 000 $, 363 000 $ oraz 328 000 $.

Umowa o pracę Williama Chicka określa jego zatrudnienie przez Spółkę na stanowisku Wiceprezesa ds. Dystrybucji Produktów. Jest to umowa na czas określony, która zapewnia podstawowe wynagrodzenie na poziomie 140 951 $ na rok fiskalny 2011 oraz wynagrodzenie za wydajność w wysokości 1,5% od pierwszego miliona sprzedaży brutto oraz 2% dalszej sprzedaży brutto oraz inne korzyści pracownicze przysługujące innym pracownikom wyższego szczebla, w tym przysługujące, obecnie i w przyszłości, opcje na akcje zatwierdzone przez Zarząd i odpowiedni Komitet Zarządu. W przypadku rozwiązania stosunku pracy przez Spółkę bez podania przyczyny, Spółka zobowiązana jest doręczyć wypowiedzenie z 9-miesięcznym wyprzedzeniem lub wypłacić wynagrodzenie za 9 miesięcy. Kwota, która zostałaby wypłacona panu Chickowi w przypadku rozwiązania stosunku

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pracy bez podania przyczyny w dniu 31 lipca 2011 r. wyniosłaby 102 000 $. Dodatkowo, w przypadku zmiany kierownictwa (zgodnie z *Planem wynagrodzeń w akcjach na rok 2010*) wszystkie nieprzyznane opcje zakupu akcji zwykłych należące do pana Chick, jeśliby takie istniały, stałyby się automatycznie przyznane w momencie przekazania kierownictwa (opcja zakupu do 62 500 akcji zwykłych po 1,68 $ za akcję, opcja zakupu do 17 500 akcji zwykłych po 2,74 $ za udział, opcja zakupu do 26 250 akcji zwykłuch po 2,43$ za akcję oraz opcja zakupu do 26 250 akcji zwykłych po 3,00$ za akcję). Wartość akcji zwykłych Spółki na zamknięciu w dniu 31 lipca 2011 r. wynosiła 2,90 $.

W rozwiązania umowy NEO przyczyny innej niż leżąca po jego stronie, wszystkie opcje zakupu akcji zwykłych i inne nagrody związane z akcjami posiadane w tym momencie przez NEO stracą ważność przed upłynięciem ich pierwotnego terminu ważności lub rok po zakończeniu stosunku pracy. W wypadku rozwiązania umowy dowolnego Wymienionego Dyrektora Generalnego za podaniem przyczyny, wszystkie opcje zakupu i inne nagrody związane z zakupem akcji utracą ważność w dniu rozwiązania umowy.

Wszystkie umowy o pracę ze Wskazanymi Dyrektorami Generalnymi Spółki zawierają (a) klauzulę lojalności wobec Spółki ważną 24 miesiące po zakończeniu umowy o pracę ze Spółką, z wyjątkiem sytuacji Williama Chicka; (b) klauzule o zachowaniu poufności obligujące dyrektora do zachowania poufnych informacji o Spółce w tajemnicy i zakazujące wykorzystania ich inaczej niż w imieniu i dla dobra Spółki, zarówno w trakcie trwania stosunku pracy, jak i przez czas nieokreślony po jego zakończeniu; oraz (c) zobowiązania stanowiące, że własność intelektualna stworzona lub rozwinięta przez pracownika podczas lub, w pewnych warunkach po zakończeniu jego lub jej zatrudnienia w Spółce pozostaje własnością Spółki.

Poniższe warunki określają „zmianę kierownictwa" na potrzeby umów pracowniczych członków Kierownictwa Wyższego Stopnia:

(a) zmiana składu Zarządu zachodząca w dowolnym okresie dwuletnim, w wyniku której obecni członkowie Zarządu będą stanowić mniejszość;
(b) po ukończeniu dowolnej fuzji, przejęcia lub połączenia, w których Spółka bierze udział i w wyniku której większość członków Zarządu nie jest obecnymi członkami Zarządu lub w przypadku CEO, gdy CEO nie jest członkiem zarządu z przyczyny innej niż dobrowolna rezygnacja z przynależności do zarządu;
(c) kiedy „Osoba Kontrolująca" lub dowolna osoba działająca wspólnie lub przy współpracy z Osobą Kontrolującą zagłosuje przeciw propozycji przedstawionej akcjonariuszom Spółki przez Zarząd i propozycja ta zostanie odrzucona wymaganą większością głosów akcjonariuszy Spółki;
(d) kiedy „Osoba Kontrolująca" lub dowolna osoba działająca wspólnie lub przy współpracy z Osobą Kontrolującą zagłosuje za propozycją przedstawioną akcjonariuszom Spółki przez stronę inną niż Zarząd i propozycja ta zostanie przyjęta wymaganą większością głosów akcjonariuszy Spółki;
(e) w konkretnych okolicznościach kiedy akcje Spółki notowane na konkretnych giełdach przestaną być notowane.

Na potrzeby wymienionych wcześniej umów o pracę:

(i) „Osobą Kontrolującą" jest dowolna osoba lub grupa osób, która posiada:

(a) wystarczającą liczbę papierów wartościowych Spółki, aby istotnie wpływać na zarządzanie Spółką, lub
(b) więcej niż 20% pozostających papierów wartościowych uprawniających do głosowania w Spółce za wyjątkiem sytuacji, w których istnieją dowody pozwalające Zarządowi stwierdzić, że posiadanie tych papierów wartościowych nie wpływa istotnie na zarządzanie Spółką;

(ii) „obecny członek Zarządu" to członek Zarządu, który (i) jest członkiem Zarządu Spółki w umowy dacie danej umowy o pracę; lub (ii) osoba wybrana lub nominowana do wyborów na członka Zarządu przez Spółkę przez przynajmniej większość obecnych członków Zarządu w momencie wyboru lub nominacji.

Jeszcze jeden dyrektor Spółki posiada umowę o pracę z podobną klauzulą o zmianie kierownictwa. Dlatego też w przypadku zmiany kierownictwa w wyniku wyboru listy kandydatów na członków Zarządu Grupy Dysydentów oraz rozwiązania umów lub rezygnacji takich pracowników i dyrektorów, spółka Helix będzie zobowiązana do wypłacenia łącznie około 2,6 miliona $ w gotówce z tytułu odpraw.

Zgodnie z warunkami Planu wynagrodzeń w akcjach na rok 2010 przy zmianie kierownictwa (zgodnie z warunkami określonymi w Planie wynagrodzeń w akcjach na rok 2010) wszelkie opcje zakupu i/lub inne wynagrodzenie w postaci akcji zagwarantowane w Planie uprawnią się ze skutkiem natychmiastowym pomimo nieopłacenia prowizji za uprawnienie, którymi byłyby w innym przypadku objęte, z wyłączeniem nagród otrzymanych przez konsultantów w dniu 20 października 2010 r. i po tej dacie, które zostały przyznane zgodnie z warunkami umowy o nagrodach zawartej ze Spółką. „Zmiana kierownictwa" na potrzeby Planu wynagrodzeń w akcjach na rok 2010 nastąpi, jeśli (i) osoba lub grupa osób posiada liczbę papierów wartościowych Spółki wystarczającą, aby istotnie wpłynąć na kierowanie Spółką; lub posiada więcej niż 20% pozostających papierów wartościowych

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uprawniających do głosowania w Spółce za wyjątkiem sytuacji, w których istnieją dowody pozwalające Zarządowi stwierdzić, że posiadanie tych papierów wartościowych nie zapewnia istotnego wpływu na kierowanie Spółką; lub (ii) większość członków Zarządu wybranych podczas rocznego specjalnego lub nadzwyczajnego walnego zgromadzenia akcjonariuszy Spółki nie stanowią osoby wskazane przez obecny wówczas Zarząd, co zostanie ustanowione natychmiast przed takimi wyborami.

Spółka określiła, iż Grupy Dysydentów i jej zwolennicy podejmując głosowanie oraz zawierając umowy częściowe jak opisane nagłówkiem sekcji *Akcje z prawem głosu oraz ich główni właściciele* powyżej, uruchomiło klauzulę „zmiany kierownictwa" zawartą w Planie wynagrodzeń w akcjach na rok 2010, ponieważ istnieje grupa osób mających w obrocie, wedle ich informacji publicznej, ponad 20% papierów wartościowych Spółki z prawem głosu. Oświadczenie prasowe Grupy Dysydentów z dnia 8 listopada 2011 r. stwierdza, iż posiadają oni akcje zwykłe reprezentujące 50% wyemitowanych papierów wartościowych Spółki z prawem głosu w obrocie. W następstwie tych działań Grupy Dysydentów wszystkie istniejące opcje niezrealizowane automatycznie stały się owej daty wykonalne. Liczba całkowita akcji zwykłych emitowalnych przy realizacji opcji automatycznie wykonalnych stanowiła 1 549 250. Jednakże Zarząd wystosował prośbę do kierownictwa wyższego szczebla (panów Segala, Dyrektora Generalnego Docherty'ego, Prezesa i Głównego Dyrektora Operacyjnego, Michalargiasa , Głównego Dyrektora Finansowego i Chao, Głównego Dyrektora ds. sprzedaży), wraz z dyrektorami bieżącymi (panów Segala, Kaya, oraz Hodgsona), aby odstąpili od wykonania owych opcji, pomimo swoich uprawnień wynikających z postanowień Planu wynagrodzeń w akcjach na rok 2010. Wszyscy oni zgodzili się odstąpić od przyspieszonego wykonania swoich opcji niezrealizowanych. Zarząd poprosił tychże dyrektorów, aby zgodzili się na wprowadzenie zmiany do definicji „zmiana kierownictwa" dla celów ich opcji w ramach Planu wynagrodzeń w akcjach na rok 2010, tak aby ta definicja zgadzała się z definicją zawartą w umowach o pracę, jak opisano powyżej. Wszyscy dyrektorzy zgodzili się na uchylenie przyspieszonego nabycia nienabytych opcji dla 892 500 zwykłych akcji w wyniku głosowania i umów wsparcia oraz zgodzili się na zmianę definicji „zmiany kierownictwa" w celu dostosowania jej do definicji wykorzystywanej w umowach o pracę na szczeblu kierowniczym. Jednakże w przypadku udanej wymiany Zarządu przez Grupę Dysydentów wszystkie nienabyte opcje zostaną nabyte.

Wynagrodzenia członków Zarządu

W roku fiskalnym zakończonym dnia 31 lipca 2011 r., Donald H. Segal, dyrektor, Prezes Zarządu i CEO, wraz z Johnem Docherty'm, dyrektorem, Prezesem, oraz COO Spółki, otrzymali wynagrodzenia określone w Zbiorczej Tabeli Wynagrodzeń powyżej. Jako dyrektorzy zarządzający, nie zostali oni wynagrodzeni za zaangażowanie w pracę Zarządu bądź, w przypadku Donalda H. Segala, za pełnienie funkcji Prezesa Zarządu.

Członkowie Zarządu niezatrudniani przez Spółkę otrzymują 2000 $ honorarium miesięcznie za pełnienie funkcji dyrektorów członków Zarządu. Przewodniczący każdej komisji Zarządu oraz Sekretarz Spółki otrzymują dodatkowych 1000 $ miesięcznie za pełnienie swoich funkcji. Dyrektorzy Spółki są uprawnieni do refundacji uzasadnionych kosztów podróży i innych drobnych wydatków ponoszonych w związku z uczestniczeniem w posiedzeniach Zarządu oraz biorą udział w planie wynagrodzeń w akcjach Spółki. Zarząd może przyznać płacę nadzwyczajną każdemu dyrektorowi podejmującemu na rzecz Spółki zobowiązania nadzwyczajnych, inne od nakładanych zazwyczaj na dyrektora.

Tabela Wynagrodzeń Członków Zarządu
Podczas roku finansowego zakończonego dnia 31 lipca 2011 r., następujący niezarządzający członkowie Zarządu otrzymali następujące opcje oraz uzyskali następujące honoraria:

Imię i nazwisko	Uzyskane honoraria ($)	Nagrody oparte na akcjach ($)[1]	Nagrody oparte na opcjach ($)[2][3]	Wynagrodzenia pochodzące z planu motywacyjnego nieopartego na akcjach ($)[1]	Wartość świadczenia emerytalnego ($)	Wszystkie pozostałe formy wynagrodzenia ($)[4]	Razem ($)
Kenneth A. Cawkell	36 000 $	0 $	139 372 $	0 $	0 $	5 244 $	180 615 $
Jack M. Kay	36 000 $	0 $	139 372 $	0 $	0 $	0 $	175 372 $
Gordon M. Lickrish	36 000 $	0 $	139 372 $	0 $	0 $	0 $	175 372 $
W. Thomas Hodgson	36 000 $	0 $	139 372 $	0 $	0 $	0 $	175 372 $
Kazimierz Roszkowski-Śliż	24 000 $	0 $	139 372 $	0 $	0 $	8 259 $	171 631 $

(1) Spółka nie przyznała nagród opartych na akcjach niezarządzającym członkom Zarządu i nie posiada dla nich planu motywacyjnego opartego na akcjach.
(2) Uwzględnia opcje przyznane dnia 17 sierpnia 2010 roku oraz 29 lipca 2011 roku. Proszę porównać szczegóły wyżej, w *Omówienie i Analiza Wynagrodzenia - Elementy Wynagrodzenia - Opcje na akcje oraz inne formy wynagrodzenia związane z akcjami.*
(3) Dla ustalenia godziwej wartości nagród w opcjach zastosowano model Black-Scholesa z następującymi założeniami:
Stopa procentowa wolna od ryzyka: 2,04% to 2,56%
Zysk z dywidendy: 0,00%
Oczekiwana zmienność cen akcji: 61,88% to 70,26%
Oczekiwana ważność: 5 - 8 lat

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Oszacowana godziwa wartość opcji przyznanych dnia 17 grudnia 2008 r .stanowiła 1,22 $; 14 grudnia 2009 r. wyniosła 1,60 $; 17 sierpnia 2010 r. wyniosła 1,38 $; a 19 lipca 2011 r. wyniosła 1,53 $. Wszystkie przyznane opcje nadają 25% praw w dzień przyznania, oraz kolejnych 25% w pierwszą, drugą i trzecią rocznicę przyznania.

(4)　Przedstawia koszta podróży i zakwaterowania zwrócone danemu członkowi Zarządu za obecność na posiedzeniach Zarządu.

Niezarządzający członkowie Zarządu Spółki nie otrzymują odpraw z wygaśnięciem ich funkcji członków Zarządu, ale mają prawo korzystać z wszelkich Nagród przyznanych przed takim wygaśnięciem, chyba że uprzednio (a) Nagroda straci ważność w terminie oryginalnym; bądź (b) od wygaśnięcia upłynie rok.

Nieuregulowane Nagrody oparte na akcjach i opcjach – Niezarządzający członkowie Zarządu
Następująca tabela przedstawia nagrody motywacyjne oparte na opcjach należne każdemu z niezarządzających członków Zarządu na dzień 31 lipca 2011 roku, datę upływu ostatniego roku finansowego. Spółka nie przyznała nagród opartych na akcjach niezarządzającym członkom Zarządu.

Imię i Nazwisko	Nagrody oparte na opcjach				Nagrody oparte na akcjach[1]	
	Liczba bazowych papierów wartościowych opcji niewykonanych.	Cena wykonania opcji ($)	Data wygaśnięcia opcji	Wartość niewykonanych opcji pieniężnych ($)[2]	Ilość akcji lub jednostek akcji nieobjętych	Rynkowa bądź gotówkowa wartość akcji lub jednostek akcji nieobjętych ($)
Kenneth A. Cawkell	100 000	1,68 $	17-gru-2016	122 000 $	0	0 $
	55 000	3,00 $	29-lip-2016	0 $	0	0 $
	40 000	2,43 $	17-sie-2015	18 800 $	0	0 $
	40 000	2,74 $	14-gru-2014	6 400 $	0	0 $
Jack M. Kay	100 000	1,68 $	17-gru-2016	122 000 $	0	0 $
	55 000	3,00 $	29-lip-2016	0 $	0	0 $
	40 000	2,43 $	17-sie-2015	18 800 $	0	0 $
	40 000	2,74 $	14-gru-2014	6 400 $	0	0 $
Gordon M. Lickrish	100 000	1,68 $	17-gru-2016	122 000 $	0	0 $
	55 000	3,00 $	29-lip-2016	0 $	0	0 $
	40 000	2,43 $	17-sie-2015	18 800 $	0	0 $
	40 000	2,74 $	14-gru-2014	6 400 $	0	0 $
W. Thomas Hodgson	100 000	1,68 $	17-gru-2016	122 000 $	0	0 $
	55 000	3,00 $	29-lip-2016	0 $	0	0 $
	40 000	2,43 $	17-sie-2015	18 800 $	0	0 $
	40 000	2,74 $	14-gru-2014	6 400 $	0	0 $
Kazimierz Roszkowski-Śliż	40 000	2,43 $	17-sie-2015	0 $	0	0 $
	55 000	3,00 $	29-lip-2016	18 800 $	0	0 $
	100 000	2,74 $	14-gru-2014	16 000 $	0	0 $

(1)　Spółka nie przyznała nagród opartych na akcjach niezarządzającym członkom Zarządu.
(2)　Obliczone jako różnica między wartością rynkową akcji zwykłych objętych opcją na koniec roku fiskalnego 31 lipca 2011 r., a ceną wykonania opcji dla akcji zwykłych.

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Nagrody Planu Motywacyjnego – wartość praw objętych bądź wypracowana w ciągu roku – Niezarządzający członkowie Zarządu

Następująca tabela przedstawia nagrody planu motywacyjnego jako wartość praw objętych lub wypracowaną przez każdego z niezarządzających członków Zarządu w roku finansowym zakończonym 31 lipca 2011 roku.

Imię i Nazwisko	Liczba bazowych papierów wartościowych opcji objętych	Nagrody oparte na opcjach - wartość objęta w roku	Nagrody oparte na akcjach - wartość objęta w roku[(1)]	Wynagrodzenia planu motywacyjnego wynagrodzeń w akcjach - wartość objęta w roku[(1)]
Kenneth A. Cawkell	58 750	24 500 $	0 $	0 $
W. Thomas Hodgson	58 750	24 500 $	0 $	0 $
Jack M. Kay	58 750	24 500 $	0 $	0 $
Gordon M. Lickrish	58 750	24 500 $	0 $	0 $
Kazimierz Roszkowski-Śliż	48 750	0 $	0 $	0 $

(1) Spółka nie przyznała nagród opartych na akcjach niezarządzającym członkom Zarządu i nie posiada planu motywacyjnego wynagrodzeń w akcjach dla tychże członków.

PAPIERY WARTOŚCIOWE AUTORYZOWANE DO EMISJI W RAMACH PLANU WYNAGRODZEŃ W AKCJACH

Informacja o Planie wynagrodzeń w akcjach (na dzień 31 lipca 2011 r.)

Poniższe stanowi zestawienie akcji zwykłych objętych nagrodami w akcjach należnymi wedle Planu Wynagrodzeń w akcjach na rok 2010 oraz akcji zwykłych dostępnych do przyznania na koniec ostatniego roku finansowego.

Kategoria Planu	Liczba papierów emitowalnych przy egzekwowaniu opcji, warrantów i praw w obrocie	Średnia ważona cena wykonania wyegzekwowania opcji, warrantów i praw w obrocie	Liczba papierów w dyspozycji do emisji przyszłych w ramach planów wynagrodzeń wakcjach (za wyjątkiem tych w kolumnie drugiej)
Plany wynagrodzeń w akcjach zatwierdzone przez akcjonariuszy	5 061 784	2,32 $	1 654 709
Plany wynagrodzeń w akcjach niezatwierdzone przez akcjonariuszy	Nie dotyczy	Nie dotyczy	Nie dotyczy

Plan Wynagrodzeń w akcjach na rok 2010

Stosowanie wynagrodzenia w akcjach jest podstawą strategii wynagrodzeń Spółki, środkiem kluczowym dla przyciągania, motywowania i utrzymania wykwalifikowanych dyrektorów, funkcjonariuszy, pracowników i konsultantów („**Osób Uprawnionych**”). W 2010 roku Spółka przyjęła swój plan wynagrodzenia w akcjach pod nazwą “Plan Wynagrodzeń w akcjach na rok 2010” („**Plan**”), na podstawie którego Zarząd, bądź wyznaczony komitet, obecnie Komitet Wynagrodzeń, (Zarząd czy takowy komiet będący dalej zwanymi „Komitetem”) mogą przyznawać opcje, prawa aprecjacji akcji objętych, bądź nie objętych opcją, jednostki akcji ograniczonych, akcje ograniczone, jednostki akcji odroczonych oraz nagrody oparte na akcjach (zbiorczo nazywane „**Nagrodami**”) Osobom Uprawnionym. Komitet wyznaczy zasady, warunki oraz ograniczenia związane z Nagrodą w porozumieniu („**Porozumieniu o Nagrodzie**”) z Osobą Uprawnioną, której Nagroda jest przyznawana („**Beneficjent**”). Plan jest w 10% planem „kroczącym” bądź „wiecznie zielonym”, co znaczy, iż określa on maksymalną ilość akcji zwykłych do okresowej emisji („**Akcje**”) na 10% akcji Spółki w obrocie. Po wprowadzeniu, wszystkie opcje nieuregulowane poprzednim planem opcji na akcje zostały objęte Planem.

Zarząd przyjął Plan z dniem 10 listopada 2010 r. Zasady postępowania Giełdy Papierów Wartościowych w Toronto wymagają zatwierdzenia pierwszego przyjęcia takiego planu przez akcjonariuszy, a następnie takiego zatwierdzenia co trzy lata dla wszystkich nielokowanych opcji dostępnych do przyznania planem. Plan został zatwierdzony przez akcjonariuszy 9 grudnia 2010 r. oraz wprowadzony przez Zarząd 9 grudnia 2010 r. Obowiązująco z dniem 29 czerwca 2011 r. Zarząd znowelizował Plan uściślając, iż dział 9.4 (b), który przenosi datę określenia godziwej wartości rynkowej akcji, jeśli data ta przypada na okres ciszy, dotyczy jedynie beneficjentów wewnętrznych, a nie wszystkich beneficjentów. Zarząd nie skierował nowelizacji do zatwierdzenia przez akcjonariuszy traktując ją za poprawkę natury porządkowej, oraz jako taką, ni wymagającą zatwierdzenia wedle postanowień Planu. Odwołania do Planu w niniejszym dokumencie oznaczają Plan znowelizowany.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Na dzień 21 grudnia 2011 r. w ramach Planu wyemitowano całkowitą liczbę 138 083 Akcji, co stanowi mniej niż 1% Akcji Spółki aktualnie pozostających w obrocie, wraz z opcją zakupu 4 996 189 Akcji zwykłych stanowiących 7,43% bieżących akcji zwykłych Spółki w obrocie. Maksymalna liczba Akcji, którą można wyemitować w ramach Planu na dzień 21 grudnia 2011 roku to 6 721 694 lub 10% akcji Spółki aktualnie pozostających w obrocie.

Cele i korzyści z planu
Główne cele Planu są: zapewnienie Spółce zalet motywacji płynącej z posiadania akcji przez pracowników, kadrę kierowniczą, dyrektorów i konsultantów odpowiedzialnych za kontynuację sukcesu Spółki; wytworzenie w tych osobach zainteresowania natury własnościowej oraz zwiększonej dbałości o dobrostan i sukces Spółki; zachęcenie tych osób do pozostania w Spółce, oraz przyciąganie nowych pracowników, kadry kierowniczej, dyrektorów i konsultantów do Spółki. Plan ma przynieść korzyści akcjonariuszom umożliwiając Spółce przyciąganie oraz utrzymywanie personelu wysokiego kalibru poprzez ofertę udziału w każdym wzroście wartości akcji zwykłych Spółki przynoszonym przez ich wysiłki.

Streszczenie Planu

Uprawnienie do korzystania: Nagrody mogą być przyznawane Osobom Uprawnionym.

Plan Maksimum: Liczba Akcji, które mogą zostać zarezerwowane do emisji w ramach Nagród przyznawanych Planem na rok 2010 nie może przekroczyć 10% akcji Spółki okresowo w obrocie, tj. obecnie 6 721 694 Akcji. Akcje dodatkowe będą automatycznie udostępnianie do przyznania Planem w przypadku wzrostu liczby akcji Spółki wyemitowanych oraz w obrocie, w zakresie do 10% takiego wzrostu.

Uzupełnianie: W ramach Planu, liczba Akcji wyemitowanych na mocy dowolnego typu Nagrody, zarówno jak liczba na mocy Nagród wygasłych bądź zniesionych, które nie skutkowały emisją Akcji, mogą być przedmiotem innych przydziałów.

Ograniczenia rynku wewnętrznego: Plan zawiera zastrzeżenie, iż liczba akcji emitowanych na rynku wewnętrznym podczas obowiązywania Planu oraz na mocy innych opartych na papierach wartościowych porozumień Spółki o wynagrodzeniach nie może przekraczać 10% wyemitowanych akcji Spółki w obrocie. W ramach Planu, pojęcie uczestnika rynku wewnętrznego oznacza, zgodnie z obecnymi wskazaniami Giełdy Papierów Wartościowych w Toronto, „sprawozdającego uczestnika rynku wewnętrznego" Spółki, jak zdefiniowano w *Wymaganiach oraz odstępstwach w sprawozdawczości rynku wewnętrznego (National Instrument 55-104, Insider Reporting Requirements and Exemptions).* Wszyscy członkowie Zarządu, Prezes Spółki, Główny Dyrektor Finansowy, Prezes oraz Główny Dyrektor Operacyjnych, Główny Dyrektor Naukowy oraz Wiceprezes ds. Sprzedaży Produktów będą uważani za uczestników rynku wewnętrznego w ramach Planu.

Ograniczenia dla beneficjentów indywidualnych: Ilość akcji wydanych danej osobie podczas obowiązywania Planu oraz na mocy innych opartych na papierach wartościowych porozumień Spółki o wynagrodzeniach nie może przekraczać 5% wyemitowanych akcji Spółki w obrocie.

Nagrody: Spółka może przyznać Osobie Uprawnionej, oprócz opcji zakupu Akcji, Nagrodę prawa aprecjacji akcji SARs powiązanej z opcją („**Powiązane SAR**"), prawa aprecjacji akcji niepowiązanej z opcją („**Wolne SAR**"), jednostki akcji ograniczonych („**RSU**"), akcje ograniczone, jednostki akcji odroczonych („DSU"), lub nagrody w akcjach bądź kombinację powyższych. Osoba Uprawniona, której Nagroda została przyznana w ramach Planu jest odtąd nazywana „Beneficjentem".

Opcje Zakupu Akcji Przyznanie opcji („**Opcja**") daje Beneficjentowi, pod warunkiem wykonania, prawo zakupu Akcji w liczbie, po cenie oraz na takich zasadach i warunkach, włącznie z kryteriami objęcia, jak zostały one określone przez Komitet, wyznaczone przez porozumienie o Nagrodzie z Beneficjentem, oraz przewidziane Planem. Ponadto Plan umożliwia Beneficjentowi wybór „wykonania bezgotówkowe", które pozwala Beneficjentowi sprzedać akcje emitowalne w związku z wyborem Opcji przez brokera i otrzymać sumę pieniężną równą nadwyżce wartości sprzedaży Akcji nad ceną wykonania Opcji, z odjęciem kwoty określonej przez Spółkę samodzielnie dla opłacenia swojej należności podatkowej oraz obsługi finansowej wierzytelności u źródła potrzebnej do wykonania Opcji i emisji Akcji.

Powiązane SAR: Jeśli Opcja (lub jej część) jest wykonalna wedle Porozumienia o Nagrodzie na ową Opcję, Beneficjent Powiązanego SAR może, zamiast wykonania całości bądź części powiązanej Opcji, wybrać wyegzekwowanie odpowiedniej części Powiązanego SAR, oraz zwrócić Spółce Opcję, bądź jej część, uwzględniając kwotę („**Kwota Aprecjacji Opcji**") równą (i) nadwyżce Godziwej Wartości Rynkowej Akcji w dzień wyegzekwowania Prawa SAR nad Ceną wykonania Opcji dla pojedynczej Akcji pomnożoną przez (ii) liczbę Akcji, które zostałyby nabyte gdyby Opcja (czy dana jej część) została wykonana. Powiązane SAR mogłoby zostać przyznane o czasie, tym samym bądź późniejszym, niż powiązanej Opcji, o ile Beneficjent zgodzi się na to nowelizując porozumienie wyznaczające warunki danej Opcji. Kwota Aprecjacji Opcji może być opłacana gotówką lub w Akcjach. Jeśli Beneficjent egzekwuje całość, bądź część, Powiązanego SAR, Prawo to czy jego część, jak w poszczególnych przypadkach, zostają zamknięte wraz z powiązaną Opcją.

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Wolne SAR: Przyznanie Wolnego SAR daje Beneficjentowi, pod warunkiem realizacji, prawo do kwoty równej nadwyżce Godziwej Wartości Rynkowej pojedynczej Akcji w dniu objęcia nad Godziwą Wartością Rynkową pojedynczej Akcji w dniu przyznania Wolnego SAR ("**Kwota Aprecjacji**"), na warunkach, włącznie z kryteriami objęcia, wyszczególnionych w stosownym Porozumieniu o Nagrodzie. Kwota Aprecjacji może zostać uiszczona gotówką lub Akcjami. Jeśli kwota jest uiszczana Akcjami, liczbę Akcji oblicza się przez podział całej sumy należnej ze względu na Godziwą Wartość Rynkową pojedynczej Akcji w datę objęcia Wolnego SAR.

Jednostka Akcji Ograniczonych: Przyznanie Jednostki Akcji Ograniczonych daje Beneficjentowi prawo do otrzymania, w momencie objęcia, określoną liczbę Akcji, bądź Akcji Ograniczonych, za każdą objętą Jednostkę Akcji Ograniczonych. Alternatywnie, przyznanie Jednostki Akcji Ograniczonych może dać Beneficjentowi, w momencie objęcia takowej Jednostki Akcji Ograniczonych, liczbę Akcji, bądź Akcji Ograniczonych, do skumulowanej Godziwej Wartości Rynkowej z dnia przyznania Jednostki Akcji Ograniczonych, w dniu objęcia, lub na datę wyznaczoną przez Komitet w dniu przyznania Jednostki Akcji Ograniczonych, na określoną kwotę. Objęcie Jednostki Akcji Ograniczonych będzie podlegać warunkom i ograniczeniom, takim jak, bezwarunkowo, ograniczenie sprzedaży bądź kryteria wydajności wyznaczone przez Komitet. Jednostki Akcji Ograniczonych można przyznawać jedynie kierownictwu Spółki, jej pracownikom oraz konsultantom. Jednostka Akcji Ograniczonych może zostać uregulowana gotówkowo, a jeśli Porozumienie o Nagrodzie nie zawiera wyszczególnienia kwotowego, kwota stosowana jest równa Godziwej Wartości Rynkowej Akcji, jaką Beneficjent/ka otrzymał(a)by obejmując Jednostkę Akcji Ograniczonych, pomniejszonej o potrącenia podatkowe i inne.

Akcja Ograniczona: Przyznanie Akcji Ograniczonej daje Beneficjentowi Akcje zależnie od przyjęcia ograniczeń określonych przez Komitet. Ograniczenia mogą łączyć się z automatycznym przepadkiem Akcji Ograniczonych na rzecz Spółki bez kompensaty, o ile przed datą objęcia dojdzie do pewnych wydarzeń. Spółka może ustanowić zajęcie w depozyt na rachunku zastrzeżonym jako element aktu przyznania Akcji Ograniczonych.

Jednostka Akcji Odroczonych: Przyznanie Jednostki Akcji Odroczonych przekazuje na rzecz Beneficjenta, który może być jedynie jednym z niezatrudnionych członków Zarządu Spółki, jej kierownictwa bądź konsultantem Spółki nie będącym jej sekretarzem, w razie odejścia na emeryturę, śmierci, bądź innej ewentualności rozpoznanej przez Komitet, prawo do określonej liczby Akcji, bądź Akcji, o całkowitej Godziwej Wartości Rynkowej na dzień objęcia równej określonej kwocie. Objęcie praw może zależeć od warunków i ograniczeń określonych przez Komitet.

Nagrody w Akcjach: Przyznanie Nagrody w Akcjach daje Beneficjentowi Akcje, bądź prawo do ich otrzymania, zależnie od warunków wyznaczonych przez Komitet. Nagrody w Akcjach mogą stanowić wynagrodzenie dodatkowe Beneficjenta lub zostać przyznane zamiast gotówki lub innego wynagrodzenia, do których Beneficjent jest uprawniony.

Godziwa Wartość Rynkowa: Wyznacznikiem Godziwej Wartości Rynkowej Akcji Spółki objętych Planem jest zbiorczo, dla dat poszczególnych, kurs zamknięcia Akcji Spółki w dniu bezpośrednio poprzedzającym takową datę bądź, jeśli jest to dzień niegiełdowy, godziwa cena Akcji określona przez Komitet.

Potrącenia podatkowe i źródłowe: Wykonując Opcję, Beneficjent musi opłacić koszt wykonania opcji oraz wnieść sumy uznane przez Spółkę za konieczne dla celów podatkowych. Oprócz wymaganych od Beneficjenta opłat na cele podatkowe i inne potrącenia źródłowe, które Spółka może musieć przekazać do uregulowania, Plan nadaje Spółce inne uprawnienia, w tym: (i) odjęcia kwoty od wypłaty gotówkowej; (ii) odjęcia i zachowania kwoty z innych wypłat gotówkowych na potrzeby opłaty związanej z Planem lub Nagrodą na mocy Planu; (iii) wymagania od Beneficjenta dokonania na rzecz Spółki wpłaty gotówkowej przed wydaniem Akcji Spółki; (iv) sprzedaży Akcji które w innych okolicznościach zostałyby przekazane Beneficjentowi. Spółka określa samodzielnie kwotę do wstrzymania na potrzeby opodatkowania i innych potrąceń źródłowych związanych z którąkolwiek z Nagród.

Administracja: Zarząd powierzył pełnomocnictwo administrowania Planem Komitetu Wynagrodzeń.

Cena wykonania: Komitet ustala cenę wykonania wszystkich przyznanych opcji, która nie może być niższa od Godziwej Wartości Rynkowej Akcji na datę przyznania opcji.

Obejmowanie praw: Wszystkie Nagrody mogą podlegać warunkom obejmowania praw. W razie zmiany kontroli nad Spółką, natychmiastowo nabierają wykonalności wszystkie Nagrody z wyjątkiem Nagród przyznanych konsultantom oraz dnia 20 października 2010 r. lub po tym dniu, które to będą nabierać wykonalności zgodnie z warunkami Porozumienia o Nagrodach. Spółka określiła, iż podejmowanie głosowań oraz umów częściowych przez Grupę Dysydencką i jej zwolenników ogłoszone 8 listopada 2011 r. oraz opisane pod nagłówkiem „Akcje z prawem głosu oraz ich główni właściciele" powyżej, uruchomiło klauzulę zmiany kierownictwa zawartą w Planie Wynagrodzeń w akcjach na rok 2010, ze skutkiem automatycznego nabrania wykonalności przez wszystkie opcje istniejące owej daty. Liczba całkowita akcji zwykłych emitowalnych przy realizacji opcji automatycznie wykonalnych stanowiła 1 549 250. Jednakże Zarząd poprosił kierownictwo wyższego szczebla (panów Segala, CEO, Docherty, Prezesa i COO, Michalargiasa, CFO i Chao, CSO) oraz obecnych członków Zarządów (panów Segala, Kaya i

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Hodgsona) o uchylenie nabycia tych opcji pomimo swoich uprawnień do nich w ramach Planu Wynagrodzeń w akcjach na rok 2010. Zarząd poprosił ich również o zgodę na wprowadzenie zmiany do definicji „zmiana kierownictwa" dla celów ich opcji w ramach Planu Wynagrodzeń w akcjach na rok 2010, tak aby zgadzała się z definicją zawartą w umowach pracowniczych, jak opisano powyżej. Wszyscy oni zgodzili się na uchylenie przyspieszonego nabycia swoich nienabytych opcji – dla 892 500 zwykłych akcji, w wyniku głosowania i umów wsparcia oraz zgodzili się na zmienioną definicję „zmiany kierownictwa", aby zgadzała się ona z definicją wykorzystywaną w umowach pracowniczych dla kierownictwa. Jednakże w przypadku udanej wymiany Zarządu przez Grupę Dysydentów wszystkie nienabyte opcje zostaną nabyte.

Emisja Akcji oraz Prawa: Beneficjent którejkolwiek z Nagród, z wyjątkiem Akcji oraz Akcji Ograniczonych, nie ma praw akcjonariusza do wydania certyfikatu akcji, bądź dowodu jej objęcia. Przyznanie Akcji może zostać złożone w depozycie oraz, o ile Porozumienie o Nagrodzie nie stwierdza inaczej, Beneficjent będzie posiadać wszystkie prawa akcjonariusza z tytułu takich Akcji.

Wygaśnięcie i regulacja: Każda Nagroda wygaśnie o czasie określonym przez Komitet, który to czas nie może być w żadnym razie dłuższy niż dziesięć lat od czasu przyznania Nagrody. Jeśli wygaśnięcie Nagrody przypada na okres ciszy handlowej nałożonej na siebie przez Spółkę lub w ciągu następnych czterech dni handlowych, Nagroda taka może zostać wykonana do końca piątego dnia handlowego po upłynięciu okresu ciszy. Zgodnie z poniższym, wszystkie Nagrody wygasną przy najwcześniejszej z następujących dat:

(a) dacie wygaśnięcia określonej dla Nagrody w porozumieniu o nagrodzie zawartym ze Spółką rejestrującą Nagrodę;
(b) kiedy funkcja Beneficjenta, jako Osoby Uprawnionej, zostaje usunięta lub zakończona z przyczyn sprawiedliwych, o dacie takowego zakończenia z przyczyn sprawiedliwych;
(c) za wyjątkiem konsultantów oraz Nagród przyznanych dnia 20 października 2010 r. oraz po tym dniu, jeśli pozycja Beneficjenta, jako Osoby Uprawnionej, wygasa z powodu śmierci lub niepełnosprawności Beneficjenta, w rok po takowym wygaśnięciu;
(d) kiedy pozycja Osoby Uprawnionej wygasa z przyczyny innej niż niepełnosprawność czy śmierć Beneficjenta, bądź przyczyna sprawiedliwa (wygaśnięcie dla przyczyny innej będzie nazywane „**Zakończeniem Dobrowolnym**"), oraz Beneficjent nie utrzymuje relacji biznesowych ze Spółką, bądź jej firmą stowarzyszoną, ze Spółką jako Osoba Uprawniona w jakiejkolwiek innej funkcji:
    (i) jeśli Beneficjent piastował stanowisko członka Zarządu lub kierownicze w Spółce bądź w jej firmie stowarzyszonej, w jeden rok po Zakończeniu Dobrowolnym; oraz
    (ii) jeśli Beneficjent zajmował jakiekolwiek inne stanowisko w Spółce lub jej firmie stowarzyszonej z wyjątkiem stanowiska konsultanta oraz Nagród przyznanych dnia 20 października 2010 r. lub po tym dniu, Beneficjent nie utrzymuje związku biznesowego ze Spółką lub jej firmami stowarzyszonymi, wówczas samodzielną decyzją Spółki na przestrzeni czasu od 30 dni do jednego roku od Dobrowolnego Zakończenia oraz, o ile Komitet nie dokona ustalenia w czasie przyznania Nagrody, automatycznie w 30 dni od Zakończenia;
(e) względem Nagród przyznanych konsultantowi dnia 20 października 2010 r. bądź po tym dniu, wszystkie takie Nagrody wygasają z datą zakończenia związku konsultanta ze Spółką lub jej firmą stowarzyszoną.

Ustąpienie członka Zarządu na zgromadzeniu akcjonariuszy zgodnie z dokumentacją statutową Spółki oraz ponowny wybór takowego członka Zarządu na takim spotkaniu nie jest uważane za wygaśnięcie pozycji takiego członka.

Zapobieganie spadkowi wartości firmy: Plan zawiera postanowienia przeciw spadkowi wartości firmy nakazujące regulowanie, w pewnych sytuacjach, nieuregulowanych Nagród, włącznie z konsolidacją akcji, podziałem akcji, dywidendą w formie akcji, reorganizacją i innymi, podobnymi zmianami.

Przenoszalność: Opcje, prawa aprecjacji akcji, jednostki akcji ograniczonych, akcje ograniczone, akcje odroczone oraz nagrody w akcjach przynoszące dalsze emisje Akcji są nieprzekazywalne i nieprzenoszalne.

Poprawka: Komitet będzie mieć prawo o dowolnym czasie zawiesić, znowelizować bądź zaniechać Planu oraz swoim trybem zrekompensować jakiekolwiek Porozumienie o Nagrodzie pod warunkiem zgody giełdy notującej Akcje, o ile regulamin danej giełdy będzie tego wymagać; prawo to obejmuje bez ograniczeń poprawki do Planu, Porozumieniu o Nagrodzie bądź samej Nagrody, gdy korekty są natury porządkowej, a wymagane obowiązującym prawem, restrykcjami podatkowymi oraz księgowymi stosownych organów publicznoprawnych lub giełd, oraz nowelizacje Planu, Umowy o Nagrodzie czy samej Nagrody, gdy służą one naprawie lub usunięciu dwuznaczności, wadliwej przesłanki, omyłki bądź braku; także poprawki potrzebne do kwalifikacji Nagrody wedle przychylnych przepisów podatkowych, zmiany warunków obejmowania Nagród, przedłużania Ważności Nagród dla Osób Uprawnionych nie będących uczestnikami rynku wewnętrznego, oraz zmiany warunków wygasania Nagród (na przykład, w związku z zakończeniem zatrudnienia lub angażu konsultanckiego, śmiercią, czy niepełnosprawnością); poprawki wprowadzające do Planu cechy pozwalające Spółce utrzymywać brokera i dokonywać, ku zyskowi Beneficjentów, wpłat na rzecz owego brokera, który kupowałby dla owych Beneficjentów akcje zwykłe przy pomocy infrastruktury Giełdy Papierów Wartościowych w Toronto; zmiany w zastosowaniach Artykułu 11 (Regulacja), a w

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

szczególności w zapisach paragrafu 11.3 (Fuzje, Podziały Akcji, Konsolidacje Akcji, itd.) oraz 11.9 (Harmonogram Wykonania Przyspieszonego). Komisja nie będzie, bez zatwierdzenia przez akcjonariuszy Spółki, miała prawa nowelizować Planu czy Porozumień o Nagrodzie w celu zwiększenia procentu Akcji emitowalnych w ramach Planu, zwiększać ograniczeń na uczestnikach rynku wewnętrznego Planu, zezwalać na transfer bądź przenoszenie Nagród dla celów innych niż zwyczajowa regulacja tytułów własności, zwiększać liczby Akcji emitowanych na mocy Nagrody w ramach Planu, zmniejszać ceny wykonania jakiejkolwiek Opcji bądź Powiązanego Prawa SAR przyznanych w ramach Planu uczestnikowi rynku wewnętrznego, przedłużać Ważności jakiejkolwiek Nagrody w posiadaniu Beneficjenta wewnętrznego ponad termin oryginalny z wyjątkiem przedłużenia na okres ciszy, bądź nowelizować którejkolwiek z kwestii wymagających wedle Planu zatwierdzenia udziałowców.

Egzemplarze Planu Wynagrodzeń na akcje w roku 2010 są dostępne na życznie u Photiosa (Franka) Michalargiasa, Helix BioPharma Corp., 3-305 Industrial Parkway South, Aurora, Ontario, Canada, L4G 6X7; telefon: (905) 841-2300; faks: (905) 841-2244; email: frankm@helixbiopharma.com.

ZADŁUŻENIE CZŁONKÓW ZARZĄDU I KIEROWNICTWA ORAZ ZYSKI OSÓB POINFORMOWANYCH Z TRANSAKCJI MATERIALNYCH

Wedle najlepszych szacunków Spółki żaden z członków Zarządu, proponowanych członków Zarządu czy kierownictwa Spółki, oraz ich partnerów czy osób stowarzyszonych nie jest i nie był nigdy zadłużony wobec Spółki w jakimkolwiek czasie począwszy od ostatniego ukończonego roku finansowego Spółki.

Za wyjątkami przedstawionymi w niniejszym Ogólniku Informacyjnym, wedle najlepszych szacunków Spółki, żadna z osób poinformowanych Spółki (za definicją tego terminu w National Instrument 51-102 of the Canadian Securities Administrators), oraz żadna z osób kandydujących na stanowisko członka Zarządu Spółki, czy partner bądź osoba stowarzyszona osoby poinformowanej lub kandydującej, mają czy mieli zysk, bezpośredni czy pośredni, w jakiejkolwiek istotnej transakcji Spółki od czasu rozpoczęcia ostatniego ukończonego roku finansowego Spółki, bądź w jakiejkolwiek transakcji proponowanej, która miałaby na Spółkę istotny wpływ.

Poniższa tabela przedstawia honoraria zapłacone za usługi prawne firmy Cawkell Brodie Glaister LLP, doradcy prawnego firmy poprzez każde z ostatnich trzech lat fiskalnych. Kenneth A. Cawkell, członek Zarządu Spółki, jest partnerem Cawkell Brodie Glaister LLP.

Pozycja	2011	2010	2009
Honoraria prawnicze	534 000 $	334 000 $	287 000 $

PROPOZYCJE AKCJONARIUSZY NA KOLEJNE ROCZNE ZGROMADZENIE

Akcjonariusze, którzy chcą złożyć propozycje do rozważenia na kolejnym rocznym zgromadzeniu akcjonariuszy powinni zwrócić się do Sekretarza Spółki przed dniem 27 września 2012 r. w trybie i za spełnieniem wymogów *Kanadyjskiej Ustawy o Korporacjach*.

INFORMACJA DODATKOWA

Informacja dodatkowa na temat Spółki jest dostępna na SEDAR, pod adresem www.sedar.com. Posiadacze papierów wartościowych mogą otrzymać egzemplarze raportu rocznego, sprawozdania finansowego, raport Zarządu z działalności Spółki wraz z dodatkową informacją publiczną pod numerem telefonu Spółki: (905) 841-2300 wew. 233; faks: (905) 841-2244; email: helix@helixbiopharma.com. Ponadto Spółka dostarczy następujące informacje każdej osobie na prośbę skierowaną do Sekretarza Spółki pod podanymi numerami telefonicznym oraz faksu, lub też pocztą elektroniczną na podany adresem email, jednak Spółka może wymagać uiszczenia uzasadnionej opłaty od osoby nie będącej posiadaczem/posiadaczką papierów wartościowych Spółki:

(a) jeden egzemplarz najnowszego raportu rocznego na formularzu 20F, wraz z jedną kopią dowolnego dokumentu bądź stronic dowolnego dokumentu właściwych dla odniesienia w raporcie;

(b) jeden egzemplarz porównawczych sprawozdań finansowych Spółki za ostatni zakończony rok finansowy wraz z raportem towarzyszącym audytorów Spółki, oraz jeden egzemplarz śródrocznych sprawozdań finansowych Spółki późniejszych względem tych za ostatnio zakończony rok finansowy; oraz

(c) jeden egzemplarz Okólnika Informacyjnego Spółki datującego się od ostatniego rocznego udziałowców zgromadzenia akcjonariuszy, podczas którego dokonano wyboru członków Zarządu.

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Informacje finansowe za ostatnio zakończony rok finansowy zawierają porównawcze sprawozdania finansowe Spółki i MD&A.

ŁAD KORPORACYJNY

Krajowa Polityka Fiskalna 58-201 *Corporate Governance Guidelines* and National Instrument 58-101 *Disclosure of Corporate Governance Practices*,, wyznaczają kierunki efektywnego ładu korporacyjnego. Wytyczne poruszają kwestie składu i niezależności zarządów korporacji, funkcji zarządów i ich komisji, oraz efektywności i kształcenia członków zarządów. Każdy sprawozdający emitent musi ujawniać przyjęte praktyki ładu korporacyjnego na bazie rocznej i w przepisowej formie. Poniżej przedstawione jest roczne sprawozdanie jawne Spółki z jej praktyk zarządzania.

1.   **Zarząd**

(a)   Ujawnienie tożsamości członków niezależnych.

W ramach bieżącego Zarządu Pan Jack Kay, Pan W. Thomas Hodgson, dr Gordon Lickrish, and Ddr Kazimierz Roskowski-Śliż są uważani za niezależnych wedle odniesienia w Krajowej Polityce Fiskalnej 58-201.

Wszyscy proponowani członkowie nowego Zarządu są niezależni, oprócz Donalda H. Segala.

(b)   Ujawnienie tożsamości członków Zarządu, którzy nie są niezależni i uzasadnienie tego określenia.

W ramach obecnego Zarządu Donald H. Segal, John Docherty i Kenneth A. Cawkell nie są niezależni.
- Donald H. Segal jest dyrektorem Spółki, mianowicie Prezesem Zarządu.
- John Docherty jest dyrektorem Spółki, mianowicie Prezesem i Głównym Dyrektorem Operacyjnym.
- Kenneth Cawkell nie jest niezależnym członkiem Zarządu Spółki, jako że jest partnerem w firmie Cawkell Brodie Glaister LLP, dostarczającej Spółce usług prawnych.

W ramach proponowanego nowego Zarządu tylko Donald H. Segal nie jest niezależny, ponieważ sprawuje on funkcję CEO Spółki CEO.

(c)   Ujawnienie faktu większości członków Zarządu będących niezależnymi lub nie. Jeśli większość członków Zarządu nie jest niezależna, proszę opisać działania Zarządu wspomagające praktykowanie niezależności osądu w wypełnianiu swych obowiązków.

Większość członków zarówno obecnego Zarządu, jak i proponowanego nowego Zarządu jest niezależna.

(d)   Jeśli którykolwiek z członków Zarządu jest obecnie członkiem Zarządu u innego sprawozdającego emitenta (bądź jednostki równoważnej) podległych jurysdykcji kanadyjskiej lub obcej, proszę wskazać członka Zarządu oraz emitenta.

Następujący członkowie Zarządu Spółki są także członkami Zarządu u sprawozdających emitentów obok ich nazwisk na liście:

Członek Zarządu	Nazwa Sprawozdającego Emitenta
Mr. Jack Kay	Cangene Corporation (TSX)
Mr. Kenneth A. Cawkell	TIO Networks Corp. (TSX.V) Solarvest BioEnergy Inc. (TSX.V) Centurion Minerals Ltd. (TSX.V)
Mr. W. Thomas Hodgson	Lithium Americas Corp. (TSX i OTCQX) Liberty Silver Corp. (TSX: OTCBB)

(e)   Proszę wyjawić, czy członkowie Zarządu niezależni uczestniczą w regularnie wyznaczanych posiedzeniach, na których członkowie Zarządu nie niezależni oraz członkowie kierownictwa nie byliby obecni. Jeśli członkowie Zarządu odbywają takie posiedzenia, proszę określić liczbę tych spotkań od początku ostatnio zakończonego roku finansowego tego emitenta. Jeśli członkowie Zarządu nie odbywają takich posiedzeń, proszę opisać działania Zarząd, aby ułatwić otwartą i szczerą dyskusję między swymi członkami Zarządu niezależnymi.

Zachęca się niezależnych członków Zarządu do spotykania się pod nieobecność członków Zarządu nie niezależnych lub kierownictwa po każdym osobistym spotkaniu Zarządu bądź częściej, zależnie jak uznają za stosowne. W roku fiskalnym 2011

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nie odbyło się ani jedno spotkanie niezależnych członków Zarządu. Większość członków Zarządu niezależnych pełni funkcje członków przynajmniej jednego komitetu Zarządu, jednak niezależni członkowie Zarządu uprzednio dyskutowali i będą zachęcani do kontynuowania dyskusji spraw, które uważają za istotne dla Spółki, nie jedynie kwestii związanych z ich obowiązkami członków komitetów. Ogółem, członkowie kierownictwa bądź bywają nieobecni na Skopaniach Zarządu, bądź uczestniczą jedynie w części owych spotkań.

(f)   Proszę wskazać, czy prezes zarządu jest niezależnym członkiem Zarządu, czy nie. Jeśli zarząd ma prezesa lub głównego członka , który jest niezależnym członkiem Zarządu, proszę ujawnić jego tożsamość oraz opisać jego czy jej rolę i obowiązki. Jeśli Zarząd nie ma takiej osoby, proszę opisać działania Zarząd, aby zadbać o przywództwo dla niezależnych członków Zarządu.

Obecnie Dr Donald Segal, CEO Spółki, jest także Prezesem. Zarząd uznając dr. Segala za osobę odpowiednią na stanowisko Prezesa na danym etapie rozwoju Spółki jako wyłaniającej się spółki biotechnologicznej, uznał, iż po zgromadzeniu będzie właściwym wyznaczenie niezależnego członka Zarządu na Prezesa. Zaproponowano, aby po zgromadzeniu na Prezesa Zarządu został wyznaczony Pan Kay. Do niedawna Komisja Zarządzania nie uważała za wymagane wyznaczenie dyrektora naczelnego, jako że niezależni członkowie Zarządu pozostają w regularnym kontakcie z Kierownictwem oraz sobą wzajemnie i są w związku z tym w stanie, jako grupa, skutecznie zapewnić grupowo wykonywanie obowiązków przez Zarząd. Ze składem nowego Zarządu zaproponowanym przez Helix, ten poziom komunikacji będzie trudny do osiągnięcia, dlatego jest stosownym wyznaczyć nowego Prezesa.

(g)   Proszę ujawnić frekwencję każdego członka Zarządu dla wszystkich posiedzeń Zarządu od początku ostatnio zakończonego roku finansowego emitenta.

Od początku ostatnio zakończonego roku finansowego do 21 grudnia 2011 r. Zarząd odbył ogółem 12 spotkań, a Komitet Audytowy Spółki, Komitet Wynagrodzeń, oraz Komitet Zarządzania odbyły ogółem odpowiednio 6, 10, i 7 spotkań.

Poniższe dane przedstawiają frekwencję członków Zarządu spółki Helix:

Imię i nazwisko	Zarząd	Komisja Audytowa	Komisja Wynagrodzeń	Komisja Zarządzania
Donald H. Segal	12 z 12	Nie dotyczy	Nie dotyczy	Nie dotyczy
John M. Docherty	10 z 12	Nie dotyczy	Nie dotyczy	Nie dotyczy
Kenneth A. Cawkell	10 z 12	Nie dotyczy	10 z 10	7 z 7
W. Thomas Hodgson	12 z 12	6 z 6	10 z 10	Nie dotyczy
Jack M. Kay	12 z 12	6 z 6	Nie dotyczy	7 z 7
Gordon M. Lickrish	12 z 12	6 z 6	10 z 10	7 z 7
Kazimierz Roszkowski-Śliż	9 z 12	Nie dotyczy	Nie dotyczy	Nie dotyczy

2.   **Mandat Zarządu**
(a)   Proszę wskazać tekst pisemnego mandatu Zarządu. Jeśli Zarząd nie posiada mandatu pisemnego, proszę opisać jak Zarząd wyznacza swoja rolę i obowiązki.

Tekst pisemnego mandatu Zarządu jest załączony do niniejszego Okólnika Informacyjnego jako Załącznik „A".

3.   **Opis stanowiska**
(a)   Proszę wskazać, czy Zarząd opracował pisemne charakterystyki stanowisk dla Prezesa oraz każdego z komitetu Zarządu. Jeśli Zarząd nie opracował pisemnych charakterystyk dla Prezesa oraz/bądź przewodniczących poszczególnych komitetów, proszę krótko opisać, jak Zarząd określa rolę i obowiązki dla każdego z takich stanowisk.

(b)   Proszę wskazać, czy Zarząd i CEO Spółki opracowali pisemną charakterystykę dla stanowiska CEO Spółki. Jeśli Zarząd i CEO Spółki nie rozwinęli takiej pisemnej charakterystyki, proszę krótko opisać, jak zarząd wyznacza rolę i obowiązki CEO Spółki.

Zarząd opracował pisemne charakterystyki dla CEO Spółki oraz Przewodniczących każdego z komitetów Zarządu, które jasno wyznaczają odpowiednio ich role oraz obowiązki.

4.   **Ukierunkowanie i kontynuacja kształcenia**

(a)   Proszę krótko opisać, jakie środki podejmuje Zarząd, aby ukierunkować nowych członków Zarządu względem
        (i)   roli Zarządu, jego komitetów i ich przewodniczących, oraz
        (ii)   natury i działania biznesu emitenta.

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(b) Proszę krótko opisać, jakie środki podejmuje Zarząd, jeśli podejmuje jakiekolwiek, aby zapewnić swoim członkom Zarządu kontynuację kształcenia. Jeśli Zarząd nie zapewnia kontynuacji kształcenia, proszę opisać, jak Zarząd sankcjonuje utrzymanie poziomu umiejętności i wiedzy potrzebnych dla wypełniania obowiązków członka Zarządu.

Komitet Zarządzania jest odpowiedzialny za ukierunkowanie oraz kształcenie nowych członków Zarządu, w tym kształcenie ustawiczne. Nowi członkowie otrzymują rozległa wiedzę o biznesie Spółki, jej Zarządzie, komitetach oraz dyrektorów, jak również polityki wewnętrznej, włącznie ze strategią „wczesnego alertu" dla swojego kodeksu postępowania etycznego i biznesowego. Zarząd zapewnia członkom zarówno początkowe kształcenie, jak również jego kontynuację, organizując prezentacje na posiedzeniach Zarządu oraz okresowo przedstawiając raporty kierownictwa Spółki,, audytoów Spółki, oraz innym konsultantów zewnętrznym oraz doradców w tematyce specyficznej na zasadzie doraźnej. Komitet Zarządzania dostarcza członkom aktualizacji w sprawach ich obowiązków i odpowiedzialności.

5. **Kodeks Etycznego Postępowania w Biznesie**

(a) Proszę wskazać, czy Zarząd przyjął kodeks pisemny dla członków Zarządu, kierownictwa, oraz pracowników. Jeśli Zarząd przyjął kodeks pisemny:

(i) proszę wskazać, jak osoba fizyczna bądź firma może uzyskać egzemplarz kodeksu;

(ii) proszę wskazać, jak Zarząd nadzoruje stosowanie się do swojego kodeksu, oraz wyjaśnić czy i jak Zarząd nagradza stosowanie się do kodeksu; oraz

(iii) proszę wskazać odniesienie do jakiejkolwiek konkretnej zmiany jako przyniósłby zaprotokołowany od początku ostatnio ukończonego roku finansowego emitenta raport odnoszący się do postępowania członka lub kierownictwa stanowiący naruszenie owego kodeksu.

Zarząd przyjął pisemny kodeks etycznego postępowania w biznesie („**Kodeks**"). Egzemplarz kodeksu jest dostępny na stronie internetowej Spółki www.helixbiopharma.com lub poprzez kontakt z Sekretarzem Spółki. Wszelkie wykroczenia przeciwko kodeksowi biznesu i etyki należy zgłaszać niezwłocznie Prezesowi Zarządu lub Przewodniczącemu dowolnego komitetu, którzy z kolei przekazują dane do Komitetu Zarządzania. Komitet Zarządzania jest odpowiedzialny za dochodzenie wszelkich naruszeń kodeksu postępowania w biznesie i etycznego. Wszelkie ustalenia dokonane przez Komitetu Zarządzania mają być zgłaszane pełnemu składowi Zarządu, który podejmuje wówczas działania uważane za odpowiednie. Nie ma żadnych raportów o konkretnych zmianach związanych z postępowaniem któregokolwiek z członków lub kierownictwa Spółki.

(b) Proszę opisać kroki, jakie Zarząd podejmuje, aby usankcjonować praktykę niezależnego osądu w rozważaniu transakcji i porozumień przez członków Zarządu mających weń zainteresowanie materialne.

Spółka i jej członkowie Zarządu podlegają wymogom prawa precedensowego oraz *Ustawy o Kanadyjskich Korporacjach* dotyczących jawności interesów członków oraz powstrzymywania się od głosu nad transakcją, w której członek ma własny interes materialny. Jeśli dany członek posiada interes materialny w proponowanej transakcji włączającej Spółkę, członek ten nie bierze udziału i nie jest obecny przy dyskusji Zarządu nad głosowaniem takiej transakcji.

(c) Proszę opisać inne kroki, jakie podejmuje Zarząd, aby promować kulturę etycznego postępowania w biznesie.

Spółka wprowadziła strategię „wczesnego alertu", zgodnie z którą oczekuje się od pracowników zgłaszania konkretnych skarg, w tym dot. nieetycznego postępowanie biznesowe którejkolwiek każdą z wytycznych Spółki, przewodniczącemu Komitetu Audytowego lub innemu zwierzchnikowi czy członkowi kierownictwa, którym uznają za stosowne się poskarżyć. Strategia zapewnia procedurę dla dochodzeń w sprawach skarg i zaznacza, że Spółka nie będzie podejmować działań wrogich wobec pracownika, który wnosi skargę lub pomaga w dochodzeniu. Strategia zastrzega, że Spółka będzie, przynajmniej rocznie, przypominać pracownikom o potrzebie zgłaszania naruszeń strategii.

6. **Nominacje członków Zarządu**

(a) Proszę opisać procedurę wyłaniania nowych kandydatów na nominacje na członków Zarządu.

Spółka założyła Komitet Zarządzania, obecnie składający się z Panów Jacka Kay'a, Kennetha A. Cawkella i Gordona Lickrisha. Jednym z obowiązków Komitetu Zarządzania jest dokonywanie rekomendacji dla Zarządu odnośnie kandydatów do wyborów na jego członków podczas rocznych zgromadzeń akcjonariuszy oraz, o ile to stosowne, wypełniać stanowiska w Zarządzie lub wyznaczać członków dodatkowych. Dokonując rekomendacji, Komitet Zarządzania rozważa wielkość Zarządu, kompetencje i umiejętności proponowanego kandydata w kontekście kompetencji i umiejętności każdego z funkcjonujących członków oraz Zarządu jako takiego, zdolność kandydata do poświęcenia wystarczającej ilości czasu i środków stanowisku członka Zarządu, osąd, doświadczenie w biznesie, dyspozycyjność czasową oraz zalety intelektu proponowanego kandydata, oraz jakiekolwiek inne czynniki uważane za stosowne przez Komitet. Wszyscy członkowie są zachęcani do przedstawiania nazwisk potencjalnych kandydatów pod rozwagę Komitetu Zarządzania.

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Wielkość i skład Zarządu jest rozważany przed każdy rocznym zgromadzeniem akcjonariuszy jako częścią procesu nominacji członków.

(b)   Proszę wskazać, czy zarząd ma komisję nominacyjną składającą się całkowicie z niezależnych członków Zarządu. Jeśli Zarząd nie ma takiej komisj , proszę opisa,ć jakie kroki podejmuje Zarząd, aby promować obiektywne procesy nominacyjne.

Jak opisano wyżej, Komitet Zarządzania jest odpowiedzialny za rekomendowanie nominacji członków Zarządu Zarządowi. Obecnie składa się ona z Panów Kennetha A. Cawkella, Jacka Kay'a i Gordona Lickrisha. Panowie Kay i Lickrish są niezależnymi członkami Zarządu. Kenneth A. Cawkell nie jest niezależnym członkiem Zarządu. Proszę porównać "*Zarządzanie korporacyjne – Część 1 – Zarząd*". Zarząd jest usatysfakcjonowany faktem spełniania przez Komitet Zarządzania wymogów obiektywnych procesów nominacyjnych, jako że większość członków Zarządu Komisji Zarządzania jest niezależna, a Zarząd uważa wkład Pana Cawkella za faktycznie niezależny.

(c)   Jeśli zarząd posiada komisję nominacyjną, proszę opisać odpowiedzialność, upoważnienia, oraz działanie komisji nominacyjnej.

Komitet Zarządzania jest odpowiedzialna za proponowanie nowych kandydatów Zarządowi, ocenę członków na bazie bieżącej, ocenę skuteczności Zarządu w całości oraz jego komitetów, oraz doradzanie Zarządowi w sprawach zarządzania korporacyjnego.

7.   **Wynagrodzenie**
(a)   Proszę opisać procedurę Zarządu dot. ustalania wynagrodzenia dla członków Zarządu oraz kierownictwa emitenta.

Komitet Wynagrodzeń jest upoważniony do rekomendowania wynagrodzeń kierownictwa Spółki oraz rekomendowania Zarządowi wynagrodzeń niezależnych członków Zarządu. Komitet Wynagrodzeń spotyka się dwa razy w roku. Komitet Wynagrodzeń rozważa zaangażowanie czasu, kwalifikacji, oraz odpowiedzialność wraz z porównywalnymi zarobkami określając poziomy wynagrodzeń. Patrz *Oświadczenie w sprawie wynagradzania Zarządu* powyżej.

(b)   Proszę wskazać, czy Zarząd ma komitet wynagrodzeń składający się całkowicie z niezależnych członków Zarządu. Jeśli Zarząd nie ma takiego komitetu, proszę opisać, jakie kroki podejmuje zarząd by usankcjonować obiektywne procesy wyznaczania owych wynagrodzeń.

Komitet Wynagrodzeń składa się z Panów Kennetha A. Cawkella, Gordona Lickrisha and Thomasa Hodgsona. Panowie Lickrish i Hodgson są niezależni, podczas gdy Pan Cawkell nie jest niezależny. Proszę porównać „*Zarządzanie Korporacyjne - 1. Zarząd*". Zarząd jest usatysfakcjonowany faktem spełniania przez Komitet Wynagrodzeń wymogów procesów obiektywnych, jako że większość członków Komisji Wynagrodzeń jest niezależna, a Zarząd uważa wkład Pana Cawkella za faktycznie niezależny.

(c)   Jeżeli Zarząd wyłonił Komitet Wynagrodzeń, proszę opisać zakres jego odpowiedzialności, uprawnienia i funkcjonowanie.

Cele Komitetu Wynagrodzeń obejmują: (1) przedstawianie Zarządowi zaleceń na temat ogólnego poziomu wynagrodzeń członków zarządu Spółki w celu zapewnienia, że są oni wynagradzani zgodnie z warunkami działalności Spółki, jej celami długo- i krótkoterminowymi, etapem rozwoju, warunkami i perspektywami oraz środowiskiem konkurencyjnym; (ii) doradzanie Zarządowi na temat wynagrodzeń członków Zarządu niebędących pracownikami Spółki; i (iii) przedstawianie Zarządowi zaleceń na temat planów wynagrodzenia premiowego i wynagradzania akcjami Spółki oraz administrowanie planami wynagrodzeń Spółki. Co roku Komitet Wynagrodzeń przedstawia Zarządowi zalecenia w zakresie rocznych i długoterminowych celów w zakresie wyników pracy członków zarządu, ocenia wyniki pracy członków zarządu w zestawieniu z tymi celami i przedstawia Zarządowi zalecenia w zakresie wynagrodzenia członków zarządu, w tym pensji, premii, opcji na kacje i innych świadczeń, w oparciu o tę ocenę. Zob. również *Oświadczenie w sprawie wynagradzania Zarządu* powyżej.

(d)   Jeżeli w dowolnym okresie od początku ostatniego zakończonego roku finansowego Emitenta zatrudniony został konsultant lub doradca ds. wynagrodzeń dowolnego członka Zarządu lub kierownictwa Emitenta, proszę wskazać jego/jej tożsamość i krótko opisać mandat, który udzielono takiej osobie zatrudniając ją. Jeżeli konsultant lub doradca zatrudniony został do wykonywania jakiejkolwiek pracy na rzecz Emitenta, stwierdzić ten fakt i krótko opisać charakter jego pracy.

Żaden konsultant ani doradca nie został zatrudniony okresie od początku ostatniego zakończonego roku finansowego.

8.   **Komitet Audytu / Inne komitety Zarządu**
a.   Jeżeli Zarząd wyłonił stałe komitety inne niż audytu, wynagrodzeń i nominacji, proszę podać ich nazwy i opisać ich funkcje.

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

Spółka nie wyłoniła innych komitetów Zarządu poza Komitetem Audytu, Wynagrodzeń i Zarządzania. Spółka posiada również Komitet Specjalny, opisany powyżej pod nagłówkiem *Żądanie Akcjonariuszy Dysydenckich* powyżej.

Statut Komitetu Audytu dołączony jest jako Załącznik 15.1 do Rocznego Sprawozdania Spółki za rok fiskalny 2011 na Formularzu 20-F. Jego egzemplarz jest dostępny dla SEDAR pod adresem, www.sedar.com, a dla EDGAR pod adresem www.sec.gov. Dodatkowe informacje na temat Komitetu Audytu Spółki znaleźć można w Rocznym Sprawozdaniu Spółki za rok fiskalny 2011 na Formularzu 20-F, punkt 6.C, *Czynności Zarządu – Komitet Audytu* i punkt 16A, *Biegły finansowy Komitetu Audytu*.

9.   **Oceny**

(b)   *Proszę wskazać, czy Zarzad, jego komitety i poszczególni członkowie Zarządu podlegają regularnym ocenom ich skuteczności i wkładu. Jeżeli prowadzone są takie regularne oceny, proszę opisać proces stosowany przy ich wykonywaniu. Jeżeli oceny nie są regularnie prowadzone, opisać, w jaki sposób Zarząd ocenia, czy Zarząd, jego komitety i poszczególni członkowie są efektywni.*

Komitet Zarządzania wprowadził formalny proces samooceny. Zarząd (z pomocą Komitetu Zarządzania) prowadzi formalne przeglądy wyników własnego działania, działania każdego komitetu Zarządu i każdego przewodniczącego komitetu, działania prezesa Zarządu i działania poszczególnych członków Zarządu. Każdy członek Zarządu wypełnia kwestionariusz zapewniający informacje zwrotne na temat swoich wyników pracy w danym roku. Odpowiedzi są zestawiane przez przewodniczącego Komitetu Zarządzania i podlegają przeglądowi tego komitetu przez zgłoszeniem ich Zarządowi.


INNE ZAGADNIENIA


Zarządowi i kierownictwu nie wiadomo nic o żadnych zagadnieniach, które miałyby zostać przedstawione podczas Zgromadzenia z wyjątkiem kwestii wymienionych w Powiadomieniu o Zgromadzeniu. Jeżeli inne kwestie zostaną prawidłowo zgłoszone przed Zgromadzeniem, osoby wymienione w załączonym NIEBIESKIM formularzu pełnomocnictwa mają zamiar głosowania zgodnie z NIEBIESKIM formularzem pełnomocnictwa zgodnie ze swoim osądem. Załączony NIEBIESKI formularz pełnomocnictwa nie będzie użyty do głosowania w sprawach przedstawionych w Punkcie 1 Powiadomienia, a podpisanie tego NIEBIESKIEGO formularza pełnomocnictwa nie będzie interpretowane jako przyjęcie bądź odrzucenie dowolnego raportu lub sprawozdania finansowego, do którego nawiązuje ww. Punktu.


OŚWIADCZENIA I INFORMACJE DOTYCZĄCE PRZYSZŁOŚCI


Niniejszy Okólnik może zawierać oświadczenia i informacje dotyczące przyszłości na temat działalności Spółki i inne informacje na temat przyszłych okresów, w tym oświadczenia na temat wyboru członków Zarządu, wniosków sądowych, strategii rozwoju Spółki, w tym rozważanie możliwości fuzji transakcji strategicznych, wynagrodzeń wymienionych członków Zarządu Spółki, świadczeń należnych takim wymienionym członkom Zarządu po rozwiązaniu umowy o pracę i zmianie kierownictwa Spółki, jak również szczegółu na temat Planu Wynagrodzeń w Akcjach za rok 2010. Oświadczenia i informacje dotyczące przyszłości można rozpoznać poprzez stosowanie w nich terminów odnoszących się do przyszłości, takich jak „oczekiwać", „rekrutować", „motywować", „zestrajać", „zachowywać", „odnosić korzyści", „zachęcać", „planować", „oczekiwać", „wierzyć", „szacować", „zwiększone", „móc", „zapewnić", „proponowany", „będzie" lub podobnych wyrażeń i ich wariantów, jak również oświadczeń, że zdarzenia, warunki i wyniki „będą", „mogą", „mogłyby", „byłyby", „powinny" nastąpić lub zostać osiągnięte. Niektóre przypuszczenia wykorzystane w opracowywaniu tego oświadczenia dotyczącego przyszłości dotyczą następujących kwestii, bez ograniczeń: nominowani kandydaci wymienieni w niniejszym Okólniku zostaną wybrani do Zarządu Spółki na Walnym Zgromadzeniu, bezpieczeństwa i skuteczności kandydatów na leki Spółki oraz terminowego otrzymywania wystarczającego finansowania, zatwierdzenia organów regulacyjnych i wsparcia partnerów strategicznych. Oświadczenia i informacje dotyczące przyszłości to oświadczenia i informacje odnoszące się do spraw przyszłych, a tym samym ze swej natury niepewne; faktyczne osiągnięcia Spółki i inne wyniki i zdarzenia mogą różnić się zasadniczo od podanych w oświadczeniach i informacjach dotyczących przyszłości w związku z rozmaitymi czynnikami ryzyka, takimi jak okazanie się, iż przypuszczenia Spółki są nieprawidłowe, niepewności i innymi czynnikami, w tym ryzykiem, że zostanie wybrana Rada, w której zarząd spółki nie będzie dominował, ryzyko, że Spółka nie będzie w stanie znaleźć odpowiedniego partnera do transakcji strategicznej, ryzyko niekorzystnej dla Spółki decyzji związanej z wnioskiem sądowym oraz ryzyko wypłacenia przez Spółkę wskazanym członkom zarządu świadczeń w związku z rozwiązaniem stosunku pracy i zmianą kierownictwa. Szczegóły dotyczące wielu z wymienionych kwestii oraz innych czynników ryzyka i niepewności, które mogą mieć wpływ na Spółkę podano w Rocznym Sprawozdaniu Spółki za rok fiskalny 2011 na Formularzu 20-F, który można znaleźć na witrynie SEDAR pod adresem, www.sedar.com. Oświadczenia i informacje dotyczące przyszłości oparte są na rozsądnych założeniach, przekonaniach, opiniach i oczekiwaniach Zarządu Spółki w chwili ich ogłaszania. Ostrzegamy czytelników o niepokładanie nadmiernej ufności w oświadczenia dotyczące przyszłości. Zawarte w niniejszym dokumencie oświadczenia i informacje dotyczące przyszłości są wyraźnie zastrzeżone poprzez niniejsze ostrzeżenie i zostały utworzone w dniu opracowania niniejszego Okólnika. Spółka nie


TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.


przyjmuje na siebie jakichkolwiek zobowiązań uaktualnienia oświadczeń i informacji dotyczących przyszłości, jeżeli założenia, opinie i oczekiwania, bądź inne okoliczności ulegną zmianie, chyba że wymagają tego przepisy prawa.

Zawartość i plan wysłania niniejszego Okólnika Informacyjnego zostały zatwierdzone przez Zarząd Helix BioPharma Corp.

Data: 27 grudnia 2011 r.

/-/ Donald H. Segal	*/-/ Kenneth A. Cawkell*
DONALD H. SEGAL	KENNETH A. CAWKELL
Prezes	Sekretarz Spółki

TWÓJ GŁOS JEST WAŻNY. JUŻ DZIŚ ODDAJ GŁOS NA SWOIM NIEBIESKIM FORMULARZU PEŁNOMOCNICTWA.

ZAŁĄCZNIK „A"
DO OKÓLNIKA INFORMACYJNEGO
HELIX BIOPHARMA CORP. Z DNIA 27 GRUDNIA 2011 r.

HELIX BIOPHARMA CORP.
(„**Spółka**")

MANDAT ZARZĄDU I ZASADY ŁADU KORPORACYJNEGO
(zatwierdzone 24 października 2011 r.)

I. Mandat

Zgodnie z *Ustawą o spółkach w Kanadzie (Canada Business Corporations Act),* Zarząd („**Zarząd**") ma obowiązek zarządzać lub nadzorować zarządzanie działalnością i sprawami Spółki.

Zarząd będzie odpowiadać za całokształt zarządzania, kontrolę i troskę o Spółkę zgodnie z zasadami dobrej praktyki takich zarządów i zgodnie ze stosownymi przepisami prawa.

W tym zakresie Zarząd będzie odpowiedzialny za:

- upewnianie się, co do uczciwości CEO i innych członków Zarządu, jak również, co do tego, że CEO i inni członkowie Zarządu tworzą kulturę uczciwości w całej Spółce**.**
- przyjęcie procedury planowania strategicznego i zatwierdzenie planu strategicznego, co najmniej raz w roku.
- rozpoznawanie podstawowych czynników ryzyka dla Spółki oraz przegląd i ocenę elementów kontroli wewnętrznej i zarządczych systemów informacyjnych do zarządzania takimi czynnikami ryzyka.
- planowanie następstwa, co obejmuje rozwój zawodowy członków Zarządu i przegląd wyników pracy członków Zarządu w zestawieniu z ich dorocznymi celami.
- przyjęcie i okresowe przeglądy zasad polityki ujawnień informacji i komunikacji Spółki.
- opracowanie podejścia Spółki do zagadnień ładu korporacyjnego i doroczny przegląd ładu korporacyjnego Spółki.
- zarządzanie lub nadzorowanie zarządzania całością działań i spraw Spółki.

II. Niezależność Zarządu

Zarząd sprawi, że zostaną wprowadzone odpowiednie struktury i procedury sprzyjające stosowaniu niezależnego osądu w sprawowaniu jego obowiązków.

Większość Zarządu stanowić będą członkowie „niezależni" w myśl stosownych przepisów o obrocie papierami wartościowymi.

Niezależnych członków Zarządu zachęca się do spotkań w swoim gronie, bez obecności pozostałych członków Zarządu i członków kierownictwa po każdym posiedzeniu Zarządu, na którym członkowie są fizycznie obecni, tak często, jak będzie to uznane za stosowne. Niezależni członkowie Zarządu będą zgłaszać do jego prezesa wszelkie kwestie, które uznają za istotne.

III. Oczekiwania pod adresem każdego członka Zarządu i zakres odpowiedzialności

Od każdego członka Zarządu oczekuje się zapoznania z wyprzedzeniem z materiałami posiedzeń, udziału, w miarę możliwości, we wszystkich posiedzeniach Zarządu i każdego komitetu, do którego członek Zarządu należy, a także poświęcenie należnego czasu i uwagi wypełnianiu obowiązków członka Zarządu, a w odpowiednich przypadkach, również członka Komitetu.

Każdy członek Zarządu korzystając ze swoich uprawnień i wypełniając swoje obowiązki będzie:

- działał uczciwie i w dobrej wierze, mając na względzie najlepszy interes Spółki.
- wykazywał troskę, rzetelność i umiejętności, których można oczekiwać od rozsądnej osoby w podobnych okolicznościach.
- przestrzegał wszystkich stosownych przepisów prawa, Statutu Spółki i Umowy Spółki.

IV. Mianowanie członków Zarządu

Przed mianowaniem lub wyznaczaniem kogokolwiek na członka Zarządu, Zarząd:

(a) rozważy kompetencje i umiejętności, które Zarząd, jako całość, powinien posiadać.
(b) oceni kompetencje i umiejętności każdego członka Zarządu.
(c) weźmie pod uwagę właściwą wielkość Zarządu, z uwzględnieniem łatwości podejmowania decyzji.
(d) weźmie pod uwagę rady i sugestie Komitetu Zarządzania.

V. Sesje orientacyjne i kształcenie ustawiczne członków Zarządu

Komitet Zarządzania będzie odpowiedzialny za opracowanie i okresową ocenę programu wstępnych sesji orientacyjnych dla każdego nowego członka Zarządu i za regularne powiadamianie każdego członka Zarządu o zakresie jego obowiązków związanych z zasiadaniem w Zarządzie i ewentualnie w stosownych komitetach Zarządu. Zarząd dopilnuje, aby kierownictwo Spółki regularnie przekazywało Zarządowi uaktualnienia w takim zakresie, aby członkowie Zarządu zachowali bieżącą wiedzę i zrozumienie działalności Spółki.

VI. Komitety Zarządu

Istnieją trzy stałe komitety Rady: Komitet Audytu, Komitet Wynagrodzeń i Komitet Zarządzania.

<u>Komitet Audytu</u> pomaga Zarządowi w wypełnianiu obowiązków nadzorczych w następujących głównych dziedzinach: (1) zasady i praktyki księgowości, (2) procedury sprawozdawczości finansowej i sprawozdania finansowe ogłaszane publicznie, (3) zarządzanie ryzykiem, co obejmuje systemy kontroli księgowości i finansów, (4) mianowanie, nadzorowanie i ocena wyników pracy oraz niezależności audytorów zewnętrznych, i (5) spełnianie stosownych wymogów prawnych i ustawodawczych. Komitet Audytu przyjął pisemny statut, z którym można zapoznać się na witrynie internetowej Spółki; można go również uzyskać od sekretarza lub CFO Spółki.

<u>Komitet Wynagrodzeń</u> ustala i administruje zasadami i programami określającymi zasady wynagradzania członków Zarządów i kierownictwa Spółki. Ponadto Komitet Wynagrodzeń zapewnia nadzór nad rozmaitymi programami wynagrodzeń Spółki, co obejmuje plany premii i plany wynagrodzeń akcjami Spółki. Komitet Wynagrodzeń przyjął pisemny statut, z którym można zapoznać się na witrynie internetowej Spółki; można go również uzyskać od sekretarza lub CFO Spółki.

<u>Komitet Zarządzania</u> pomaga Zarządowi w wypełnianiu obowiązków związanych z właściwym ładem korporacyjnym i rekomenduje kandydatów na członków Zarządu. Komitet <u>Zarządzania</u> odpowiada za opracowanie i okresową ocenę programu początkowych sesji orientacyjnych dla każdego nowego członka Zarządu i za regularne powiadamianie każdego członka Zarządu o zakresie jego obowiązków związanych z członkostwem w Zarządzie i ewentualnie we wszelkich stosownych komitetach Zarządu. Komitet <u>Zarządzania</u> przyjął pisemny statut, z którym można zapoznać się na witrynie internetowej Spółki; można go również uzyskać od sekretarza lub CFO Spółki.

VII. Kwestie wymagające zatwierdzenia przez Zarząd

Następujące kwestie będą wymagać zatwierdzenia przez Zarząd (albo zatwierdzenia przez Komitet Zarządu, któremu Zarząd delegował uprawnienia w odpowiednim zakresie):

- kwestie wymagające zatwierdzenia przez Zarząd w myśl *Ustawy o spółkach w Kanadzie (Canada Business Corporations Act)*, stosownego ustawodawstwa o obrocie papierami wartościowymi, polityki i zasad, jak również wszelkich stosownych zasad i polityki każdej giełdy, na której papiery wartościowe Spółki są przedmiotem obrotu;
- wszelkie decyzje wykraczające poza typowy zakres działalności Spółki (w tym między innymi znaczne finansowanie, znaczne przejęcia i znaczne zbycia);
- mianowanie członków Zarządu;
- kwestie, które wymagają zatwierdzenia przez Zarząd zgodnie z niniejszym Mandatem Zarządu i Zasadami ładu korporacyjnego; i
- wszelkie inne kwestie, które Zarząd może okresowo ustalać.

VIII. Kodeks postępowania zawodowego i etyki

Spółka przyjęła Kodeks postępowania zawodowego i etyki. Z Kodeksem postępowania zawodowego i etyki można zapoznać się na witrynie internetowej Spółki; można go również uzyskać od sekretarza lub CFO Spółki. Zarząd będzie odpowiadać za monitorowanie przestrzegania Kodeksu postępowania zawodowego i etyki. Wszelkie zwolnienia z obowiązku przestrzegania Kodeksu przez dowolnego członka Zarządu lub członka kierownictwa Spółki mogą być wydane wyłącznie przez Zarząd.

IX. Kierownictwo

Zarząd oczekuje od kierownictwa Spółki prowadzenia działalności zgodnie z bieżącym planem strategicznym Spółki i realizacji lub przekraczania corocznych celów długoterminowych Spółki ustalonych przez Zarząd w porozumieniu z kierownictwem. W ramach dorocznego procesu planowania strategicznego Zarząd ustali oczekiwania pod adresem kierownictwa na kolejny rok finansowy, jak również w kontekście przyszłych celów długoterminowych Spółki. W każdym kwartale Zarząd dokona przeglądu postępów kierownictwa w wypełnianiu tych oczekiwań.

X. **Informacje zwrotne od interesariuszy**

Zarząd odpowiada za potwierdzenie, że Spółka wprowadziła zasady i programy umożliwiające Spółce skuteczne komunikowanie się z udziałowcami, innymi interesariuszami i ogółem opinii publicznej.

XI. Oceny

Co najmniej raz w roku Zarząd, jego komitety i każdy jego członek będą podlegać ocenie w zakresie efektywności i wkładu. Oceny wezmą pod uwagę:

(a) w przypadku Zarządu i jego komitetów, ich mandat lub status.

(b) w przypadku poszczególnych członków Zarządu, ewentualny opis zakresu obowiązków związanych ze stanowiskiem, jak również kompetencje i umiejętności, które powinni wnosić do Zarządu jej poszczególni członkowie.

- KONIEC -

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Kanadyjscy i Amerykańscy zarejestrowani akcjonariusze

- **pocztą:** na adres biura Computershare Investor Services Inc., do wiadomości: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 **lub**
- **faksem:** Computershare Investor Services Inc.: **416-263-9524** lub pod bezpłatnym numerem **1-866-249-7775**
  Kingsdale Shareholder Services Inc.: **416-867-2271 lub** pod bezpłatnym numerem **1-866-545-5580 lub**
- **online:** odwiedzając witrynę www.investorvote.com i wprowadzając swój 15-cyfrowy numer kontrolny **lub**
- **telefonicznie:** dzwoniąc pod numer telefonu **1-866-732-VOTE (8683)** i głosując telefonicznie, podając swój 15-cyfrowy numer kontrolny znajdujący się w dolnym lewym rogu **NIEBIESKIEGO** formularza pełnomocnictwa.

<u>AKCJONARIUSZE FAKTYCZNI</u>

Osoby, których akcje zwykłe są zdeponowane na koncie maklerskim lub korzystają z innych postaci pośrednictwa są „akcjonariuszami faktycznymi" i otrzymali pocztą formularz wskazówek w sprawie głosowania wraz z tym pakietem. Niezarejestrowani akcjonariusze, którzy nie wyrazili sprzeciwu wobec ujawnienia Spółce przez Pośrednika pewnych informacji na własny temat związanych z własnością akcji, nazywani są <u>akcjonariuszami faktycznymi niezgłaszającymi sprzeciwu</u>. Niezarejestrowani akcjonariusze, którzy wyrazili sprzeciw wobec ujawnienia Spółce przez Pośrednika informacji na własny temat związanych z własnością udziałów nazywani są <u>akcjonariuszami</u> <u>faktycznymi zgłaszającymi sprzeciw</u>.

- **Międzynarodowi akcjonariusze faktyczni:**
  - **Formularz instrukcji głosowania od Computershare:** proszę odwiedzić witrynę www.investorvote.com i wprowadzić swój 15-cyfrowy numer lub zadzwonić pod numer **312-588-4291**
  - **Formularz instrukcji głosowania od Pośrednika:** proszę odwiedzić witrynę www.proxyvote.com i wprowadzić swój 12-cyfrowy numer lub wysłać swój Formularz instrukcji głosowania faksem pod numer **905-507-7793**.
- **Akcjonariusze faktyczni z Kanady zgłaszający sprzeciw:**
  Proszę odwiedzić witrynę www.proxyvote.com i wpisać swój 12-cyfrowy numer kontrolny lub zadzwonić pod numer **1-800-474-7493**, albo wysłać faksem formularz wskazówek w sprawie głosowania pod numer **905-507-7793**, albo pod numer bezpłatny **1-866-623-5305**, aby mieć pewność, że zostanie odebrany w terminie.

TWÓJ GŁOS JEST WAŻNY. ZAGŁOSUJ NA SWÓJ NIEBIESKI FORMULARZ PEŁNOMOCNICTWA DZISIAJ.

- **Amerykańscy Faktyczni akcjonariusze:**

  Proszę odwiedzić witrynę www.proxyvote.com i wprowadzić swój 12-cyfrowy numer kontrolny lub zadzwonić pod numer **1-800-454-8683.**

AKCJONARIUSZE FAKTYCZNI Z KANADY NIEZGŁASZAJĄCY SPRZECIWU

Akcjonariusze faktyczni z Kanady niezgłaszający sprzeciwu mogą głosować **pocztą, faksem, telefonicznie** lub **online**

- **pocztą:** Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 **lub**

- **faksem:** Computershare Investor Services Inc.: **416-263-9524** lub na numer bezpłatny **1-866-249-7775** Kingsdale Shareholder Services Inc.: **416-867-2271** lub na numer bezpłatny **1-866-545-5580, lub**

- **online:** odwiedzając witrynę www.investorvote.com, gdzie należy podać 15-cyfrowy numer kontrolny **lub**

- **telefonicznie:** **1-866-732-VOTE (8683)**, aby oddać głos telefonicznie, podając 15-cyfrowy numer kontrolny, który można znaleźć w lewym dolnym rogu **NIEBIESKIEGO** formularza pełnomocnictwa instrukcji głosowania.

PROSZĘ GŁOSOWAĆ ZA POMOCĄ <u>NIEBIESKIEGO</u> FORMULARZA PEŁNOMOCNICTWA LISTOWNIE, FAKSEM, POPRZEZ INTERNET LUB TELEFONICZNIE NA TYLE WCZEŚNIE, ABY GŁOS ODEBRANO W TERMINIE. FORMULARZE PEŁNOMOCNICTWA MUSZĄ NADEJŚĆ NIE PÓŹNIEJ NIŻ W CZWARTEK, 26 STYCZNIA 2012 R., O GODZINIE 10:00 RANO (CZASU TORONTO). PROSZĘ KONIECZNIE PODPISAĆ I OPATRZYĆ DATĄ <u>NIEBIESKI</u> FORMULARZ PEŁNOMOCNICTWA. PYTANIA NA TEMAT GŁOSOWANIA ZA POMOCĄ <u>NIEBIESKIEGO</u> FORMULARZA PEŁNOMOCNICTWA NALEŻY KIEROWAĆ TELEFONICZNIE POD NUMER: 1-866-879-7649 (BEZPŁATNY) W AMERYCE PÓŁNOCNEJ LUB POD NUMER 1-416-867-2272 W POZOSTAŁYCH KRAJACH (AKCEPTOWANE POŁĄCZENIA NA KOSZT ABONENTA).

Pytania i prośby o pomoc można kierować do;

Proxy Solicitation Agent (Przedstawiciel ds. głosowania nieosobistego):



The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

Spoza Ameryki Północnej banki i maklerzy powinni dzwonić na koszt odbiorcy:

416-867-2272

Telefon bezpłatny z Ameryki Północnej:

1-866-879-7649

E-mail: contactus@kingsdaleshareholder.com

Faks: 416-867-2271

Faks bezpłatny: 1-866-545-5580

Spoza Ameryki Północnej banki i maklerzy powinni dzwonić na koszt odbiorcy: 416-867-2272

Proszę odwiedzać witrynę Spółki, gdzie znaleźć można regularne uaktualnienia pod adresem:
www.helixbiopharma.com